

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Securitize Mizuho Bank Head Office and Otemachi Financial Center

- Cosmic Funding Tokutei Mokuteki Kaisha will privately issue total ¥87 billion -

Tokyo (Friday, August 6, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it will securitize the non-recourse loan extended to the SPC established by Tokyo Tatemono Co., Ltd. which purchased Mizuho Bank, Ltd.'s Otemachi Head Office (formally the Fuji Bank Head Office) and Otemachi Financial Center. The issuance size of this deal will be ¥87 billion, making this is the Bank's largest commercial real estate securitization deal to date.

Shinsei Bank is the arranger of the transaction, and Shinsei Servicer is the servicer of the underlying receivables. Moody's and S&P have assigned provisional ratings to the bonds, which will be marketed to institutional and corporate investors by Shinsei Securities Co., Ltd. and Mizuho Securities Co., Ltd.

Summary of the Bond Issued by Cosmic Funding Tokutei Mokuteki Kaisha

Issuer:	Cosmic Funding Tokutei Mokuteki Kaisha
Issuance type:	Unsecured specified bond
Total amount of issuance:	¥87 billion
Closing date	September, 2004 (expected)
Legal maturity	March, 2011 (expected)
Arranger:	Shinsei Bank, Limited
Servicer:	Shinsei Servicing Company (Shinsei Servicer)
Bond administrator:	Shinsei Bank, Limited
Cash manager:	Shinsei Trust & Banking Co., Ltd.
Distributor(s):	Shinsei Securities Co., Ltd. and Mizuho Securities Co., Ltd.

This press release is not an offer to sell or a solicitation of any offer to buy the securities.

For further information, please contact;
Yoshihide Nakagawa or Yasuhiro Fujiki, Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81) 3-5511-5013/ Fax: (+81) 3-5511-5505

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited

Shinsei Bank Announces Revision of Domestic Remittance Fee Using *PowerDirect*

Tokyo (Monday, August 9, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will continue its free-of-charge remittance service to an account with Shinsei Bank using internet banking Shinsei *PowerDirect* through Shinsei Bank's comprehensive *PowerFlex* account. This announcement revises the previous announcement made on July 7, 2004.

Effective September 1, 2004, remittance fee and charge for refund request using Shinsei *PowerDirect* will be as follows:

Shinsei Bank will continue our efforts to provide customer-oriented products and services.

	Substantially waived for (*1)	Fees (Remittance to an account with another bank)
Customers with an account balance of at least 10 million yen at the end of the previous month	30 remittances/month	300 yen/remittance (consumption tax included)
Customers who do not meet the above conditions	5 remittances/month	
Charge for refund request (*2)	1 request/month	500 yen/request (consumption tax included)

*1) Customers will be requested to bear the fees when the remittance is applied for, but the refundable fees will be credited to the customer's account at a later date as stated above.

*2) Charge for refund request will be applied for all our channels, Shinsei *PowerDirect*, Shinsei Financial Center counter, and Shinsei *PowerCall* (telephone banking). It will be applied for remittances to Shinsei Bank accounts as well.

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81) 3-5511-5013/ Fax: (+81) 3-5511-5505

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Establishes "Pre-IPO Investment Program"

Tokyo (Monday, August 9, 2004) - Shinsei Bank, Limited ("Shinsei Bank") announced today the establishment of a "Pre-IPO Investment Program" to invest in companies which are planning an IPO within two to three years. Targeted companies are relatively new, but in later growth stage; they have a solid financial track record, and are in need of more capital to continue successful growth.

Recently, venture funds have been more actively investing in young enterprises. Shinsei Bank's new program will promote equity investment in pre-listed companies who are aiming to IPO in a couple of years using the Bank's own capital. Leveraging its advanced credit expertise, wide network of relationships and deep industry knowledge, Shinsei will assist these companies in their further growth and development.

Shinsei Bank has made equity investments in various companies through Management Buy-Outs (MBOs) and its Revitalization businesses. This new program enables the Bank to expand its investments into new business areas and to support pre-listed companies who need capital, but have the potential to accelerate Japanese economy.

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Monday, August 23, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective September 1, 2004:

1. Organizational Change
The Credit Risk Division takes over the functions of the Corporate Risk Management Division, which has been abolished.

2. Effective Date
September 1, 2004

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, August 23, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective September 1, 2004.

	New Position	Former Position
Junzo Tomii	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group, and General Manager of Corporate Risk Management Division

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505


INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Securitize Mizuho Bank Head Office and Otemachi Financial Center

- Cosmic Funding Tokutei Mokuteki Kaisha will privately issue total ¥87 billion -

Tokyo (Friday, August 6, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it will securitize the non-recourse loan extended to the SPC established by Tokyo Tatemono Co., Ltd. which purchased Mizuho Bank, Ltd.'s Otemachi Head Office (formally the Fuji Bank Head Office) and Otemachi Financial Center. The issuance size of this deal will be ¥87 billion, making this is the Bank's largest commercial real estate securitization deal to date.

Shinsei Bank is the arranger of the transaction, and Shinsei Servicer is the servicer of the underlying receivables. Moody's and S&P have assigned provisional ratings to the bonds, which will be marketed to institutional and corporate investors by Shinsei Securities Co., Ltd. and Mizuho Securities Co., Ltd.

<u>Summary of the Bond Issued by Cosmic Funding Tokutei Mokuteki Kaisha</u>

Issuer:	Cosmic Funding Tokutei Mokuteki Kaisha
Issuance type:	Unsecured specified bond
Total amount of issuance:	¥87 billion
Closing date	September, 2004 (expected)
Legal maturity	March, 2011 (expected)
Arranger:	Shinsei Bank, Limited
Servicer:	Shinsei Servicing Company (Shinsei Servicer)
Bond administrator:	Shinsei Bank, Limited
Cash manager:	Shinsei Trust & Banking Co., Ltd.
Distributor(s):	Shinsei Securities Co., Ltd. and Mizuho Securities Co., Ltd.

This press release is not an offer to sell or a solicitation of any offer to buy the securities.

For further information, please contact;
Yoshihide Nakagawa or Yasuhiro Fujiki, Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81) 3-5511-5013/ Fax: (+81) 3-5511-5505


INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL.: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited

Shinsei Bank Announces Revision of Domestic Remittance Fee Using *PowerDirect*

Tokyo (Monday, August 9, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will continue its free-of-charge remittance service to an account with Shinsei Bank using internet banking Shinsei *PowerDirect* through Shinsei Bank's comprehensive *PowerFlex* account. This announcement revises the previous announcement made on July 7, 2004.

Effective September 1, 2004, remittance fee and charge for refund request using Shinsei *PowerDirect* will be as follows:

Shinsei Bank will continue our efforts to provide customer-oriented products and services.

	Substantially waived for (*1)	Fees (Remittance to an account with another bank)
Customers with an account balance of at least 10 million yen at the end of the previous month	30 remittances/month	300 yen/remittance (consumption tax included)
Customers who do not meet the above conditions	5 remittances/month	
Charge for refund request (*2)	1 request/month	500 yen/request (consumption tax included)

*1) Customers will be requested to bear the fees when the remittance is applied for, but the refundable fees will be credited to the customer's account at a later date as stated above.

*2) Charge for refund request will be applied for all our channels, Shinsei *PowerDirect*, Shinsei Financial Center counter, and Shinsei *PowerCall* (telephone banking). It will be applied for remittances to Shinsei Bank accounts as well.

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81) 3-5511-5013/ Fax: (+81) 3-5511-5505

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Establishes "Pre-IPO Investment Program"

Tokyo (Monday, August 9, 2004) - Shinsei Bank, Limited ("Shinsei Bank") announced today the establishment of a "Pre-IPO Investment Program" to invest in companies which are planning an IPO within two to three years. Targeted companies are relatively new, but in later growth stage; they have a solid financial track record, and are in need of more capital to continue successful growth.

Recently, venture funds have been more actively investing in young enterprises. Shinsei Bank's new program will promote equity investment in pre-listed companies who are aiming to IPO in a couple of years using the Bank's own capital. Leveraging its advanced credit expertise, wide network of relationships and deep industry knowledge, Shinsei will assist these companies in their further growth and development.

Shinsei Bank has made equity investments in various companies through Management Buy-Outs (MBOs) and its Revitalization businesses. This new program enables the Bank to expand its investments into new business areas and to support pre-listed companies who need capital, but have the potential to accelerate Japanese economy.

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505


INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Monday, August 23, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective September 1, 2004:

1. Organizational Change

The Credit Risk Division takes over the functions of the Corporate Risk Management Division, which has been abolished.

2. Effective Date

September 1, 2004

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505


INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Change

Tokyo (Monday, August 23, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective September 1, 2004.

	New Position	Former Position
Junzo Tomii	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group, and General Manager of Corporate Risk Management Division

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505


SHINSEI BANK
Annual Report 2004



Better Banking—

Focused



Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)
(%)
20.01%
233.2
5.70%
97.3
2.78%
24
18
12
6
0
Balance of claims disclosed under the Financial Revitalization Law
Claims disclosed under the Financial Revitalization Law as a percentage
Consolidated Total Shareholders' Equity and Capital Adequacy Ratio
(billions of yen)
(%)
800
600
400
200
0
623.5
17.04%
679.8
20.10%
730.0
21.13%
24
18
12
6
0
3/2002
3/2003
3/2004
Total shareholders' equity
Capital adequacy ratio

Clean Balance Sheet

Our focus on keeping a clean balance sheet and being a healthy bank has led to a successful reduction of problem claims. The ratio of Shinsei's problem claims, as disclosed under the Financial Revitalization Law, to total non-consolidated claims decreased to 2.78% as of March 31, 2004.

Strong

Profile (Consolidated)

(As of March 31, 2004)

Establishment	December 1952	Total Shareholders' Equity	¥730.0 billion
Total Assets	¥6,343.7 billion	Consolidated Capital Adequacy Ratio	21.13%
Deposits, Including Negotiable Certificates of Deposit	¥2,734.4 billion	Non-Consolidated Capital Adequacy Ratio	20.84%
Debentures	¥1,388.6 billion	Number of Employees	2,122
Loans and Bills Discounted	¥3,047.0 billion	Branches:	
Securities	¥1,483.2 billion	Domestic	29 Branches, Including Head Office; 3 Annexes
		Overseas	1 Branch, 1 Representative Office

Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations, and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ from those in such forward-looking statements as a result of various factors.

Better Value

Creative



Consolidated Total Revenue and Non-Interest Income
(Billions of yen)
(%)
160
120
80
40
60
45
30
15
0
107.7
123.5
31.3
41.6
66.3
26.2%
38.6%
53.7%
3/2002
3/2003
3/2004
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

Strong Capital

Our capital base remains strong, with a 21.13% capital adequacy ratio. We plan to leverage this strength to increase our asset base and create higher value for our customers and shareholders.

Diversified Revenues

We continue to be creative in offering value-added solutions and services to our institutional and retail customers. Through our efforts, our non-interest income increased to more than 50% of consolidated total revenue for the year ended March 31, 2004.

Contents

Consolidated Financial Highlights

Shinsei Bank, Limited and Subsidiaries
For the years ended March 31, 2004 and 2003

	Billions of yen		Millions of U.S. dollars
	2004	2003	2004
For the year:			
Net interest income	¥ 57.1	¥ 66.1	$ 540.9
Net fees and commissions	18.9	16.5	179.2
Net trading income	2.7	8.5	25.6
Net other business income	44.6	16.5	422.6
Total revenue	123.5	107.7	1,168.5
Net income	66.4	53.0	628.2
Balances at year-end:			
Total assets	¥6,343.7	¥6,706.9	$60,016.6
Loans and bills discounted	3,047.0	3,502.3	28,827.2
Deposits, including negotiable certificates of deposit	2,734.4	2,576.9	25,870.2
Debentures	1,388.6	1,913.5	13,138.0
Total shareholders' equity	730.0	679.8	6,906.3
Per share (in yen and U.S. dollars):			
Common shareholders' equity	¥ 287.94	¥ 249.59	$ 2.72
Fully diluted shareholders' equity	378.70	335.28	3.58
Basic net income	46.03	36.18	0.44
Diluted net income	32.75	26.15	0.31
Ratios:			
Return on common shareholders' equity	16.99%	15.62%	
Return on total assets	1.02	0.72	
Tier I capital ratio	16.15	14.27	
Capital adequacy ratio	21.13	20.10	

Notes:
(1) Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the readers' convenience. U.S. dollar amounts are translated at ¥105.70=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2004.
(2) Since all yen figures have been truncated rather than rounded, the totals do not necessarily agree with the sum of the individual amounts.
(3) On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The per share data is presented as if the reverse stock split had been consummated at the beginning of the periods presented.
(4) Fully diluted shareholders' equity per share is calculated by dividing shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised at the end of the period. As our common shares were not listed the fiscal year ended March 31, 2003, however, the minimum conversion or exercise prices are used for the calculation as of the end of the year.
(5) Return on common shareholders' equity and return on total assets are based on the averages of assets and common equity at the beginning and end of the periods presented.

Summary of Events

2000

March	New bank launched
June	Changed name from The Long-Term Credit Bank of Japan, Limited, to Shinsei Bank, Limited
	Introduced a management information system (MIS)
October	Began cooperation with the postal savings system for automatic teller machine (ATM) networks and fund transfers

2001

May	Operations of Shinsei Securities Co., Ltd., commenced
June	Launched new retail banking services
	Launched *PowerFlex* comprehensive account, internet banking and 24/7 ATM service
December	Commenced ATM tie-up with IY Bank Co., Ltd.

2002

January	Established Institutional Banking Group
February	Began offering *PowerSmart* housing loan
March	Formed ATM tie-up with Keihin Electric Express Railway Co., Ltd.
July	Received *FinanceAsia*'s 2002 Best Local Bank (Japan) award
October	Launched annuities for individuals
November	Operations of Shinsei Business Finance Co., Ltd., commenced
December	Arranged first non-performing loan (NPL) securitization transaction by a Japanese bank
	Launched new real estate non-recourse loan finance program, enabling small-scale deals

2003

February	Arranged multi-asset housing loan securitization
March	Established Corporate Revitalization Division
	Launched LaLaport Branch
	Acquired U.K. subsidiary of The Toa Reinsurance Company, Limited
April	Launched Shiodome SIO-SITE and Roppongi Hills branches
	Operations of Shinsei Investment Management (SIM) Co., Ltd., commenced
June	Opened Futakotamagawa Branch
July	Received *FinanceAsia*'s Best Local Bank (Japan) award for the second year running
September	Established Hibiya Kids Park, an on-site children's day care center—the first among Japanese banks—for Head Office staff
	Received *The Banker*'s 2003 Bank of the Year for Japan award
November	Selected as sponsor of corporate revitalization process for Matsuyadenki Co., Ltd.
	Commenced *Shinsei Daily Bank* ATM service at Daily Yamazaki convenience stores
December	Received *IFR*'s 2003 awards for best securitization deal and team

2004

January	Launched Housing Loan Centers in Tokyo, Yokohama and Osaka
	Received *Nikkei Bonds & Financial Weekly*'s 2003 Best Securitized Product award
February	Listed Bank's common stock on First Section of Tokyo Stock Exchange
	Acquired consumer installment credit business of Teijin Finance Limited
March	Entered into an advisory services agreement with Taiwan's Chiao Tung Bank (CTB) Co., Ltd.
April	Converted the Bank's long-term credit bank charter to an ordinary bank charter
May	Opened Shinsei Financial Center–Ginza
	Retail accounts reached one million
June	Opened Platinum Centers in Ginza and Umeda
	Converted to a Company with Committees board model
July	Received *THOMSON DealWatch*'s IPO of the Year 2003 award for the stock listing and Asset-Backed Securities Deal of the Year 2003 award for multi-asset housing loan securitization
	Received *EUROMONEY*'s Best Bank in Japan 2004 award


株式会社 新生銀行
Listing on Tokyo Stock Exchange


Recently opened Ginza Platinum Center

To Our Shareholders, Customers and Employees





On February 19, 2004, just four years after our launch as a new bank, Shinsei Bank listed its common stock on the First Section of the Tokyo Stock Exchange. The success of our public share offering and listing is clear evidence that our strategy—restoring the Bank's asset quality and financial strength and focusing our activities on the investment and retail banking areas—has been appreciated by capital markets worldwide, and by our institutional and retail customers. It has been a busy and productive year, and I would like to take this opportunity to again express our gratitude for the support shown to Shinsei.

More recently, we took the step of changing Shinsei's bank charter from being a long-term credit bank to that of an "ordinary bank," which will in turn enable us to broaden our range of products and services. Along with this charter change, the Bank has, after its annual general meeting of shareholders on June 24, 2004, adopted a Company with Committees (*iinkai-tou setchi-gaisha*) board model under the Japanese Commercial Code. Ever since Shinsei's start, we have been committed to high corporate governance standards, and this adoption of the Company with Committees board model will allow us to further strengthen management supervision functions and create a management system that is capable of speedy decision making.

Having strengthened Shinsei's market capabilities and financial condition, we are now positioning the Bank for stable, long-term profit growth. On the

foundation of transparent and sound management, Shinsei is focused on delivering a growing array of market-leading financial products and services that satisfy the needs of our institutional and retail customers.

A Record Fiscal 2003: Posting Profits in Four Consecutive Terms

For fiscal 2003, ended March 31, 2004, consolidated net income was ¥66.4 billion, up ¥13.3 billion from fiscal 2002. On a non-consolidated basis, net income was ¥65.3 billion.

As of the end of March 2004, claims disclosed under the Financial Revitalization Law were ¥97.3 billion on a non-consolidated basis, representing a ¥135.8 billion decline from the end of March 2003 and amounting to 2.78% of total claims.

For the year, we maintained high capital adequacy ratios, with a consolidated total capital adequacy ratio of 21.13% and a Tier I capital ratio of 16.15% at year-end.

The Success of Shinsei's Business Model

From its beginnings, Shinsei has brought together advanced know-how from all over the world to create a banking business model focused on expanding and strengthening two strategically important areas: investment banking and retail banking. Our approach extends outside the framework of the offerings of traditional Japanese banks, and is focused on providing more customized solutions and services that meet the particular needs of our institutional and retail customers.

This business model has clearly resonated with both existing and prospective customers and has led to the steady growth of both our investment banking and retail banking businesses. As a result, the Bank's non-interest income including fees and commissions, as opposed to interest income derived from traditional deposit and lending operations, accounted for more than 50% of our consolidated total revenue in fiscal 2003. This transformation continues, and our focus in this area gives us a greatly enhanced platform to generate sustainable profits.

Institutional Banking Business: Centered on Providing Investment Banking Solutions

In our institutional banking business, we continued to integrate our products and services specialists with relationship managers responsible for ongoing dialogue with our corporate customers. In



November 2003, we reorganized and strengthened our corporate revitalization and non-banking business organizations to take advantage of strong customer needs and expanding opportunities in these areas. We have also broadened our capital markets activities tailored to the specialized needs of financial institutions. Our Real Estate Finance and Specialty Finance divisions were integrated into the Corporate Banking Business Sub-Group in April 2004. These organizational changes have created a much more unified offering to corporate customers—enabling our relationship managers to offer products and services geared more precisely to the needs of our customers.

We continued to promote securitization, non-recourse lending, credit trading and M&A activities, and we expect significant market growth in these areas. Our corporate revitalization and non-banking business areas also developed strongly. In corporate revitalization, we were selected to assist in the reorganization process at Matsuyadenki. In non-banking, we acquired the consumer installment credit business of Teijin Finance Limited and relaunched it as Shinsei Sales Finance Co., Ltd. Through partnerships between Shinsei Property Finance Co., Ltd., and other major housing developers, we began offering *PartnerPlus* long-term, fixed-rate housing loans utilizing securitization.

Retail Banking Business: One Million Accounts Achieved

Launched in June 2001, our retail banking business has achieved considerable success on the back of the comprehensive *PowerFlex* account. We have since worked to expand and improve retail transaction channels, offering such services as internet banking, call centers and ATMs that are available free of charge, 24 hours a day, seven days a week.

Our Shinsei Financial Center (SFC) branch network is a key part of our retail strategy, and by utilizing state-of-the-art information technology (IT), we have been able to quickly establish the SFCs as a wholly new approach to branch banking in Japan. All of our branches have now been converted into SFCs, and they are positioned in key locations throughout the country. In fiscal 2003, we opened Shiodome SIO-SITE, Roppongi Hills and Futakotamagawa SFCs, which are located in prime business and commercial sites in Tokyo. We also located our Housing Loan Center Tokyo in Marunouchi, Tokyo, as part of our efforts to provide comprehensive home loan consultation services. To enhance our marketing toward more affluent customers, in May 2004 we opened Platinum Centers in Ginza and Umeda, two of Japan's busiest, most upscale retail areas.

Shinsei's approach to retail banking is to go beyond the standard Japanese retail banking levels and deliver products and services that are designed from the customer viewpoint. Customer response has been very strong, and the total number of retail accounts, including *PowerFlex* and traditional accounts, reached a milestone of one million in May 2004.

Better Banking—Better Value

Shinsei continues to work to quickly deliver new and innovative products and services that are geared to customers' needs and reach beyond levels provided by traditional Japanese financial practices and approaches.

We hope to be a bank that is always in a leadership position: devoting management resources to strategically important areas and offering value-added products and services that answer the particular needs of our customers. Delivering on this promise and providing better value—this is what Better Banking is all about.

Our goals are to become an important and trusted partner for our customers, and to add to their success by fulfilling their needs for innovative, customer-centric banking solutions. Within this aim is a focus on having a trusted relationship with society and the communities where we operate by being a responsible and contributing corporate citizen.

For our shareholders, we are unwavering in our commitment to increase Shinsei's value and deliver stable, long-term profit growth through active management and the application of clear business strategies.

We greatly appreciate your continued support and guidance as we continue our efforts to achieve success in the future.

August 2004

Masamoto Yashiro
Chairman, President and CEO

The Shinsei Bank Management Team

As of July 1, 2004

Board of Directors

Masamoto Yashiro	Chairman and CEO, Shinsei Bank, Limited
Thierry Porté	Vice Chairman, Shinsei Bank, Limited
Akira Aoki*	Senior Advisor, Japan Securities Finance Co., Ltd.
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Banco Santander Central Hispano SA
Timothy C. Collins*	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers*	Chairman, J. C. Flowers & Co., LLC
Takashi Imai*	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Donald B. Marron*	Former Chairman, UBS Paine Webber, Inc.
Martin G. McGuinn*	Chairman and CEO, Mellon Financial Corporation
Yasuharu Nagashima*	Lawyer
Nobuaki Ogawa*	Lawyer
David Rockefeller*	Former Chairman, The Rockefeller Group

Notes: 1. * Outside directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, Timothy C. Collins, J. Christopher Flowers, David Rockefeller, Masamoto Yashiro
Audit Committee: Akira Aoki (Chairman); Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: J. Christopher Flowers (Chairman); Emilio Botín, Timothy C. Collins, Minoru Makihara, Donald B. Marron, Martin G. McGuinn



Masamoto Yashiro
Chairman, President and CEO



Clark Graninger
Institutional Banking Group



Thierry Porté
Vice Chairman



K. Sajeeve Thomas
Retail Banking Group



Teruaki Yamamoto
Institutional Banking Group



John E. Mack
Chief Financial Officer

Senior Advisors

Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System
Vernon E. Jordan	Senior Managing Director, Lazard Frères & Co. LLC
John S. Reed	Former Chairman, Citigroup Inc.

Statutory Executive Officers

Representative Statutory Executive Officer, Chairman and CEO	Masamoto Yashiro
Representative Statutory Executive Officer, Vice Chairman	Thierry Porté
Representative Statutory Executive Officer, Senior Managing Executive Officer, Institutional Banking Group	Teruaki Yamamoto
Senior Managing Executive Officer, Institutional Banking Group	Clark Graninger
Senior Managing Executive Officer, Retail Banking Group	K. Sajeeve Thomas
Senior Managing Executive Officer, Chief Financial Officer, Finance Group	John E. Mack
Senior Managing Executive Officer, Banking Infrastructure Group	Dhananjaya Dvivedi
Senior Managing Executive Officer, Risk Management Group	Janak Raj
Managing Executive Officer, Corporate Banking Business Sub-Group	Tadashi Ishikuro
Managing Executive Officer, Corporate Business Solutions Sub-Group	Junzo Tomii
Managing Executive Officer, Financial Institutions and Capital Markets Sub-Group	Masazumi Kato
Managing Executive Officer, Deputy Head, Retail Banking Group	Satoru Katayama

Note: Shinsei Bank adopted a Company with Committees board model after its annual general meeting of shareholders on June 24, 2004.



Dhananjaya Dvivedi
Banking Infrastructure Group



Junzo Tomii
Corporate Business Solutions Sub-Group



Janak Raj
Risk Management Group



Masazumi Kato
Financial Institutions and Capital Markets Sub-Group



Tadashi Ishikuro
Corporate Banking Business Sub-Group



Satoru Katayama
Retail Banking Group



Institutional Banking Group: Delivering Value-Added Solutions to Our Institutional Customers

Institutional Banking Group

The merging of our group's relationship management teams with our product development and service teams has given us an added edge in delivering solutions to our institutional customers. This has helped us to more effectively leverage our expertise in key areas of investment banking, such as securitization, credit trading, private equity, leveraged finance, non-recourse lending and M&A.

Since November 2003, we have been reorganizing and strengthening our offerings in the corporate revitalization and non-banking business areas, where demand is strong and opportunities are increasing. We have also expanded our capital markets activities, especially focusing on the needs of financial sector customers. Our efforts have resulted in a much more focused business structure that is better able to bring product expertise together with deep customer knowledge, and thus optimize our customer offerings.

Loan Origination

To make the most effective use of our capital, Shinsei Bank is aiming to increase assets, including loans. While ensuring profitability and asset quality, we continue to price our loans based on strict adherence to the credit standing of our customers. In addition, we have expanded our financing methods, including non-recourse lending, project finance and leverage lending, fully utilizing our advanced financial technologies and knowledge.

Due to the cost, it has been difficult for small and medium-sized real estate properties to take advantage of non-recourse lending. Shinsei's solution to this problem is the Multi-Asset Program (MAP). MAP provides non-recourse loans through a single special purpose company (SPC), thereby significantly reducing the comparative costs of establishing and maintaining SPCs and making this powerful financing tool affordable to a wider range of customers.





Teruaki Yamamoto

Clark Graninger

"The Institutional Banking Group has leveraged Shinsei Bank's strongest assets—our people, our customers and our knowledge—to create value-added solutions that meet the challenges facing our corporate and financial institution customers."



Consolidated Total Revenue and Non-Interest Income
(Billions of yen)
(%)
160
120
80
40
0
60
45
30
15
0
119.8
107.7
123.5
26.2%
38.6%
53.7%
31.3
41.6
66.3
3/2002
3/2003
3/2004
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

In the fiscal year ended March 2004, non-interest income, earned mainly from the investment banking business, accounted for over 50% of Shinsei's consolidated total revenue. This is clear evidence of our ability to go beyond the traditional corporate banking business model that relies on interest margins from commercial lending to an approach with enhanced profit-generating capabilities. Our success has been due to our ability to deliver high-value-added solutions that match changing customers' needs, and to rapid decision making and high operational efficiency.

Securitization and Credit Trading

For some time, Shinsei Bank has been putting a significant amount of effort into securitization and credit trading, introducing several approaches unique to the Japanese banking sector. Our performance in these areas has steadily improved as a result.

One notable example of our innovation is in multi-asset residential mortgage-backed securities that use housing loans obtained from multiple originators, including regional financial institutions. This method has allowed us to package assets that are more diverse in terms of geography and credit profiles and therefore expected to generate more stable cash flows. It has also enabled us to securitize assets that were in the past difficult to securitize alone.

The Shinsei Bank Group has become one of the leaders in the Japanese securitization business. Our subsidiaries, including Shinsei Securities, Shinsei Trust & Banking Co., Ltd., and Shinsei Servicing Company (Shinsei Servicer), play crucial roles in this important business area. Shinsei Securities is ranked first in Bloomberg L.P.'s 2003 Japanese residential mortgage-backed securities league table.

Fitch Ratings Ltd. awarded Shinsei Trust an "Acceptable" rating in November 2003 for its trustee operations and services in securitization transactions. This was the first such rating in Japan, and a clear indication of the trust bank's high level of operational capabilities—essential for the securitization business.

In the mortgage area, in March 2004 Standard & Poor's assigned Shinsei Servicer an "Above Average" ranking with a "Stable" outlook as a residential loan primary servicer. In the same month, Fitch Ratings upgraded the company's commercial mortgage special servicer and residential mortgage primary servicer ratings to "Level Two." This was based on Shinsei Servicer's solid servicing track record and its operational and reporting capabilities. Shinsei Bank has leveraged the

strong servicing abilities of this subsidiary to generate new assignments not only for its own credit trading and securitization projects but also for securitization projects originating outside the group, leading to an expansion of our business.


ISR
IFR

Award-Winning Securitization Deals

Shinsei's securitization business continues to receive high industry rankings. In December 2003, *IFR*, an international finance magazine, named Shinsei as the Japanese Securitization House of the Year and selected a securitization deal structured by the Bank as Deal of the Year. The same deal also received deal of the year awards from *Asiamoney*, *FinanceAsia*, *THOMSON DealWatch* and *Nikkei Bonds & Financial Weekly*.

Asset Management Services

In our asset management business, we focus on leveraging our global relationships with leading European and U.S. asset management companies to deliver advanced, unique investment products matched to the particular needs of our institutional and high-net-worth customers.

To develop and deliver mutual fund products under the Shinsei brand, Shinsei Investment Management (SIM), our wholly-owned investment trust and advisory subsidiary, launched its operations in April 2003. Adopting a new business model as a "Managers' Manager," SIM carefully and impartially selects investment products from a range of options offered both within and outside Japan.

Corporate Revitalization Business

In March 2003, the Institutional Banking Group's Corporate Business Strategy Sub-Group was relaunched as the Corporate Business Solutions Sub-Group, which focuses on corporate revitalization business. This group's mission is to utilize its hands-on experience and know-how to help customers strengthen financial fundamentals and improve asset efficiency by restructuring their businesses through such measures as divestitures and acquisitions.

Corporate Revitalization Case Study—Matsuyadenki

Faced with growing indebtedness and intense competition in the consumer electronics sector, Matsuyadenki filed for assistance under Japan's Civil Rehabilitation Law to revitalize its faltering operations. Breaking from the usual practice for Japan, Shinsei was selected to lead the revitalization process for Matsuyadenki even though it had no previous relationship with the company. Leveraging Matsuyadenki's broad customer base, and with the cooperation of its various business partners and full support of the Industrial Revitalization Corporation of Japan, Shinsei is putting its know-how to work to assist in the company's revitalization.

Non-Banking Finance Business

With a view that Japan's non-bank financial sector has high growth potential and adequate risk-adjusted return, Shinsei has positioned its non-banking business as a strategically important area. We leverage our banking know-how to address the broad financial needs of small and medium-sized enterprises (SMEs) and individual customers.

In the real estate area, in April 2003 the Shinsei Bank Group incorporated Life Housing Loan Co., Ltd., as its affiliate specializing in retail housing loans.

To complement and strengthen our position in business areas not covered by Shinsei Bank, we have actively expanded and improved our non-bank financial services capabilities. Shinsei Property Finance (formerly Equion Company, Limited), which makes real estate-secured loans to SMEs, merged in July 2004 with Apollo Finance Co., Ltd., which extends real estate-secured loans to individuals. Shinsei Property Finance has also formed alliances with a number of major housing developers, enabling them to offer their customers *PartnerPlus,* a long-term, fixed-rate housing loan program newly developed by the Shinsei Bank Group utilizing our securitization expertise.

In November 2002, we established Shinsei Business Finance as a joint venture between Shinsei Bank and Nissin Co., Ltd., to provide products to meet SMEs' funding needs. The company has experienced steady growth.

In February 2004, the Shinsei Bank Group acquired the consumer installment credit business of Teijin Finance and relaunched it as Shinsei Sales Finance.

Financing Innovation: First Ever Securitization of Consumer Installment Sales and Services Receivables

During the year, Shinsei Bank securitized ¥20 billion of consumer installment sales receivables held by Shinsei Sales Finance. In a first for the Japanese securitization market, these consumer installment sales receivables included purchases not only of goods but also of services. It had been widely thought that installment sales receivables for services could not be securitized in Japan, owing to various technical issues. However, Shinsei Bank's ability to thoroughly analyze historical data and deeply understand the underlying sales contracts made it possible to securitize this asset class.

Working with Others to Find Solutions

We often work with other organizations to meet customers' needs.

- Shinsei has formed alliances with a number of regional financial institutions to help strengthen their relationship banking functions. As part of these efforts, we have been actively assisting in their borrowers' business rehabilitation and business start-up efforts.
- In November 2003, we reached an agreement with Hankyu Corporation to work with them in their real estate private equity investment business. We leverage our real estate finance know-how to provide financial and business support to Hankyu.
- In collaboration with China International Trust and Investment Corporation (CITIC), Marubeni Corporation and The Sumitomo Trust & Banking Co., Ltd., Shinsei established an investment fund focusing on assisting Japanese companies to accelerate their growth strategies in China. The fund invests in and provides funding to Japanese companies looking to grow in China, particularly in such high-growth sectors as auto parts and electronics.

Creating Value: The Key to Better Banking

In providing solutions to our customers' financing needs, the Institutional Banking Group continuously strives to find new and innovative ways to add value. Leveraging our know-how, strong balance sheet, deep market knowledge and years of experience, we stay on top of market changes, aiming to set the trends, rather than follow them. That, in our view, is the key to Better Banking.



Retail Banking Group: Focused on Providing Retail Customers with Better Banking Services

Retail Banking Group

In June 2001, Shinsei Bank launched its new retail banking business, becoming the first Japanese bank to offer innovative and unique retail products and services—from asset management to basic financial transactions—to all customer segments. Since then, the Bank's retail customer base has expanded steadily, reaching one million *PowerFlex* and other accounts as of the end of May 2004.

Building an Organization that Answers the Individual Needs of Our Customers

In spring 2004, we reorganized our retail divisions, with the aim of better serving the interests and needs of our customers across different segments. At present, we offer our retail banking services through distinct service level channels, outlined below.

The Wealth Management Division specializes in serving high-net-worth customers who need advanced consultancy services, asset management expertise, risk advisory services, inheritance planning and other services. Shinsei offers such specialized products as privately placed investment trusts, hedge funds and variable annuity products to meet these needs. Each customer is assigned a Senior Wealth Manager who is fully skilled in both bringing these solutions to bear to address individual needs and providing a level of personal service—including in-home consultation—geared to the customer's preference.

The Platinum Banking Division is focused on our "Platinum" customers—those with relatively high asset balances with the Bank. Most customers have staff of SFCs assigned to take care of their specific needs, which usually center on asset building and investment. A variety of events, such as information seminars, are held at the Centers to address both the financial needs and particular interests of our Platinum customers.

Our high-net-worth customers and Platinum customers can use the full range of services available at our network of SFCs throughout Japan, and at our two new Platinum Centers, located in Ginza, Tokyo, and Umeda, Osaka. These Platinum Centers are exclusively



K. Sajeeve Thomas


Satoru Katayama

"Shinsei's Retail Banking Group makes customer service its top priority. Whenever customers use our services or products, we are committed to making certain that they experience what Better Banking really means. We want customers to know that we care about them and that no matter what their reason is for using Shinsei—building their assets, managing their money or just visiting a bank branch—they will have a pleasant and rewarding experience."

designed to serve the higher advisory and consulting needs of our Platinum customers in a quieter, more relaxed and personal environment.

Our Mass Retail Banking Division is responsible for addressing the broader needs of all other retail customers, as well as dealing with inquiries from potential customers. Convenience, speed, ease of use and availability are usually the highest priorities for new customers. Shinsei has addressed those priorities in a variety of ways, including our 24-hour-a-day call center, *PowerCall*, and our internet access offering, *PowerDirect*. These two services offer uninterrupted access to financial transactions, enabling customers to even perform foreign exchange transactions based on almost real-time rates.

Comprehensive *PowerFlex* Account

Shinsei's comprehensive *PowerFlex* account gives customers maximum access to Shinsei's array of products and services from a single, easily accessible source. For customers, *PowerFlex*'s greatest advantage is that customers can conduct transactions 24 hours a day, seven days a week by ATM, Shinsei *PowerCall* (telephone banking) or Shinsei *PowerDirect* (internet). *PowerFlex* is user-friendly, too, with ATM transactions available for no fee. Even when accessing their account from the ATM of another bank, Shinsei customers can conduct transactions on a no-fee basis. They can also perform foreign currency deposit transactions at almost real-time exchange rates. We offer additional unique services, including issuing cash cards on the spot to new account customers.

***PowerSmart* Housing Loan**

Shinsei's *PowerSmart* housing loan, launched in February 2002, is an entirely new type of housing loan, offering borrowers the option to prepay at no cost. *PowerSmart* is our response to customers' demands for a shorter repayment period and a lower interest amount.

Balance of *PowerSmart* Housing Loans and Number of Customers


(Billions of yen)
(Number of customers)
160
120
80
40
0
8,000
6,000
4,000
2,000
0
3/2002
9/2002
3/2003
9/2003
3/2004
Balance of PowerSmart housing loans
Number of customers

Offering Market-Leading, Unique Products and Services

Prior to its launch, Shinsei Retail Banking Group did something quite unusual in the Japanese banking sector: we asked consumers what they expected and desired from banks and banking services. Based on this detailed consumer research, we created and began introducing a range of unique products and services geared exactly to what customers want. We have spearheaded the market in this area, offering free ATM services and providing longer, more convenient operating hours at Shinsei branches, to name just a few examples of our leadership.


Access to Shinsei's
Retail Banking Services


(Millions)
40
30
20
10
0
3/2002
3/2003
3/2004
Via web site
Via Shinsei *PowerCall*
Via SFCs and ATMs

In the product area, our unique retail banking account, *PowerFlex*, gives customers access to all products and services offered by the Bank from a single source. Also in the area of products, Shinsei has introduced a broad range of "capital preservation" products that protect capital but provide more attractive interest rates than basic deposit accounts. These include a variety of structured deposits, created on the back of our innovative thinking and advanced IT platforms.

Another example of Shinsei's innovative product approach that has been extremely well received is *PowerSmart*, a new type of housing loan that allows customers to shorten the term of their home loan without having to pay high fees to the Bank.

Expansion of Shinsei's Branch Network and Infrastructure

In the two years since the launch of the new retail banking business, Shinsei has rapidly rolled out its SFCs, which reinvent the image of conventional bank branches. This year, a Ginza location was added to the branch network, and our Hachioji site was refurbished, bringing our total locations to 33. With the renovation of the Hachioji branch, all Shinsei Bank branches have become SFCs.

SFCs are generally open until 7:00 p.m. on weekdays to accommodate customers who are unable to visit our branches during normal office hours. In addition, opening hours are often adjusted to suit the particular needs of customers at that branch location. For example, LaLaport SFC, an in-store branch in a commercial establishment, is open from 10:00 a.m. to 8:00 p.m., 364 days a year (closed on New Year's Day).


SHINSEI BANK

Office SFC   Housing Loan Center Tokyo

Shinsei Financial Centers

With its SFCs, Shinsei has created comfortable, attractive environments that are a showcase for our style of retail banking. Customers can carry out their business quickly or spend the time they need for consulting services, such as investment management.

Shinsei has also pioneered a host of innovative developments not previously available from other, conventional Japanese banks. For example, customers can access the internet through a broadband connection at Yahoo! Café on the street-level ground floor at our headquarters in the heart of Tokyo, and Starbucks Coffee has located a number of coffee shops next to or inside Shinsei branches (nine shops as of May 2004). Setting the standard for attractive, modern bank branches has enhanced the Shinsei brand image, and we have been approached to open SFCs in many exciting retail locations and large-scale redevelopment areas, such as Roppongi Hills and Shiodome SIO-SITE.

Shinsei focuses on customer convenience. In addition to our own ATMs throughout Japan, we have actively formed convenience-banking partnerships with other financial institutions. Through this network, our customers can withdraw cash at no charge from as many as 60,000 ATMs of IY Bank, the Post Office and other partner financial institutions. Shinsei has also formed a partnership with Keihin Electric Express Railway and since March 2002 we have operated the *Keikyu Station Bank* ATM service in Keihin Kyuko train stations. Customer response to these initiatives has been very positive, particularly as customers can withdraw cash from our network ATMs free of charge, even if the cash card used is one of our partner's.

Shinsei has also focused on enhancing additional banking channels. A wide variety of transactions, including mutual fund purchases, foreign currency exchange and financial transactions, are all available 24 hours a day, seven days a week through Shinsei *PowerCall* or Shinsei *PowerDirect*, and usage has been increasing rapidly.


Ginza Platinum Center

Widening Our Marketing Efforts

Shinsei has worked hard to establish itself as a widely recognized and well-understood Japanese banking brand. To extend our strong brand awareness, we use a variety of advertising, promotional and sponsorship tools. Continuous, in-depth market research helps to guide our efforts.

We also take an active approach to positioning Shinsei with the public, since general awareness, complemented by effective advertising, can help advance our branding initiatives.

Our strategic approach to marketing and our public image not only enhances Shinsei's overall recognition and brand awareness, it also makes a significant contribution to the expansion of our customer base, which continues to grow at a strong pace.

Banking Satisfaction Survey by the *Nihon Keizai Shimbun*

Shinsei topped the overall assessment list of the Banking Satisfaction Survey, conducted by the *Nihon Keizai Shimbun* on services provided by financial institutions and published on April 18, 2004. This demonstrates that our original services created from the customer's viewpoint, such as free ATM services, are highly appreciated by our customers.

A Strategic Approach to Retail Banking Management and Investment

Shinsei's efforts to lead in the creation of unique, customer-friendly retail products and services are based on our advanced IT systems and a continuous focus on efficiency in branch management and operational processes. In the area of computer systems, we have introduced new technology and dramatically reduced IT costs.

The upgrade of our branch network to SFCs has significantly reduced the space used for Shinsei back-office operations, making more space available to customers and thus significantly reducing costs. To improve efficiency, we have centralized administrative operations traditionally handled at each branch. Furthermore, we continue to review branch locations, shifting resources to better locations to improve the cost structure and customer traffic.

***We Value Our Customers:* Building a Bank that Gives Peace of Mind to Customers**

Thanks to the wide range of retail banking choices it has introduced since its launch, Shinsei has steadily increased assets deposited by retail customers, particularly *PowerFlex* account holders.

Shinsei constantly endeavors to offer the highest quality services and products ahead of its peers at a lower cost, while maintaining sound financial fundamentals and stable long-term profitability.

Our ultimate goal is to become the model for banking in Japan: the bank of choice for customers who want a Better Banking experience.


DELL

Banking Infrastructure Group

Technology Infrastructure: Providing the Foundation for Growth

Since its rebirth four years ago, Shinsei Bank has passed many milestones—and our strong infrastructure has played a key role in our numerous successes. Our clear focus on reaching business objectives by building long-term strength and resilience has resulted in an IT and operations environment that can compete effectively and deliver sustained customer benefits. "Customer self-service" or "assisted service" describes the fundamental design concept we follow to give our customers the ability to quickly initiate and easily complete their financial transactions. The flexible nature of our infrastructure has enabled us to exploit emerging opportunities by quickly realigning our resources from back-office support functions to customer acquisition and service roles.

A Flexible and Modular Approach

Our IT systems and operations were constructed to be flexible and reusable. Our design is based on a set of simple, reusable modular building blocks, which make our systems nimble and provide the power to handle complex transactions with utmost ease. These qualities allow us to create new capabilities and support for new products and services speedily and at a low cost. The design also allows us to scale up our operations almost on demand.

Digital Image Processing: Enhancing Ease and Efficiency

Our document imaging systems enable us to secure documents digitally, and to use these digital documents for transactions and the execution of customer instructions. Since these can be viewed from any location and the same document can be processed by multiple parties simultaneously, rather than sequentially, this process enhances operational flexibility and efficiency.


Dhananjaya Dvivedi

"Information technology plays a key role in Shinsei's growth strategy—our low-cost, cutting-edge infrastructure allows us to offer clearly differentiated services to our customers while enjoying the efficiencies of economies of scale. Our flexible IT platform enables us to respond to changing market needs and quickly create new products and services to meet them. Optimal use of our resources and automated operations processes allows us to scale our operations up or down as needed—in turn enabling us to easily adapt to the seasonality of the banking business. Over the past year, we further upgraded our technology and process automation—Shinsei Bank is now certified as both ISMS- and BS7799-compliant—and we are continuing to seek new ways to further empower our operations for enhanced growth."

Advisory Agreement with Taiwan's Chiao Tung Bank

By leveraging its experience and accumulated know-how, Shinsei is helping customers in Japan and overseas reform their IT systems and operations processes. In March 2004, Shinsei and Shinsei Information Technology Co., Ltd., a wholly-owned subsidiary, agreed to enter into an advisory services agreement with Taiwan's Chiao Tung Bank (CTB). Over two years, we will offer strategic advice to CTB on transforming its IT systems and operations processes.


SHINSEI BANK
Signing Ceremony of IT&O Agreement

Modern Communication: A Capability Multiplier

All our offices are connected by a modern internet protocol (IP) network that seamlessly combines data, video and voice—ending the need for multiple networks and greatly reducing costs. We have leveraged the power of this capability in many ways, such as by offering financial consultations at branches through video conferencing. Customers visiting our branches can connect to a central support center for questions on specialized products like housing loans and mutual funds. This allows a single sales team to service many locations and further increases productivity.

Innovative Approach to Partnering: A Key Advantage

Most organizations reach a limit on the number of new projects they can effectively manage at one time. Our innovative partnering program gives Shinsei access to the professional capabilities of a very wide range of external expertise. We have established virtual teams around the globe that provide us with more capacity. Our approach enables us to use these resources as they are needed and enhances our ability to deliver to specific business requirements.

Ensuring Security and Business Continuity

Shinsei has in place backup systems necessary to ensure business continuity. These systems are designed to make our products and services available to our customers in any situation. They have been upgraded and enhanced as we have expanded, and are continually assessed and tested for viability. A fail-safe security system is also in place, to ensure controlled access to all applications. We have recently been certified by ISMS, signifying our focus on ensuring safety and security in our data environment.


UKAS
BSI
REGISTERED
ISMS

IS80706/ BS7799-2;2002 IJ00778/ ISMS (ver. 2.0)

Planning, development and operation of information system

BS7799-2;2002
BS7799 was established by The British Standards Institution (BSI) to evaluate and certify organizations' information security management systems (ISMS), and is recognized as a global standard of information security management.

ISMS Certification Criteria
ISMS certification criteria were developed in April 2002 by the Japan Information Processing Development Corporation (JIPDEC) for information security management based on BS7799 under the ISMS Conformity Assessment Scheme.



Enhancing Transparency and Control to Support Long-Term Value Creation

To deliver long-term value growth for our customers, employees and shareholders, Shinsei Bank has established a highly transparent management organization, set up rigorous internal audit systems, enhanced its compliance and risk management procedures and developed strong human resources capabilities.

Corporate Governance

To ensure the highest levels of transparency and adhere to sound management principles, Shinsei continues to strengthen its corporate governance. In the period under review, we took further steps to establish our leadership in this area, including:

(1) enhancing the decision-making and review functions of the Board of Directors
(2) adopting transparent management decision-making policies
(3) implementing a rigorous compliance system, and
(4) increasing the disclosure of corporate information.

Adoption of Company with Committees Board Model

As evidence of the Bank's commitment to corporate governance, Shinsei adopted a Company with Committees (*iinkai-tou setchi-gaisha*) board model after the annual general meeting of shareholders held on June 24, 2004. This model clearly separates the Bank's business execution functions from its strategy development and monitoring functions. Within the Company with Committees structure, Shinsei has established Nomination, Compensation and Audit committees, all of which comprise a majority of outside directors. Responsibility for operational execution and management decisions rests with newly appointed statutory executive officers (*shikkou-yaku*). We believe that this board model will further strengthen the audit function, increase the speed of decision making, improve management transparency and create long-term value.


Shareholders' Meeting
Strategy development and monitoring
Board of Directors
Nomination Committee
Compensation Committee
Audit Committee
Reporting
Business management and operational execution
CEO
Internal Audit Division
Management Committee
Comprises statutory executive officers/Decision-making body for the CEO
Auditing
Business groups

Strategy Development and Monitoring by the Board

The responsibilities of the Board of Directors are to determine long-term management strategy, ensure that management is working to maximize shareholder returns and evaluate and supervise management's business execution. As of July 1, 2004, the Board of Directors comprised 13 independent, or outside, members with extensive experience in business, financial and legal fields, and two Shinsei Bank executives.

The Nomination Committee selects new candidates for directors, and the Compensation Committee determines compensation for directors and statutory executive officers. The Audit

Committee monitors management's business execution. These three committees work to continuously improve management as well as fiscal transparency and soundness.

Business Decisions Made by Banking Professionals

The statutory executive officers, appointed and monitored by the Board of Directors, are responsible for running the Bank and implementing its business strategy based on the policies set forth by the Board of Directors. They include experienced finance and management specialists drawn from leading global financial services companies. They review and discuss key issues at the Management Committee, which serves as the executive arm of the CEO. Shinsei is committed to attracting and retaining top banking professionals regardless of nationality. As a result, six of the 12 statutory executive officers are expatriates.

With the Bank specializing and expanding its offerings, it has established cross-departmental committees to assist senior management. Our primary committees include ALM, Risk/Investment, Credit, Compliance, New Business/Product, SME Loan and IT committees.

Senior Advisory Roles

Since its formation in March 2000, Shinsei has implemented a senior advisor system to provide a channel from which to receive valuable advice on the strategy and direction of the Bank. As of July 1, 2004, Paul A. Volcker, former chairman of the Board of Governors of the Federal Reserve System, Vernon E. Jordan, senior managing director of Lazard Frères & Co. LLC, and John S. Reed, former chairman of Citigroup Inc., serve in this capacity. Shinsei values their counsel, which has contributed greatly to our success.

Internal Audit Structure

Our Internal Audit Division was established to perform audits of business practices. It reports directly to the CEO, is mandated to report to the Audit Committee and is independent of the audited business units. The division covers all of Shinsei's organizations and business lines, as well as its affiliates and outsourced businesses—except where prevented by law or banking regulation.

Rigorous Compliance Systems Evolve to Support Future Growth

Working within a regulated business sector that has a high public profile, financial institutions must be held to the highest standards of financial and regulatory compliance. At Shinsei, we believe a rigorous compliance system is necessary to manage effectively and create value. We have instituted annual updates to our compliance program so it evolves and remains relevant and effective as the Bank grows.

In fiscal 2003, our primary goal was to develop new regulations and procedures to reflect our status as a publicly traded company. We revised existing procedures and established new policies to prevent insider trading and ensure timely disclosure. We also established a training program to help our employees understand the scope and importance of these new rules.

We are dedicated to continually monitoring our compliance practices, adapting as necessary to reflect and remain aware of changes in the marketplace.

Our comprehensive compliance system continues to evolve

Compliance activities at Shinsei are focused on the following three areas:

- Systematic and comprehensive rule structures based on a Code of Ethics, Compliance Guidelines and a Compliance Manual.
- Enhancement of compliance procedures, including through the establishment of the Compliance Committee, which is chaired by the CEO and has a uniform control system administered by the Legal and Compliance Division and the officers in charge of compliance.
- Establishment of several layers of follow-up and monitoring, first at the division and branch levels, and then at the audit division level.

Asset Liability Management (ALM) System

To maximize our medium-to-long-term profitability, we have established an ALM Committee, chaired by the CEO, to set ALM policies and strive for comprehensive, strategic management of the assets and liabilities on our balance sheet. The ALM Committee also sets policy concerning market risk limits and management of liquidity and interest rate risk, both in the banking and trading accounts.

Integrated Risk Management

Risks assumed by financial institutions include credit risk, market risk, operations risk, computer system risk and legal and compliance risks.

At Shinsei, risk management is pivotal to the provision of sound and profitable financial services. We have implemented a Risk Management Policy covering our entire operations. Risk is assessed at "the source of business," and risk levels are determined using both a macro approach (for capital and resource allocation and review) and a disciplined operating management framework (a progressively decentralized approval process). With the Risk Management Policy now in place, the restructuring of the various individual risk control policies and procedures is complete.


Board of Directors
Audit Committee
Establishment of rules for internal control
CEO
Internal Audit Division
Auditing
Management Committee
Self-assessment standards Write-offs/ reserves standards
Establishment of policies
ALM Committee
Risk/Investment Committee
Credit Committee
Market Risk Management Committee
Banking Infrastructure Group
System Risk
Operations Risk
Credit Assessment Division
Trading section
Capital Markets Division
ALM/liquidity management
Treasury Division
Legal and Compliance Division
Legal Risk
Checking
Monitoring and reporting
Credit auditing
Monitoring and reporting
Trading and Securities Operations Division
Monitoring and reporting
Business units Assessment section
Risk Management Group
ALM
Liquidity Risk
Credit Risk
Market Risk
Operational Risk
New Business/Product Committee
Risk assessment of new businesses and products

To comprehensively manage risk, it is essential to understand how risk affects the Bank as a whole and to quantify it as much as possible. The Risk Capital System is implemented to maintain the optimal balance between the Bank's financial strength and its ability to assume risk. This was achieved by monitoring the total volume of risk and the amount of capital allocated to each business.

At Shinsei, each business division executes risk controls in accordance with the policies established by the various risk control committees commissioned by management. The committees then report to the head of the Risk Management Group.

Management Information System

Shinsei continues to upgrade its MIS to respond swiftly to intensifying changes in the economic and financial business environments and support proactive management decision making. Given the

increased importance of consolidated information, Shinsei prepares a preliminary consolidated month-end settlement of accounts within seven business days of the month close, ensuring better insight into business flows and closer collaboration among all divisions.

In the second half of fiscal 2003, we started a project to integrate the operational work flows of the whole Shinsei Group. Now we are working to establish an integrated accounting system as part of our efforts to improve efficiency and facilitate automation in the preparation of consolidated financial statements and other data of our affiliates.

At the parent bank, by September 2003 we had completed the renewal and introduction of major business systems for loans, deposits and foreign exchange transactions. We are currently introducing a new equity-related transaction system. We also launched a system to provide retail business information to senior management and the Retail Banking Group by upgrading systems to identify and report our performance and business data.

Better Banking Requires the Best People

To create a competitive corporate culture that will increase corporate value and attract and retain the most qualified employees, we have adopted a personnel system based on three components:

- performance-based compensation
- decentralized staffing authority, and
- active lateral career recruitment.

Our approach differs significantly from the rotation method of traditional domestic banks in that it encourages employees to concentrate on specific business areas to become experts. To maximize resource allocation, we have given each business group the authority to recruit, train, compensate and promote its own employees. Our objective is to better coordinate the allocation of human resources with the specific nature and needs of each business activity and reward success. To enhance the impact of Shinsei's performance-based compensation, we have abolished the seniority system and revised the retirement benefit program. We have also introduced a stock option program to tie remuneration to the creation of value for our shareholders.

Shinsei has expanded the scope of employee training to include specialized group training and customized electronic training, as well as follow-up programs to evaluate performance. To assist our employees and attract talented female professionals who are raising young children, we have opened an on-site day care facility called Hibiya Kids Park, as the first bank to launch such a facility in Japan. Shinsei is clear in its efforts to attract and promote female managers. In December 2003, we launched the Women's Leadership Project, a professional networking and leadership program for employees. As a result of our efforts, we won an excellent firm award from the director-general of the Tokyo Labour Bureau and received the Commendation for Enterprises Promoting Equal Employment by the Ministry of Health, Labour and Welfare in June 2004.


Hibiya Kids Park day care facility

Shinsei has been stepping up lateral career recruitment activity, primarily in the fields of financial engineering, risk control, IT and retail banking. Since the establishment of the new management team in March 2000, we have actively recruited approximately 820 mid-career employees from outside Shinsei to provide specific skills and expertise. About 120 of these new hires were expatriates. We continue to seek new graduates, recruiting 18 in April 2004.

As the Bank continues to grow, Shinsei is working aggressively to manage its expenses. We constantly review ways to further improve efficiency in personnel management. We have outsourced some human resources and general service activities that can be more efficiently conducted by third parties and have successfully adopted web-based attendance, performance evaluation and payroll statement systems.

Shinsei Gives Back: Contributing to Social and Cultural Progress

Shinsei Bank is committed to supporting organizations that promote social and cultural progress. The Bank supports a number of organizations at the corporate level, including Special Olympics Nippon and the United States–Japan Bridging Foundation. In addition, Shinsei supports the charitable giving of our employees by matching their contributions to the causes of their choosing.

Special Olympics Nippon

Shinsei Bank was one of 13 National Games Partners for the 2004 Special Olympics Nippon National Winter Games, held in Nagano from February 27 to 29, 2004. National Games Partners are the principal sponsors, whose contributions helped ensure the event's success. A total of 60 Shinsei Bank employees volunteered at the Games, providing assistance to organizers and participants.


Shinsei Bank employees volunteered at the 2004 Special Olympics Nippon National Winter Games.

Over 600 athletes and 400 coaches representing 27 domestic prefectures, nine countries and two regions overseas participated in the 2004 National Winter Games. The Games included seven events: alpine skiing, cross-country skiing, snowshoeing, snowboarding, speed skating, figure skating and floor hockey. Spectators and the more than 6,000 volunteers that helped organize the events were moved by the athletes' enthusiasm and dedication. The caring attitude the athletes expressed to one another embodied the Games' purpose and values.


Snowshoeing at Snow Harp in Hakuba Village
©Special Olympics Nippon

Shinsei Bank is proud of our small role in the success of the Games and will continue to support Special Olympics activities leading up to the Special Olympics World Winter Games to take place in Nagano in February 2005.



The US–Japan Bridging Foundation

Shinsei Bank supports fostering greater understanding and appreciation between foreign countries and Japan. One organization that is at the forefront of promoting closer ties between them is the US–Japan Bridging Foundation. Launched in 1998 by the Japan–United States Friendship Commission, the foundation is a public–private partnership that provides scholarships to American undergraduates. Its goal is to increase the number of American undergraduates studying and matriculating in Japanese universities. Shinsei is proud to offer its support to this organization and play a role in increasing the knowledge and awareness of Japan in the United States.

Matching Gift Program

Shinsei Bank supports the values and interests of its more than 2,000 employees. In 2003, we established a Matching Gift Program to support the charitable giving of our employees. Under the program, the Bank matches on a one-to-one basis donations by its employees to qualifying charitable organizations.

Financial Section

Shinsei Bank, Limited, and Subsidiaries

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles and practices generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this annual report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

The discussion below contains forward-looking statements regarding the intent, belief or current expectations of management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions in relation to us or our management to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we currently anticipate or aim at. We do not intend to update these forward-looking statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity method, and "Shinsei" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

"Fiscal 2003" refers to our fiscal year ended March 31, 2004, and other fiscal years are referred to similarly.

Overview

Shinsei Bank, Limited is a leading financial institution operating principally in Japan. Guided by global standards of management and governance, we are bringing new and better banking practices to the Japanese market by drawing on our expertise and financial strength to provide sophisticated products and services focused on our clients' needs and preferences. Our two business lines are our institutional banking business, which emphasizes commercial lending, structured finance, credit trading, securitization, capital markets and corporate advisory services, and our retail banking business, in which we offer a broad range of retail banking and consumer financial services to individual customers.

In the fiscal year ended March 31, 2004, we made significant progress in implementing our better banking business model. Over the period, we were able to:

- better integrate the relationship managers and product specialists in our institutional banking group in order to diversify our services and increase non-interest income;
- increase the product offerings and strengthen the distribution channels of our retail banking business while rapidly increasing our retail deposit base; and
- reduce our non-performing loans to 2.8% of total claims with a total coverage ratio of 99%.

As a result, our net income increased by 25.2% to ¥66.4 billion, and non-interest income rose to 53.7% of total revenue as compared to 38.6% in the previous year.

Our balance sheet continued to strengthen as a result of the higher quality of our loan portfolio and greater liability diversification. As of March 31, 2004, retail funding accounted for 54.8% of total deposits and debentures with retail deposits represented 38.1% of the total and retail debentures representing the balance. The quality of our loan portfolio improved as balances of lower-rated and non-performing loans were reduced. Based on our internal facility ratings, the percentage of our loan portfolio to institutional customers with a rating of BBB- or higher increased to 85.6% as of March 31, 2004 from 77.8% as of March 31, 2003.

We also achieved a major goal in the fiscal year ended March 31, 2004 by completing an initial public offering of our shares and listing on the First Section of the Tokyo Stock Exchange on February 19, 2004. Our controlling shareholder, New LTCB Partners C.V., offered the shares sold in the initial public offering.

In our institutional banking business, corporate loans outstanding continued to decline overall, in keeping with general market trends and our reduction of weaker credits, but non-recourse financing experienced growth. Our securitization business continued to achieve outstanding results. In other areas we acted as a sponsor to one of the first projects to promote and support the rehabilitation plan of a company restructuring with the support of Japan's Industrial Revitalization Corporation. We also continued to strengthen and enlarge our non-bank finance business. For example, we acquired the installment sales credit business of a subsidiary of Teijin Ltd. and relaunched it as Shinsei Sales Finance Co., Ltd.

Our retail banking business celebrated its third anniversary in June 2004. Our internet banking, ATM network and call centers remain free of charge, and we improved customer convenience by opening new financial centers and offering ATM service in Daily Yamazaki stores and in Keihin Electric Express and Sagami Railway stations. Our retail

customer base has expanded steadily, reaching a total of one million *PowerFlex* and other traditional accounts as of May 2004. We have also opened four housing loan centers in total, including an outlet specializing in housing loans near Tokyo Station, to strengthen our sales of housing loans. As a result, the balance of *PowerSmart* housing loans reached approximately ¥140 billion as of the end of March 2004 from less than ¥20 billion a year earlier.

Economic Environment in Japan

The financial and economic environment for the fiscal year ended March 31, 2004 started with continued concerns over financial instability and deflation. These concerns were highlighted by the Nikkei-225 stock average dropping to a twenty-year low of 7,607 on April 28, 2003. In this environment, yields on Japanese government bonds, or JGBs, continued to rally and dropped below 1.0% for all maturities including 30 years.

In the second half of the year, share prices recovered as a result of the Japanese government's commitment to resolve problems in the financial system combined with continued corporate restructuring and improved business confidence. The international environment was also generally favorable with strong growth in China following the end of the SARS epidemic and continued growth in the United States. JGB yields reversed direction and began to rise in June in response to the economic recovery and rising share prices.

With respect to the financial system, the focus shifted toward regional financial institutions ahead of the removal

Principal Economic Indicators

Major Interest Rates


(%)
(Through July 1, 2004)
Bank of Japan's official discount rate
Long-term prime rate
Short-term prime rate
Three-month CD rate
4
3
2
1
0
1.90
1.375
0.1
0.052
2000
2001
2002
2003
2004

Nikkei 225 Stock Average and Yen/Dollar Exchange Rates


(Stock price average in yen)
(Through July 1, 2004)
(Yen/dollar exchange rates in yen)
Nikkei 225 Stock Average
Yen/dollar exchange rates (¥/$)
22,000
16,500
11,000
5,500
0
140
120
100
0
11,896.01
108.07
2000
2001
2002
2003
2004

of blanket deposit insurance in April 2005. Concerns over large-scale financial instability subsided as most major banks improved their performance relative to the goals set in their revitalization plans, partly as a result of rising share prices. Against this backdrop, short-term interest rates remained close to zero as the Bank of Japan maintained its quantitative easing policy.

The yen grew stronger against the dollar over the year in light of the prospect of economic recovery in Japan. The yen rose to approximately 103 yen per U.S. dollar as of March 31, 2004. Export growth, increased capital investment and higher consumer spending are all contributing to economic recovery, but continued risk of deflation, lack of growth in household incomes and the strong yen remain causes for concern.

Significant Transactions

Conversion from a Long-Term Credit Bank to an Ordinary Bank

We converted our long-term credit bank charter to an ordinary bank charter on April 1, 2004. We believe that operating as an ordinary bank will eliminate several restrictions applicable to long-term credit banks and not applicable to ordinary banks, thereby improving our competitiveness. In particular, we believe that we will be able to more freely accept deposits from customers without having to offer them debentures, on which we have paid higher rates than our deposits. The conversion to an ordinary bank also enables us to extend long-term loans to customers, including retail customers, without having to comply with special rules concerning loan security and repayment terms that are applicable only to long-term credit banks.

The FSA allowed us to retain the ability to issue debentures without registration, which is one of the benefits that we have enjoyed as a long-term credit bank, for a period of ten years following conversion until April 2014.

Reduction in Non-Performing Claims and Expiration of Cancellation Right to the DIC

Following the sale of our common shares by the Japanese government to private investors in March 2000, our management has accorded the highest priority to improving the quality of our loan portfolio. We reduced our balance of non-performing claims from ¥1,864.7 billion as of March 31, 2000 to ¥97.3 billion as of March 31, 2004, including a ¥135.8 billion reduction in the fiscal year ended March 31, 2004. We disposed of non-performing claims through sales, collections and write-offs, as well as the return of claims to the Deposit Insurance Corporation of Japan, or DIC, under the terms of the original share purchase agreement.

The cancellation right allowed us under specified circumstances to return all of an obligor's loan-related assets to the DIC using the original value of the assets, net of collected principal and loan loss reserves as of immediately prior to the share acquisition. The main conditions to a return were:

- a "defect" existed with respect to any of the assets. Events that are deemed *prima facie* evidence of a defect include:
  - the obligor becoming unable to pay debts or filing for bankruptcy or similar proceedings without such filing being rejected or withdrawn within 60 days,
  - a clearinghouse for promissory notes suspending the obligor's transactions with banks and similar institutions, and
  - the asset being past due for more than three months at the third anniversary of the closing date of the share purchase agreement; and
- the book value of certain of the obligor's loan-related assets, net of reserves and taking into consideration subsequent collections, had declined 20% or more.

Approximately 59.9% of the non-performing claims we disposed of over the four-year period were returned to and accepted by the DIC under the cancellation right. The right expired on the third anniversary of March 1, 2000. On May 30, 2003, we notified the DIC of the last group of loans for which we have exercised the cancellation right. Pursuant to that final notice and due to the resolution in our favor of items the DIC had not previously accepted, we transferred ¥64.1 billion of non-performing claims to the DIC under the cancellation right in the fiscal year ended March 31, 2004.

As of March 31, 2004, we had a total of ¥98.7 billion of claims and related amounts with respect to which we have given notice of cancellation to the DIC, but which the DIC has not yet accepted. This amount includes approximately 69.3% of our total non-performing claims of ¥97.3 billion as of that date.

Given the overall reduction of our non-performing claims and our high coverage ratios, we do not believe that there will be a material effect on our operations from the expiration of the cancellation right or if the remaining items in dispute are not resolved in our favor.

Global Settlement of Claims Relating to EIE International

On May 23, 2004, we entered into a global settlement with the bankruptcy trustee for EIE International Corporation, a real estate developer, with respect to disputes arising from lending to EIE International by our predecessor, The Long-Term Credit Bank of Japan, Ltd., or LTCB. This resulted in part from the trustee moving to reinstate litigation in Saipan that had initially been filed in July 2001. Under the terms of the settlement, we paid the trustee ¥21.8 billion on

June 16, 2004. The DIC, in connection with the sale of our shares under the original share purchase agreement to private investors, agreed to indemnify us for losses arising from legal proceedings brought after March 1, 2000 relating to the conduct of LTCB prior to that date. We plan to seek indemnity for ¥17.4 billion of the ¥21.8 billion amount from the DIC. We have provided in additional specific reserves for other credit losses in the fiscal year ended March 31, 2004 amounts relating to the settlement that cover the ¥4.4 billion for which we intend to forego seeking indemnity from the DIC.

Sales of Japanese Equities

Upon our emergence from temporary nationalization in March 2001, we transferred to the DIC LTCB's existing portfolio of approximately ¥2.3 trillion in Japanese equities, comprising mainly listed shares, based on the market value of the securities as of January 2000. The DIC entrusted these shares to our trust bank subsidiary for a period of five years and granted us an ongoing option to repurchase any of them. We record net gains from the exercise of the call option, the resale of the underlying equity securities and related derivative transactions, which at times have been significant, within other business income or losses, as a component of income on monetary assets held in trust. The five-year option period expires in March 2005, although refusals on the part of the DIC to sell particular shares may result in one-year extensions with respect to such shares from the date of any such refusal according to the share purchase agreement.

U.S. Corporate Bond Portfolio

We invested in a portfolio of U.S. corporate bonds in 2000, initially through a third-party manager, to obtain attractive rates of return. The portfolio's size peaked at approximately U.S.$3.7 billion in December 2000, and we hedged the cash flows from the portfolio against the effects of currency fluctuations. Although the portfolio consisted initially of investment grade issues, we incurred substantial losses from rapid declines in ratings and prices associated with the corporate accounting scandals in the United States. In the fiscal year ended March 31, 2003, we recorded losses of approximately ¥20 billion on these investments. During the summer of 2002, we took over direct control of all management of this portfolio, reviewed all of the investments and gradually reduced the size of the portfolio. We have taken a number of measures to limit the potential losses on these investments. In the fiscal year ended March 31, 2004, our net gains on securities and foreign exchange included in other business income improved to ¥12.2 billion from a net loss of ¥16.7 billion in the prior year. As of March 31, 2004, the remaining investments had a market value of approximately U.S.$0.9 billion—a decline of close to 75% from the peak.

Recent Developments

Stock Options to Directors and Other Staff of Shinsei and its Subsidiaries

At our annual general meeting of shareholders on June 24, 2004, we obtained approval for the issuance of stock acquisition rights as stock options to directors (except for outside directors), statutory executive officers (*shikkou-yaku*) and employees of Shinsei as well as directors (except for outside directors) and employees of its wholly owned subsidiaries. Stock acquisition rights will be issued to eligible individuals free of charge for the purpose of enhancing their willingness and determination to improve our performance and thereby increase our corporate value. Up to 10,000 stock acquisition rights, each representing the right to acquire 1,000 common shares, may be allocated in the aggregate under this approval. We have already issued 9,455 of the stock acquisition rights with an exercise price of ¥684 per share of common stock. The exercise period of the stock acquisition rights will be from July 1, 2006 to June 23, 2014.

Acquisition of Treasury Shares

In order to implement the stock option plan for directors and other staff of Shinsei and its subsidiaries and in order to conduct flexible capital management in response to changes in the business environment, we also obtained approval at our annual general meeting of shareholders to repurchase up to 25 million shares of our common stock for a maximum aggregate acquisition price of ¥20 billion. This approval is valid until our next succeeding annual general meeting of shareholders. Our articles of incorporation also permit our board of directors to, from time to time, authorize the repurchase of shares.

Financial Highlights

Shinsei Bank, Limited, and Subsidiaries
As of or for the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000

Main Indicators of Performance (Consolidated)

	Billions of yen (except per share data and percentages)				
	2004	2003	2002	2001	2000[1]
Income statement data:					
Net interest income	**¥ 57.1**	¥ 66.1	¥ 88.4	¥ 85.8	¥ 20.7
Net fees and commissions	**18.9**	16.5	7.8	10.5	4.8
Net trading income	**2.7**	8.5	1.7	4.6	2.6
Net other business income[2]	**44.6**	16.5	21.8	0.8	—
Total revenue[2]	**123.5**	107.7	119.8	101.9	28.2
Total general and administrative expenses	**70.1**	69.7	69.5	63.8	62.7
Net credit (recoveries) costs	**(15.4)**	(8.6)	1.0	(5.9)	945.4
Other gains (losses), net[2]	**0.1**	(0.2)	(8.8)	47.0	1,090.9
Income before income taxes and minority interests	**68.9**	46.3	40.3	90.9	111.0
Current income taxes	**1.4**	0.8	0.3	0.4	1.5
Deferred income tax (benefit)	**1.1**	(7.5)	(21.2)	0.0	(1.7)
Minority interests in net (loss) income of subsidiaries	**(0.0)**	0.0	0.0	(0.0)	0.0
Net income	**¥ 66.4**	¥ 53.0	¥ 61.2	¥ 90.4	¥ 111.3
Balance sheet data:					
Trading assets	**¥ 635.0**	¥ 361.1	¥ 443.9	¥ 382.2	¥ 545.1
Securities	**1,483.2**	1,770.9	1,462.2	1,988.5	2,804.7
Loans and bills discounted	**3,047.0**	3,502.3	4,801.9	6,187.3	7,711.0
Reserve for credit losses	**(177.9)**	(216.5)	(370.0)	(563.8)	(866.5)
Total assets	**6,343.7**	6,706.9	8,069.5	9,485.7	13,206.7
Deposits, including negotiable certificates of deposit	**2,734.4**	2,576.9	2,260.7	3,218.8	2,777.5
Debentures	**1,388.6**	1,913.5	2,786.3	3,670.4	6,730.7
Trading liabilities	**92.2**	117.4	173.5	253.6	277.8
Total liabilities	**5,612.7**	6,026.9	7,445.9	8,902.8	12,733.1
Minority interests in subsidiaries	**0.9**	0.1	0.0	—	0.0
Capital stock	**451.2**	451.2	451.2	451.2	229.2
Total shareholders' equity	**730.0**	679.8	623.5	582.8	473.5
Total liabilities, minority interests in subsidiaries and shareholders' equity	**6,343.7**	6,706.9	8,069.5	9,485.7	13,206.7
Per share data (in yen[3]):					
Common shareholders' equity	**¥ 287.94**	¥ 249.59	¥ 211.00	¥ 181.05	¥ 100.62
Fully diluted shareholders' equity[4]	**378.70**	335.28	307.51	287.45	233.56
Basic net income	**46.03**	36.18	42.21	63.74	91.21
Diluted net income	**32.75**	26.15	30.19	42.71	74.19
Capital adequacy data:					
Tier I capital ratio	**16.2%**	14.3%	10.7%	8.5%	6.1%
Total capital adequacy ratio	**21.1%**	20.1%	17.0%	17.0%	12.2%

Notes:
(1) On March 1, 2000, New LTCB Partners C.V. acquired control of LTCB and LTCB emerged from temporary nationalization, which had commenced in October 1998.
(2) A breakdown of income (loss) between net other business income and other gains (losses), net is not available for the fiscal year ended March 31, 2000. In that year, these items mainly consisted of items relating to assistance from the Japanese government during LTCB's temporary nationalization. As a result, all of these income (loss) items for the fiscal year ended March 31, 2000 are included in other gains (losses), net.
(3) On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The per share data is presented as if the reverse stock split had been consummated at the beginning of the periods presented.
(4) Fully diluted shareholders' equity per share is calculated by dividing shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised at the end of the period. As our common shares were not listed the fiscal years ended March 31, 2003, 2002, 2001 or 2000, however, the minimum conversion or exercise prices are used for the calculation as of the end of those years.


Results of Operations

Fiscal Year Ended March 31, 2004 Compared with Fiscal Year Ended March 31, 2003

In the fiscal year ended March 31, 2004, total revenue increased 14.7% to ¥123.5 billion, led by non-interest income that increased to ¥66.3 billion, up from ¥41.6 billion the previous year. Non-interest income has grown to 53.7% of total revenue, a trend that has continued steadily over the past three years. We are committed to building a business with a diversified revenue mix that does not rely on thin-spread lending.

We have continued to control expenses and have kept our total general and administrative expenses nearly flat in fiscal 2003. As a result, our operating margin increased as our revenue grew faster than our expenses.

Our asset quality continued to improve in fiscal 2003, and we recorded a net credit recovery of ¥15.4 billion for the year. As of March 31, 2004, our loan balance stood at ¥3,047.0 billion, ¥455.3 billion lower than at the end of the previous fiscal year. The decline partly stems from further reductions of loans to less creditworthy customers. Our total reserve for credit losses was ¥177.9 billion as of March 31, 2004, a decline of ¥38.6 billion from the end of the previous fiscal year.

With regards to the composition of our funding, debentures decreased 27.4% to ¥1,388.6 billion as of March 31, 2004. At the same time, total deposits, including negotiable certificates of deposit, increased 6.1% to ¥2,734.4 billion. Notably, retail deposits increased by approximately ¥100 billion during the year, further diversifying our funding sources.

Our total capital adequacy ratio stood at 21.1% and our Tier I ratio stood at 16.2% as of March 31, 2004. The quality of our capital is another important differentiator for Shinsei. Our capital mostly consists of core capital and the amount of our deferred tax assets is equal to only 3.2% of our Tier I capital.

Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	2004			2003		
Fiscal years ended March 31	Average balance	Interest	Yield/rate	Average balance	Interest	Yield/rate
Interest-earning assets:						
Loans and bills discounted	¥3,124.0	¥64.3	2.06%	¥4,009.6	¥ 88.8	2.21%
Securities	1,618.1	15.9	0.98	1,988.3	14.1	0.71
Interest on receivables under resale agreements	0.2	0.0	0.00	—	—	—
Collateral related to securities borrowing transactions	24.2	0.0	0.01	120.1	0.0	0.01
Call loans	41.5	0.0	0.01	233.8	0.0	0.00
Cash and due from banks	130.4	1.9	1.50	151.9	1.3	0.87
Other interest-earning assets	218.4	1.1	0.51	139.0	1.3	1.01
Total interest-earning assets	5,157.2	83.3	1.62	6,642.9	105.7	1.59
Interest rate and fund swaps	—	5.8	—	—	5.5	—
Total interest income/average rates on interest-earning assets	¥5,157.2	¥89.1	1.73%	¥6,642.9	¥111.2	1.67%
Interest-bearing liabilities:						
Debentures[1]	¥1,520.2	¥ 9.1	0.60%	¥2,300.5	¥ 20.4	0.88%
Deposits	2,217.6	12.0	0.54	2,221.2	10.0	0.45
Negotiable certificates of deposit	350.5	0.1	0.04	513.7	0.5	0.10
Commercial paper	—	—	—	1.8	0.0	0.16
Payables under repurchase agreements	179.7	0.0	0.01	144.0	0.0	0.00
Collateral related to securities lending transactions	188.3	0.0	0.03	566.2	0.3	0.05
Call money	94.7	0.1	0.18	78.6	0.0	0.03
Borrowed money[2]	325.4	9.7	3.00	414.5	12.1	2.93
Other interest-bearing liabilities	3.0	0.1	3.76	72.2	0.3	0.37
Total interest-bearing liabilities	4,879.8	31.4	0.64	6,313.1	43.7	0.69
Interest rate and fund swaps	—	0.5	—	—	1.4	—
Total interest expenses/average rates on interest-bearing liabilities	¥4,879.8	¥32.0	0.66%	¥6,313.1	¥ 45.1	0.72%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (427.5)	—	—	¥ (321.8)	—	—
Shareholders' equity[3]	704.9	—	—	651.6	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥5,157.2	—	—	¥6,642.9	—	—
Net interest spread	—	—	1.07%	—	—	0.95%
Impact of non-interest-bearing sources	—	—	0.04	—	—	0.05
Net interest income/yield on interest-earning assets	—	¥57.1	1.11%	—	¥ 66.1	1.00%

Notes:
(1) Includes subordinated bonds.
(2) Includes subordinated debt.
(3) Represents a simple average of the balance at the end of the period and the balance at the end of the previous period.

Table 2. Analysis of Changes in Net Interest Income (Consolidated)

	Billions of yen		
	Due to change in[1]		
Fiscal year ended March 31, 2004	Volume	Rate	Net change
Increase (decrease) in interest income:			
Loans and bills discounted	¥(19.6)	¥(4.9)	¥(24.5)
Securities	(2.6)	4.3	1.7
Interest on receivables under resale agreements	0.0	0.0	0.0
Collateral related to securities borrowing transactions	0.0	0.0	0.0
Call loans	0.0	0.0	0.0
Cash and due from banks	(0.1)	0.8	0.6
Other interest-earning assets	0.7	(1.0)	(0.2)
Subtotal			(22.4)
Interest swap and fund swaps			0.3
Total interest income			¥(22.0)
Increase (decrease) in interest expense:			
Debentures	¥(6.9)	¥(4.3)	¥(11.2)
Deposits	0.0	2.0	2.0
Negotiable certificates of deposit	(0.1)	(0.2)	(0.3)
Commercial paper	0.0	0.0	0.0
Payables under repurchase agreements	0.0	0.0	0.0
Collateral related to securities lending transactions	(0.2)	0.0	(0.2)
Call money	0.0	0.1	0.1
Borrowed money	(2.6)	0.2	(2.4)
Other interest-bearing liabilities	(0.2)	0.1	(0.1)
Subtotal			(12.2)
Interest swap and fund swaps			(0.8)
Total interest expense			¥(13.1)
Net decrease in net interest income			¥ (8.9)

Note:
(1) *The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.*

Net Interest Income: Our principal interest-earning assets are domestic loans and bills discounted as well as securities (other than securities held for trading purposes), consisting mainly of Japanese government bonds and bonds issued by non-Japanese corporations. Our principal interest-bearing liabilities are deposits (including negotiable certificates of deposit and foreign-currency deposits), debentures, and subordinated bonds and debt.

Net interest income in the fiscal year ended March 31, 2004 was ¥57.1 billion, a decline of ¥8.9 billion compared with the prior fiscal year. This decline was comprised of a reduction in total interest income of ¥22.0 billion and a reduction in total interest expense of ¥13.1 billion.

Based on an attribution analysis, as shown above, which divides interest income and expense changes into a variance in either the volume of assets or liabilities or interest rate, the ¥22.0 billion decrease in total interest income is attributable primarily to a reduction in the average balance of loans and bills discounted. This reduction, which accounted for ¥19.6 billion of the total decrease, was in part the result of our continuous efforts to decrease the balance of loans to less creditworthy customers. A decline in the average rate earned on loans and bills discounted, which reduced interest income by a further ¥4.9 billion, was the result in part of the reduction in higher-yielding loans to less creditworthy customers.

The ¥13.1 billion decrease in total interest expense is attributable primarily to a ¥11.2 billion decrease in interest expenses relating to debentures. A decline in the average balance of debentures outstanding accounted for ¥6.9 billion of this reduction, and a decline in the average rate paid on debentures accounted for the remaining ¥4.3 billion.

Our net yield on interest-earning assets increased from 1.00% for the fiscal year ended March 31, 2003 to 1.11% for the fiscal year ended March 31, 2004. This increase in net interest margin was the result of both an increase in

average rates on our interest-earning assets and a decrease in average rates on interest-bearing liabilities. Average rates on interest-earning assets increased from 1.67% to 1.73% primarily as a result of an increase in yields on securities. Average rates on interest-bearing liabilities decreased from 0.72% to 0.66% primarily as a result of reduced rates on debentures.

Net Fees and Commissions: Fees and commissions include, among other things, prepayment, arrangement and other fees on loans and other financing products, fees for securities services, particularly for structuring and underwriting securitization transactions, fees for corporate advisory services, and commissions on sales of asset management products.

For the fiscal year ended March 31, 2004, we earned ¥18.9 billion in net fees and commissions, an increase of ¥2.3 billion, or 14.2%, as compared to the same period in the previous fiscal year. The main factor was an increase in fees from non-recourse lending activities and commissions on sales of asset management products such as mutual funds and variable annuities.

Net Trading Income: Net trading income represents revenues from transactions undertaken for trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, we engage in foreign currency and derivatives transactions as part of our trading activity. Net trading income also reflects income we derive from providing derivative products, including structured deposits, to customers.

Net trading income in the fiscal year ended March 31, 2004 was ¥2.7 billion, as compared to ¥8.5 billion in the same period in the prior fiscal year. The decrease was due mainly to a decline in revenue from derivatives transactions as a result of a decline in derivatives trading activity.

Net Other Business Income: The table below shows the principal components of net other business income:

Table 3. Net Other Business Income

	Billions of yen	
Fiscal years ended March 31	2004	2003
Income on monetary assets held in trust	**¥18.8**	¥ 17.7
Net gain (loss) on securities and foreign exchanges	**12.2**	(16.7)
Other, net	**13.5**	15.5
Net other business income	**¥44.6**	¥ 16.5

Our net other business income for the fiscal year ended March 31, 2004 was ¥44.6 billion, an increase of ¥28.1 billion compared with the same period in the previous fiscal year. The principal reason for the increase was the ¥28.9 billion improvement in net gain (loss) on securities and foreign exchanges, which was attributable to the impact of losses we incurred on our U.S. corporate bond portfolio in the previous fiscal year, foreign exchange gains on foreign currency retail deposits, including structured deposits, and gains on investments in foreign securities.

Also contributing to the increase was a ¥1.1 billion improvement in income on monetary assets held in trust. The income on monetary assets held in trust mainly includes gains from equity securities related transactions, which was supplemented by gains on sales of loans in our credit-trading business and income from real estate-related investments.

The "other, net" category of other business income includes primarily income from our credit-trading activities due to fewer market opportunities and mortgage-backed and asset-backed securitization business. Other, net was ¥13.5 billion for the fiscal year ended March 31, 2004, a decrease of 12.7% compared with the same period in the previous fiscal year. The decrease was primarily attributable to decreased net revenue from our credit-trading activities.

Total Revenue: Total revenue for the fiscal year ended March 31, 2004 was ¥123.5 billion, an increase of 14.7% compared with the previous fiscal year. The higher total revenue was principally the result of an increase in net other business income of ¥28.1 billion. This increase, combined with an increase in net fees and commissions, more than offset reductions in net interest income and net trading income.

General and Administrative Expenses: The table below sets forth the principal components of our general and administrative expenses:

Table 4. General and Administrative Expenses

	Billions of yen	
Fiscal years ended March 31	2004	2003
Personnel expenses	**¥33.2**	¥34.8
Premises expenses	**11.2**	11.1
Technology and data processing expenses	**6.7**	4.9
Advertising expenses	**2.9**	3.1
Consumption and property taxes	**3.6**	3.6
Deposit insurance premium	**1.9**	1.5
Other	**10.3**	10.4
Total general and administrative expenses	**¥70.1**	¥69.7

General and administrative expenses for the fiscal year ended March 31, 2004 were ¥70.1 billion, substantially unchanged from the prior fiscal year, as a result of our continuing efforts to maintain fiscal discipline to keep expenses low. Personnel expenses decreased by ¥1.6 billion primarily as a result of realizing the full-year expense impact of early retirements and other departures of employees during the prior period. These employees retired or departed as part of a career planning and placement assistance program.

Although we increased the number of retail outlets and subsidiaries, premises expenses were substantially unchanged from the same period in the previous year, as we rationalized our use of space in our branches, satellite office and headquarters.

Technology and data processing expenses increased by ¥1.8 billion as compared to the fiscal year ended March 31, 2003 to ¥6.7 billion for the fiscal year ended March 31, 2004. The increase was principally due to increased investments in new information technology systems, as well as an increase in related maintenance and depreciation expenses.

Deposit insurance premiums increased by ¥0.3 billion, mainly due to an increase in the amount of retail banking deposits subject to deposit insurance. Other general and administrative expenses were substantially unchanged, with the bulk of such expenses consisting of outsourcing and temporary staff expenses, professional and management advisory fees, and printing, communication and stationery expenses.

As a result of the above, our overhead ratio, or the ratio of general and administrative expenses to total revenue, was 56.8% for the fiscal year ended March 31, 2004, compared to 64.7% for the same period in the prior fiscal year.

Net Credit Recoveries: The following table shows our credit recoveries on a consolidated basis for the fiscal years ended March 31, 2004 and 2003:

Table 5. Net Credit Recoveries

	Billions of yen	
Fiscal years ended March 31	2004	2003
Losses on write-off of loans	**¥ 2.0**	¥ 0.4
Losses on sale of loans	**0.0**	1.4
Net (reversal) provision of reserve for loan losses:		
Net reversal of general reserve for loan losses	**(19.7)**	(70.4)
Net (reversal) provision of specific reserve for loan losses	**(12.2)**	11.9
Net reversal of reserve for loan losses to restructuring countries	**(0.0)**	(0.0)
Net reversal of reserve for loan losses	**(31.9)**	(58.5)
Net provision of specific reserve for other credit losses	**12.9**	46.7
Provision of reserve for losses on sale of bonds	**1.5**	1.2
Net credit recoveries	**¥(15.4)**	¥ (8.6)

The principal components of net credit recoveries are provisions or reversals of reserves. In accordance with Japanese regulatory requirements, we maintain general and specific reserves for loan losses, a reserve for loan losses to restructuring countries, as well as a specific reserve for other credit losses. See "—Asset Quality and Disposal of Problem Loans" for a discussion of our loan loss reserve policies.

We recorded net credit recoveries of ¥15.4 billion for the fiscal year ended March 31, 2004 compared with net credit recoveries of ¥8.6 billion for the fiscal year ended March 31, 2003. The increase in net credit recoveries was due to a decrease in the net provision of specific reserve for other credit losses, as well as a net reversal of specific reserve for loan losses in the fiscal year ended March 31, 2004. This was offset in part by a decrease in the amount of net reversal of general reserve for loan losses.

Net reversal of general reserve for loan losses was ¥19.7 billion for the fiscal year ended March 31, 2004 compared with ¥70.4 billion for the fiscal year ended March 31, 2003. The decrease was principally attributable to a reduction in the amount of substandard claims that we collected on or disposed of in the fiscal year ended March 31, 2004, due to our sustained efforts to do so in prior periods. The effects of this reduction were offset in part by a ¥3.4 billion provision to the general reserve due to a change in our reserve policy for claims against obligors given ratings of 5A through 6C under our internal credit rating system, as described under "—Critical Accounting Policies—Reserve for Credit Losses." For the fiscal year ended March 31, 2004, we recorded a ¥12.2 billion net reversal of specific reserve for loan losses, as opposed to a ¥11.9 billion net provision for the fiscal year ended March 31, 2003. The improvement was mainly due to our successful efforts to collect on or dispose of doubtful claims and claims against bankrupt and quasi-bankrupt obligors without incurring losses in excess of existing reserves.

The ¥12.9 billion net provision of specific reserve for other credit losses for the fiscal year ended March 31, 2004 was principally attributable to the provision we have made in connection with litigation-related matters and a dispute that we have with Japanese tax authorities regarding payments we made on certain debt-assumption transactions that were initially entered into by LTCB.

Other Gains (Losses), Net: Other gains, net were ¥0.1 billion for the fiscal year ended March 31, 2004, as compared to other losses, net of ¥0.2 billion for the fiscal year ended March 31, 2003. Other gains, net for the fiscal year ended March 31, 2003 included a ¥3.0 billion gain recognized as a result of our receipt of approval to return pension assets to the Japanese government. In fiscal 2002, we also recorded a ¥1.9 billion gain on debentures that LTCB had issued but which had remained unclaimed beyond the 15-year period during which they could be claimed. The size of the gain reflected accumulated amounts as this was the first time that Shinsei or LTCB recognized such gains. Other gains, net for the fiscal year ended March 31, 2004 included a ¥2.6 billion regional bank tax refund from the Tokyo prefectural government that was paid in connection with a settlement that the prefectural government reached with a number of other banks. These and other gains recorded for the fiscal years ended March 31, 2004 and 2003 were offset in part by expenses related to retail branch remodeling. Other gains in the fiscal year ended March 31, 2004 were also partially offset by expenses incurred in listing our common shares on the First Section of the Tokyo Stock Exchange.

Income Before Income Taxes and Minority Interests: As a result of the foregoing, income before income taxes and minority interests was ¥68.9 billion for the fiscal year ended March 31, 2004, a ¥22.5 billion increase as compared to the same period last fiscal year.

Income Taxes: For the fiscal year ended March 31, 2004, we recorded ¥1.4 billion in current income taxes, an increase of ¥0.6 billion as compared to the same period in the previous fiscal year. We also recorded in the fiscal year ending March 31, 2004 a deferred income tax expense of ¥1.1 billion in order to adjust our deferred tax assets to reflect a change in corporate income tax rates. Our significant amount of tax loss carryforwards allowed us to reduce the amount of current income taxes that we recorded for both periods.

Net Income: Our net income for the fiscal year ended March 31, 2004 was ¥66.4 billion, a 25.2% increase compared with the same period in the prior fiscal year. In June 2004, Shinsei paid dividends for the six months ended March 31, 2004 of ¥6.50 per share of Class A preferred stock, ¥2.42 per share of Class B preferred stock and ¥1.11 per share of common stock. Our fully diluted return on equity for the fiscal year ended March 31, 2004 was 9.4%, as compared to 8.1% for the fiscal year ended March 31, 2003. The increase in fully diluted return on equity was primarily the result of net income increasing more quickly than average shareholders' equity.

Non-Consolidated Financial Results

Overview

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's achievement of non-consolidated performance targets set forth in its revitalization plan on a quarterly basis, and publicly disclose that information semiannually. Shinsei's plan was initially

prepared by LTCB upon its emergence from nationalization and we have subsequently updated the plan in August 2001 and August 2003.

Shinsei accounts for a substantial portion of our consolidated financial condition and results of operations. For the fiscal year ended March 31, 2004, Shinsei accounted for 98.4% of our consolidated net income and 101.0% of our consolidated assets. The additional portion of our consolidated results is attributable to our subsidiaries. While we believe that our subsidiaries may account for an increasingly greater portion of our consolidated financial condition and results of operations in the future, we also believe that our financial condition and results of operations will continue to reflect predominantly those of Shinsei.

In the fiscal year ended March 31, 2004, growth in both the institutional banking and retail banking businesses led Shinsei to record higher non-consolidated gross business profit and net income than in the previous year. Shinsei's efforts to maintain fiscal discipline and net reversals on its reserve for credit losses, attributable to increased collections on and significant declines in its problem loan balance, among other reasons, led Shinsei to surpass in the fiscal year ended March 31, 2004, key targets it set in its revitalization plan: net income and total expenses.

The table below compares Shinsei's results for the fiscal year ended March 31, 2004, to targets in its revitalization plan:

Table 6. Comparison of Targets and Results for Key Measures in the Revitalization Plan (Non-Consolidated)

	Billions of yen (except percentages)	
As of or for the fiscal year ended March 31, 2004	Target	Actual
Net income	¥65.0	¥65.3
Total expenses	64.7	64.0
Return on equity based on net business profit[1]	8.5%	6.7%

Note:
(1) Return on equity based on net business profit equals net business profit before general reserve for loan losses, as such term is defined under "—Supplemental Non-Consolidated Measures" below, divided by average total shareholders' equity.

Supplemental Non-Consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu sorieki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our revitalization plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchanges.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The table below set forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the two years ended March 31, 2004.

Table 7. Supplemental Measures (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	2004	2003
Gross business profit (*gyomu sorieki*)[1]:		
Net interest income	**¥ 57.7**	¥ 75.9
Net fees and commissions[1]	**37.5**	47.6
Net trading income	**2.1**	2.8
Net other business income (loss)	**14.0**	(17.5)
Total gross business profit[1]	**111.5**	108.9
Total expenses	**64.0**	63.6
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	**47.4**	45.2
Other operating expenses, net[3]	**(2.6)**	(7.1)
Net operating income (*keijo rieki*)	**44.8**	38.0
Extraordinary income[4]	**21.3**	13.6
Income before income taxes	**66.1**	51.7
Current income taxes	**(1.0)**	0.0
Deferred income tax benefit	**1.9**	(7.4)
Net income	**¥ 65.3**	¥ 59.0

Notes:
(1) Includes income from monetary assets held in trust of ¥25.8 billion in the fiscal year ended March 31, 2004, and ¥33.0 billion in the fiscal year ended March 31, 2003, respectively.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Includes net credit recoveries and net gains (losses) on sales of equity securities, but excludes income from monetary assets held in trust.
(4) Extraordinary income in the fiscal years ended March 31, 2004 and 2003 consisted primarily of net reversals of the reserve for credit losses. While provision of reserve for credit losses is recorded in other operating income and expenses, net, if there is a net reversal of reserve for credit losses, that amount is recorded as extraordinary income.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 to the Consolidated Financial Statements in this annual report.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or changes in our financial condition or results of operations.

Reserve for Credit Losses

The reserve for loan losses, a separate component of the reserve for credit losses, is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "—Financial Condition—Asset Quality and Disposal of Problem Loans." We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against obligors in the possibly bankrupt, virtually bankrupt and legally bankrupt categories. For claims against obligors in the virtually and legally bankrupt categories, the unsecured, unguaranteed portion of the claim is either written off or fully reserved because such portion is deemed unlikely to be collected. From March 31, 2003, we started to write off, rather than reserve against, the entire unsecured, unguaranteed portion of these claims. For claims against obligors in

the possibly bankrupt category, effective March 31, 2003, our specific reserve is principally determined by estimating discounted future cash flows, other than in cases where it is difficult to reasonably estimate future cash flow. When it is difficult to reasonably estimate future cash flow, a specific reserve is provided for the unsecured, unguaranteed portion of each claim by using a reserve ratio that is the higher of our historical loss ratio or 70%, the ratio prescribed by guidelines of the Financial Reconstruction Commission (now a part of the FSA).

The general reserve is provided for claims against normal obligors, as well as claims against caution obligors (including substandard obligors). The amount of the reserve is based on the total amount of, as well as the expected loss ratios for, claims against each category of obligor. We calculate expected loss ratios based on historical losses on claims against each obligor category. Using the expected loss ratios, we reserve against the estimated amount of losses for the next three years for claims against substandard obligors, for the remaining term of the claims with respect to claims against caution obligors other than substandard obligors, or other caution obligors, and for the next year for claims against normal obligors. Effective March 31, 2003, however, we began applying the discounted cash flow method in calculating the amount of general reserves we should establish for most of our claims against substandard obligors. In addition, in the fiscal year ended March 31, 2004, we changed our reserve policy for claims against normal obligors given ratings of 5A through 6C in our credit ratings system, described under "—Risk Policy and Management—Credit Risk Management," so that we now establish general reserves for those claims based on the estimated amount of losses for the remaining terms of the claims. This change resulted in an additional ¥3.4 billion provision in the fiscal year ended March 31, 2004. We review the classification of our obligors at least semi-annually, although every month we downgrade obligors whose financial condition has deteriorated based on the results of our self-assessment process. The reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding, based on losses estimated using the secondary market price of similar loans.

Estimating the specific reserve for claims against obligors in the possibly bankrupt category and the general reserve for claims against obligors in the substandard category is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the obligors and general economic conditions surrounding the obligors' business operations. In addition, because the secured portion of claims is not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against obligors in the normal and other caution categories could be affected by changes made by management in the methodologies used to calculate the migration analyses of obligors or the assumptions used in calculation of the reserve. As a result, actual losses in the lending portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from the ultimate disposition of the portfolio, it would result in additional losses on write-off or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimation were in excess of actual losses, it would result in a reduction of our total credit costs.

The reserve for other credit losses consists primarily of reserves on amounts, included in accounts receivable, that we believe the DIC is obligated to reimburse to us regarding certain legal proceedings and other claims that we have already written off due to the bankruptcy of the obligors, but the return of which the DIC has not yet accepted, and a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans. A specific reserve has been established for each of these exposures based on our estimate of the prospects for recovery. Although we believe our existing reserves are sufficient to cover the risk from items we have identified, actual losses related to these items could be more or less than we have estimated, which could result in an increase or a decrease in our total credit costs.

Valuation of Financial Instruments Measured at Fair Value

We have various types of financial instruments in our trading and banking books. Pursuant to Japanese GAAP, we record some of these financial instruments at their fair values, which are determined based on market prices or third-party quotes or, if both are unavailable, our internal valuation methodologies.

Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those derived from other methodologies.

Available-for-Sale Securities

We generally record available-for-sale securities, both debt and equity, at their fair values. The net unrealized gains or losses on these securities are included in and presented as a component of shareholders' equity.

Available-for-sale securities include some securities without readily obtainable market prices or quotes. These securities mainly consist of residual interests and debt investments in collateralized debt obligations as well as

illiquid corporate bonds. We estimate the fair values of these securities based on historical data concerning market prices and quotes. In some cases, we determine fair value using internal valuation methodologies that are subject to complex assumptions, including those relating to scenarios, interest rates and volatility.

As of March 31, 2004 and 2003, the total fair value of our available-for-sale securities were ¥1,406.1 billion and ¥1,711.7 billion, respectively, while net unrealized gains were ¥12.0 billion and ¥23.5 billion.

Impairment in Value of Debt and Equity Securities

Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the fair value of a security at a measurement date has declined in excess of 50% of its cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline, we recognize an impairment in the book value of the security as the decline in fair value is deemed to be other than temporary. Alternatively, if the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, we consider the possibility of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred. Our judgment of the possibility and magnitude of a future recovery in fair value relies on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal years ended March 31, 2004 and 2003, we recognized losses of ¥0.0 billion and ¥21.1 billion, respectively, on debt and equity securities available for sale due to impairment. The loss of ¥21.1 billion for the fiscal year ended March 31, 2003 was due mainly to impairment in U.S. corporate bond investments, and included impairment losses of ¥2.2 billion due to declines in fair value ranging from 30% to 50% of cost. For the fiscal year ended March 31, 2004, no such impairment losses were recorded.

Financial Assets and Liabilities Held for Trading Purposes

Our trading book assets and liabilities consist of derivative financial instruments, securities, short-term money market investments and other monetary claims maturing within a short period of time.

In addition, we hold certain investments, such as foreign fund trusts and corporate bonds, financial assets backed by loans and receivables as well as mortgages included in securities, other monetary claims purchased and monetary assets held in trust that are not recorded in the trading book but are held for trading purposes in the banking book. All of these trading-purpose assets and liabilities are booked at their fair values, and changes in value are reflected in our net income. The fair values of trading-purpose assets that are traded actively in open markets are based on observable market prices of the same or similar securities and monetary claims.

When actively traded market prices are not available, we estimate the fair values of the assets and liabilities held for trading purposes using our internal valuation methodologies, which require us to use our judgment in both making assumptions regarding market parameters, such as swap rates for interest rate and currency swaps with longer maturities, as well as determining the required scenarios, such as future cash flow projections for financial assets underlying purchased monetary claims. In addition, we adjust the fair value estimations for interest rate and currency swaps to account for credit and liquidity risks.

As of March 31, 2004, the net fair value of our trading book assets and liabilities was ¥542.8 billion and the net balance of revaluation losses on those assets and liabilities was ¥8.9 billion. This compared with a fair value of ¥243.6 billion and a net balance of revaluation losses of ¥5.3 billion as of March 31, 2003. Also, the fair value of securities held in our banking book for trading purposes was ¥72.9 billion and ¥34.2 billion, and the fair value of other monetary claims purchased was ¥50.6 billion and ¥1.5 billion as of March 31, 2004 and 2003, respectively. In addition, fair value of monetary assets held in trust representing receivables purchased by us was ¥48.1 billion as of March 31, 2004.

Credit Trading Activities

We are engaged in credit-trading activities in Japan and foreign countries, where we purchase monetary claims such as loans, bonds, guarantees, receivables and lease receivables without intending to hold them to maturity. To recover our investment, we either collect on the claim, including through repayments, legal proceedings and discounted payoffs, or resell or securitize the claim. Claims purchased are recorded either in monetary assets held in trust or other monetary claims purchased, depending on the structure used for the purchase, and are principally measured at fair value. Fair value is estimated in the same way as it is for assets held for trading purposes. The internal valuation methodology we use to calculate the fair value of these claims mainly relies on a discounted cash flow approach based on cash flow projections and implied market discount rates. As estimations of future cash flows and discount rates are based on complex processes and contain an element of judgment, changes in assumptions could lead to different estimates of the fair value of monetary assets held in trust and other monetary claims purchased, which could in turn impact the related gain or loss amounts in our financial statements. As of March 31, 2004 and 2003, balances related to credit trading of ¥163.4 billion and ¥152.5

billion, respectively, were included in monetary assets held in trust and ¥136.9 billion and ¥61.6 billion, respectively, were included in other monetary claims purchased. As of March 31, 2004 and 2003, net unrealized losses recorded in those accounts were ¥3.7 billion and ¥0.5 billion, respectively.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the guidelines of the Japanese Institute of Certified Public Accountants, or JICPA. Under the JICPA guidelines for the valuation of deferred tax assets, if a company records a material amount of tax loss carryforwards, in most cases, it is deemed difficult to reasonably estimate "taxable income" (which, for the purpose of utilizing deferred tax assets, is treated as income before adjustments for existing temporary differences and tax loss carryforwards). If, however, a company is able to reasonably estimate future taxable income for the next year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next year. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards could recognize deferred tax assets as realizable based on future taxable income, reasonably estimated, for up to the next five years if the tax loss carryforwards had been incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not necessarily any significant deficiency in the company's ability to earn taxable income in the future.

Since a material amount of our existing tax loss carryforwards as of March 31, 2004 and 2003 were incurred during the period of our temporary nationalization and we have recorded taxable income during the three most recent fiscal years, we could have recorded deferred tax assets realizable based on a reasonable estimate of income for at least a part of the next five years if we could have demonstrated that we would record actual income for the foreseeable future. We have evaluated the available evidence concerning our future taxable income and other possible sources of realization of deferred tax assets, and have concluded that it would be appropriate to record deferred tax assets that are realizable only in the following year. We have recorded a valuation allowance to reduce deferred tax assets accordingly. The actual taxable income amount for the fiscal year ending March 31, 2005 may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized.

As of March 31, 2004 and 2003 our balance of net deferred tax assets was ¥22.9 billion and ¥18.4 billion, respectively. The amount of net deferred tax assets was equal to 3.2% of our Tier I capital as of March 31, 2004 and 2.8% of our Tier I capital as of March 31, 2003. If we had concluded that we could reasonably estimate taxable income for the next five years, as of March 31, 2004, the balance of net deferred tax assets could have been significantly higher.

Reserve for Retirement Benefits

Shinsei has a non-contributory defined benefit pension plan and certain of its Japanese subsidiaries have unfunded severance indemnity plans. Together, these plans cover most of our regular employees. A reserve for retirement benefits is provided for payment in future years. We follow guidelines for accounting for employee retirement benefit plans issued by the JICPA and estimate the amounts of the retirement benefit obligations and plan assets under the pension plans at the end of the fiscal year using assumptions for the expected rate of return on plan assets and the discount rate.

Expected Rate of Return on Plan Assets

We determine the expected rate of return on plan assets based on the targeted average long-term performance of the assets. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also impact the estimate of the reserve for retirement benefits and net periodic pension cost. For the fiscal year ended March 31, 2004, the expected rate of return was lowered to 2.2%, as compared to 3.1% for the previous fiscal year, resulting in additional pension costs of ¥0.2 billion for the fiscal year ended March 31, 2004.

Discount Rate

We have selected an interest rate for Japanese government bonds with a 20-year maturity as the basis for the discount rate. We determined that the interest rate for Japanese government bonds with a 20-year maturity is the best estimate of the risk-free rate because we estimated that the period of time for effective settlement of the benefit obligation under the pension plans would be approximately 19 years on average and the risk-free rate for a period of 19 years was assumed to be substantially the same as the interest rate for a 20-year maturity Japanese government bond. This assumption could change if we become aware of information that leads us to determine that a different period for settling the benefit obligation is required. A change in that assumption could, in turn, change the discount rate and the amounts reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the discount rate and amounts in our financial statements. For the fiscal

years ended March 31, 2004 and 2003, the discount rate was 2.2%. Had the discount rate decreased 0.5 percentage point, net periodic pension cost for the fiscal year ended March 31, 2004 would not have increased materially.

Hedge Accounting

We follow guidelines issued by the JICPA as to hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow.

Industry Audit Committee Report No. 24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry," requires a change from the deferral method for interest rate-related derivatives accounted for as a "macro hedge" to fair value accounting.

Up to the fiscal year ended March 31, 2003, we applied macro hedge accounting and matched gains and losses on hedged financial assets and liabilities as a whole with gains and losses on hedging interest rate-related derivatives and deferred all of such gains and losses until settlement of the hedged financial assets and liabilities, when gains and losses due to fluctuations of interest rates were realized in income. Gains and losses on hedged assets and liabilities and hedging derivatives were recorded in income when the hedging relationship was deemed ineffective.

Following a one-year transition period, during which we applied the previous accounting method, we adopted Industry Audit Committee Report No. 24 starting in the fiscal year ended March 31, 2004. This report allows banks to group hedged financial assets and liabilities to assess the effectiveness of the hedge relationship and to defer gains and losses on hedging instruments until the settlement of the hedged assets and liabilities, which is an accounting model not significantly different from macro hedge accounting.

Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry," requires banks to apply fair value accounting for fund swap and currency swap transactions, which have been accounted for on an accrual basis in accordance with previous guidelines issued by the JICPA for the banking industry.

Fund swap transactions are foreign exchange swaps and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding borrowing or lending of funds. Such transactions also convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

Following a one-year transition period, during which we applied the previous accounting method, we adopted Industry Audit Committee Report No. 25 starting in the fiscal year ended March 31, 2004.

Depending on the type of hedge, we either defer gains or losses on hedging instruments until the gains or losses on the hedged instruments are realized, or we value both the hedging instruments and the hedged instruments at their fair values by charging the unrealized gains or losses to income. For the fiscal years ended March 31, 2004 and 2003, unrealized losses on hedging instruments which were deferred and recorded as assets amounted to ¥12.3 billion and ¥41.8 billion, respectively.

Impairment of Fixed Assets

A new accounting standard relating to the impairment of long-lived assets was issued by the JICPA on August 9, 2003. The standard requires a company to evaluate its long-lived assets for impairment if certain indicators arise. Impairment losses on an individual asset or a group of assets establish a new cost basis for the fixed assets. We have adopted this new standard as of March 31, 2004, ahead of the date by which adoption is required. We evaluated our fixed assets for impairment, using our best estimates based on reasonable and supportable assumptions and projections. We recorded no impairment losses on fixed assets for the fiscal year ended March 31, 2004 as a result of the application of this new accounting standard and the related implementation guidance.

Financial Condition

Total Assets

As of March 31, 2004, we had consolidated total assets of ¥6,343.7 billion. This represented a 5.4% decrease from ¥6,706.9 billion as of March 31, 2003. The decrease was due mainly to a reduction in both securities and loans and bills discounted, which was offset in part by an increase in trading assets and monetary assets held in trust.

Securities

The following table sets forth the composition of our consolidated portfolio of available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2004. As reflected below, most of the securities in these categories are Japanese government bonds, a substantial majority of which will mature during the next five years.

Table 8. Securities By Maturity (Consolidated)

	Billions of yen							
	As of March 31, 2004							
	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	¥372.7	¥ 48.1	¥344.3	¥ 40.5	¥20.2	¥43.3	¥ —	¥ 869.4
Japanese local government bonds	131.8	—	0.0	—	0.0	—	—	131.9
Japanese corporate bonds	120.5	63.4	30.6	0.0	15.3	0.0	—	230.0
Japanese equity securities	—	—	—	—	—	—	4.3	4.3
Foreign bonds and other	1.0	35.2	55.3	61.7	10.1	3.6	3.2	170.3
Total securities	¥626.2	¥146.8	¥430.3	¥102.3	¥45.6	¥47.0	¥7.6	¥1,406.1

Loan Portfolio

As of March 31, 2004, we had ¥3,047.0 billion in loans and bills discounted. This represented 48.0% of total consolidated assets and a 13.0% decrease from the ¥3,502.3 billion of loans and bills discounted as of March 31, 2003.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of the ¥873.4 billion in loans to the finance and insurance industry, ¥158.6 billion consisted of loans to public sector financial institutions or government-related institutions. In addition, a majority of loans to the real estate industry as of March 31, 2004 consisted of non-recourse, project finance loans. Compared to March 31, 2003, the aggregate principal amount of loans to the finance and insurance industry decreased by 26.2% primarily because of repayments by borrowers and the return of certain loans to the DIC. As the rate of decline was faster than the 13.0% at which our loan portfolio overall decreased, the percentage of our loans overall represented by loans to this sector declined to 29.1%. Loans to the real estate industry increased by 24.6% to ¥661.8 billion, or 22.1% of our loans overall due to the increase in non-recourse financing.

Table 9. Loans by Borrower Industry (Consolidated)

	Billions of yen (except percentages)			
As of March 31	2004		2003	
Domestic offices (excluding Japan offshore market accounts):				
Manufacturing	**¥ 261.5**	**8.7%**	¥ 409.2	11.9%
Mining	**3.7**	**0.1**	15.6	0.4
Construction	**25.8**	**0.9**	36.6	1.1
Electric power, gas, heat supply and water supply	**169.4**	**5.7**	248.2	7.2
Information and communications	**37.9**	**1.3**	58.5	1.7
Transportation	**317.7**	**10.6**	343.9	10.0
Wholesale and retail	**70.0**	**2.3**	122.4	3.6
Finance and insurance	**873.4**	**29.1**	1,183.6	34.4
Real estate	**661.8**	**22.1**	531.2	15.4
Services	**146.9**	**4.9**	219.7	6.4
Local government	**111.1**	**3.7**	80.1	2.3
Others	**318.0**	**10.6**	192.2	5.6
Total domestic (A)	**¥2,997.7**	**100.0%**	¥3,441.8	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	**¥ —**	**—%**	¥ —	—%
Financial institutions	**—**	**—**	—	—
Others	**49.2**	**100.0**	60.4	100.0
Total overseas (B)	**¥ 49.2**	**100.0%**	¥ 60.4	100.0%
Total (A+B)	**¥3,047.0**		¥3,502.3	

Loan Maturity

The following table sets forth the composition of Shinsei's non-consolidated loan portfolio by type of interest rate and maturity as of the dates indicated. In the fiscal year ended March 31, 2004, fixed-interest rate loans decreased while variable-interest rate loans increased.

Table 10. Loan Maturity (Non-Consolidated)

As of March 31	Billions of yen 2004	2003
Fixed-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	**219.6**	334.9
Over three years to five years	**155.2**	250.1
Over five years to seven years	**105.4**	90.6
Over seven years	**441.3**	413.8
Indefinite term	**51.8**	126.0
Variable-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	**467.8**	473.2
Over three years to five years	**313.5**	262.1
Over five years to seven years	**51.3**	81.1
Over seven years	**84.2**	58.1
Indefinite term	**58.7**	67.8
Total loans:		
One year or less	**¥1,268.4**	¥1,514.9
Over one year to three years	**687.4**	808.2
Over three years to five years	**468.7**	512.3
Over five years to seven years	**156.8**	171.7
Over seven years	**525.6**	471.9
Indefinite term	**110.6**	193.8
Total loans	**¥3,217.8**	¥3,673.1

Note:
(1) Loans with maturities of one year or less are not broken down by type of interest rate.

Asset Quality and Disposal of Problem Loans

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We perform our self-assessment at least semiannually. See "—Critical Accounting Policies—Reserve for Credit Losses." The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. For a discussion of our process of categorizing obligors, see "—Risk Policy and Management—Credit Risk Management." Based on these classifications we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the Japanese Bankers Association for the disclosure of risk-monitored loans.

The following table compares the scope of each category of claim under the Financial Revitalization Law and each type of risk-monitored loan, as well as the obligor type to which they relate:

Table 11. Comparison of Categories of Obligors, Claims Under the Financial Revitalization Law and Risk Monitored Loans

Obligor type	Claims under the Financial Revitalization Law (1)(2)	Risk-monitored loans
Legally bankrupt	Claims against bankrupt and quasi-bankrupt obligors	Loans to bankrupt obligors
Virtually bankrupt		Non-accrual delinquent loans
Possibly bankrupt	Doubtful claims	
(Substandard)	Substandard claims	Loans past due for three months or more
		Restructured loans
	(Other claims against substandard obligors)	
Caution	Normal claims	
Normal		

Notes:

(1) The Financial Revitalization Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format devised by the Japanese Bankers Association only classifies, and calls for disclosure of, certain loans.

(2) Shaded claims denote claims that are considered to be non-performing under the Financial Revitalization Law.

Almost all of our problem loans are held by Shinsei. This discussion of our asset quality presents information on a non-consolidated basis unless specified otherwise.

In October 2002, the FSA announced a new "Program for Financial Revival" that has led to more stringent evaluations of claims. This program required banks to use discounted cash flow analyses, among other measures, when providing loan loss reserves against major borrowers with substandard claims. We have gone well beyond the FSA's requirements for employing the discounted cash flow method, applying it to our claims against substandard obligors and possibly bankrupt obligors, in each case by principal amount.

Self-Assessment Guidelines and Reserve Policies

Table 12

Definition of Obligor Classifications

Obligor classification	Definition
Legally bankrupt (*hatan-saki*)	Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
Virtually bankrupt (*jisshitsu hatan-saki*)	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Possibly bankrupt (*hatan kenen-saki*)	Obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes obligors who are receiving ongoing support from financial institutions.
Caution (*youchui-saki*)	Obligors who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "caution obligors" includes "substandard obligors" (*youkanri-saki*), which refers to obligors with "substandard claims," that is, loans past due for more than three months or restructured loans. Claims against caution obligors that are not substandard claims are sometimes referred to as "other claims against caution obligors" (*sonota youchui-saki*).
Normal (*seijo-saki*)	Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

Table 13

Definitions of Claims Classified Under the Financial Revitalization Law

Category	Definition
Claims against bankrupt and quasi-bankrupt obligors (*hasan kosei saiken oyobi korera ni junzuru saiken*)	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims (*kiken saiken*)	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims (*youkanri saiken*)	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims (*seijo saiken*)	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

Table 14

Definitions of Categories of Risk-Monitored Loans

Category	Definition
Loans to bankrupt obligors (*hatan-saki saiken*)	Loans to legally bankrupt obligors.
Non-accrual delinquent loans (*entai-saki saiken*)	Loans to virtually bankrupt and possibly bankrupt obligors.
Loans past due for three months or more (*san-ka-getsu ijou entai saiken*)	Loans on which principal and/or interest are past due three months or more.
Restructured loans (*kashidashi jouken kanwa saiken*)	Loans with lending terms that have been changed in ways favorable to the borrower, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

Table 15

Reserve Policies

Claims against obligors, as categorized under self-assessment guidelines	Reserve policy
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	For claims against obligors rated 5A through 6C under our credit rating system, we make a provision, in the general reserve for loan losses, for the estimated amount of losses over the remaining term of the loans computed based on the expected loss ratio for claims in this category. For the remaining claims, we make a provision to that reserve for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

Claims Classified Under the Financial Revitalization Law

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Disclosure of Claims Classified Under the Financial Revitalization Law

Our current management team has consistently emphasized the monitoring and reduction of problem loans. Shinsei's total amount of non-performing claims as disclosed pursuant to the Financial Revitalization Law decreased ¥135.8 billion, or 58.3%, to ¥97.3 billion, between March 31, 2003 and 2004. During the fiscal year ended March 31, 2004, all three categories of non-performing claims decreased significantly: claims against bankrupt and quasi-bankrupt obligors decreased 68.8% to ¥11.1 billion, doubtful claims decreased 30.4% to ¥68.8 billion, and substandard claims decreased 82.4% to ¥17.2 billion. As a result of these dramatic reductions, the ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of March 31, 2004 decreased to 2.8%, as compared to 5.7% as of March 31, 2003.

Shinsei's other claims against caution obligors (*sonota youchui-saki*) totaled ¥127.2 billion as of March 31, 2004, a 48.9% decrease from the ¥249.0 billion as of March 31, 2003. These claims represented 3.6% of total non-consolidated claims as of March 31, 2004, down from 6.1% as of March 31, 2003.

The reductions we have achieved are attributable to the following remedial processes to identify, manage and resolve problem loans effectively:

- first, we rigorously apply our ratings and self-assessment procedures to label each obligor and loan consistently and accurately;
- second, for obligors with relatively low credit quality, particularly those whose financial situation is unstable, we commence early remedial consultation and action, including collections and sale of collateral. We closely review various options, including company restructuring and securitization, which can improve or reduce credit risk, before deciding on a final course of action; and
- third, we assign obligors rated as caution obligors or lower to an independent division within Shinsei that specializes in managing the claims of such obligors. We tailor action plans for each obligor based on its particular circumstances and with sensitivity to its particular problems.

The table below shows the reduction in the balance of our non-performing loans on a non-consolidated basis:

Table 16. Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2004	2003
Claims against bankrupt and quasi-bankrupt obligors	**¥ 11.1**	¥ 35.7
Doubtful claims	**68.8**	99.0
Substandard claims	**17.2**	98.4
Total claims disclosed under the Financial Revitalization Law[1]	**97.3**	233.2
Normal claims and claims against caution obligors excluding substandard claims	**3,403.8**	3,854.9
Total claims	**¥3,501.1**	¥4,088.1
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	**2.8%**	5.7%

Note:
(1) Total claims disclosed under the Financial Revitalization Law includes loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of March 2004, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 98.6% for doubtful claims and 100.0% for substandard claims. For all claims classified under the law, the coverage ratio was 99.0%.

Starting in the fiscal year ended March 31, 2003, Shinsei began directly writing off, rather than reserving, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the fiscal years ended March 31, 2004 and 2003, ¥9.3 billion and ¥15.2 billion, respectively, of such claims were written off.

Table 17. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees[1]	Total	Coverage ratio
As of March 31, 2004:					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 11.1**	**¥ 6.0**	**¥ 5.1**	**¥ 11.1**	**100.0%**
Doubtful claims	**68.8**	**44.4**	**23.4**	**67.9**	**98.6**
Substandard claims	**17.2**	**7.0**	**10.2**	**17.2**	**100.0**
Total	**¥ 97.3**	**¥57.4**	**¥ 38.8**	**¥ 96.3**	**99.0%**
As of March 31, 2003:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 35.7	¥15.2	¥ 20.5	¥ 35.7	100.0%
Doubtful claims	99.0	53.4	44.8	98.3	99.3
Substandard claims	98.4	30.0	58.7	88.7	90.2
Total	¥233.2	¥98.7	¥124.0	¥222.7	95.5%

Note:
(1) Collateral and guarantees includes part of the unreserved portion of claims that have become eligible to be sold back to the DIC pursuant to our cancellation right. We evaluate the likelihood of prompt acceptance by the DIC and credit only a portion of the payment we believe we are entitled to under the share purchase agreement as collateral and guarantees. For a discussion of our cancellation right, see "—Overview—Significant Transactions—Reduction in Non-Performing Claims and Expiration of Cancellation Right to the DIC."

Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem loans from its balance sheet, including sales, collections and, prior to the third anniversary of the closing date of the acquisition of LTCB, the return of loans to the DIC pursuant to the cancellation right regarding loan-related assets held by our predecessor, provided by the DIC in connection with the acquisition of our common shares by New LTCB Partners, C.V. in March 2000. The following table sets forth a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

Table 18. Reduction of Problem Claims as Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	2004	2003
Write-off/forgiveness	**¥ 13.8**	¥ 35.2
Sale	**26.5**	341.3
Transferred to the DIC via exercise of cancellation right	**64.1**	284.5
Collections, net	**31.3**	219.4
Total	**¥135.8**	¥880.4

In the fiscal year ended March 31, 2004, Shinsei disposed of ¥135.8 billion in non-performing claims. Of the total decline, 47.2% or ¥64.1 billion was attributable to transfers to the DIC pursuant to the cancellation right. On May 30, 2003, we notified the DIC of the last group of loans for which we exercised our cancellation right.

Loans with respect to which we have exercised our cancellation right remain on our balance sheet, and continue to be reflected as appropriate in our problem claims disclosure, until the claims are actually transferred to the DIC. We are still engaged in discussions with the DIC regarding the return of some of our loans. As of March 31, 2004, we had a total of ¥98.7 billion of claims and related amounts with respect to which we had previously given notice of cancellation to the DIC, but which the DIC had not yet accepted. This amount includes approximately 69.3% of our total non-performing claims of ¥97.3 billion as of that date. The remainder of the unresolved amounts are primarily amounts, included in accounts receivable, that we believe the DIC is obliged to reimburse to us regarding claims that we have already written off due to the bankruptcy of the underlying obligors. Our coverage ratio for all the unresolved claims, taking into account reserves for these claims and related collateral and guarantees but not attributing any value to the cancellation right, was 94.1% and thus we believe there will not be a material effect on our results of operations even if unresolved items are not resolved in our favor. Under the terms of the share purchase agreement, any disputed returns may be submitted to an independent accounting firm for a nonbinding opinion as to whether the return meets the necessary conditions.

Changes in the Amount of Problem Claims

The table below sets forth Shinsei's experience since March 31, 2002 with the removal of problem claims and the emergence of new claims over recent periods on a non-consolidated basis:

Table 19. Changes in the Amount of Problem Claims (Non-Consolidated)

	Billions of yen			
As of March 31	Substandard claims	Doubtful claims	Claims against bankrupt and quasi-bankrupt obligors	Total
Balance of problem claims as of March 31, 2002	¥ 366.9	¥ 440.0	¥ 306.5	¥1,113.6
Claims newly added April 1, 2002 to March 31, 2003	55.1	43.0	1.0	99.2
Claims removed April 1, 2002 to March 31, 2003	(321.0)	(361.4)	(297.1)	(979.6)
Claims migrating between classifications April 1, 2002 to March 31, 2003	(2.7)	(22.5)	25.2	—
Net change	(268.5)	(341.0)	(270.8)	(880.4)
Balance of problem claims as of March 31, 2003	¥ 98.4	¥ 99.0	¥ 35.7	¥ 233.2
Claims newly added April 1, 2003 to March 31, 2004	**8.4**	**7.9**	**1.7**	**18.1**
Claims removed April 1, 2003 to March 31, 2004	**(84.0)**	**(40.3)**	**(29.5)**	**(154.0)**
Claims migrating between classifications April 1, 2003 to March 31, 2004	**(5.4)**	**2.2**	**3.2**	**—**
Net change	**(81.1)**	**(30.1)**	**(24.5)**	**(135.8)**
Balance of problem claims as of March 31, 2004	**¥ 17.2**	**¥ 68.8**	**¥ 11.1**	**¥ 97.3**

For the fiscal year ended March 31, 2004, only ¥18.1 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥154.0 billion of claims in these categories during the same period. The ¥84.0 billion in substandard claims removed during the fiscal year ended March 31, 2004 was principally attributable to recoveries from obligors through such means as assisting them with restructuring, as well as sales to third parties other than the DIC. Most of the ¥69.9 billion of doubtful claims and claims against bankrupt and quasi-bankrupt obligors that we removed was attributable to the DIC accepting claims under the cancellation right.

For the fiscal year ended March 31, 2003, ¥99.2 billion of claims were newly classified as substandard or worse. During the same period, Shinsei removed ¥979.6 billion of claims in these categories. Sales to third parties and collections accounted for substantially all of the ¥321.0 billion of removed substandard claims. Most of the ¥361.4 billion in removal of doubtful claims was attributable to sales to third parties, but more than half of the ¥297.1 billion removal of claims against bankrupt and quasi-bankrupt obligors was achieved through obligors undergoing the civil rehabilitation process, as well as collections.

Reserve for Credit Losses

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Table 20. Reserve for Credit Losses (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2004	2003
General reserve for loan losses	¥ **61.7**	¥ 96.5
Specific reserve for loan losses	**54.3**	71.1
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal reserve for loan losses	**116.1**	167.7
Specific reserve for other credit losses	**61.7**	48.8
Total reserve for credit losses	¥ **177.9**	¥ 216.5
Total claims[1]	**¥3,501.1**	¥4,088.1
Ratio of total reserve for loan losses to total claims	**3.3%**	4.1%
Ratio of total reserves for credit losses to total claims	**5.1%**	5.3%

Note:
(1) Total claims includes loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Effective March 31, 2003, Shinsei applied the discounted cash flow method in calculating the loan loss reserve amounts for most of its claims against obligors categorized as possibly bankrupt or substandard under its self-assessment guidelines. This entails reserving the difference between the cash flow out of which principal and interest will be paid, discounted by the originally contracted interest rate on the claim, and the book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, Shinsei set aside as reserves the product of the estimated loss ratios on the claims and either the balance of the claims, in the case of claims against substandard obligors, or the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

In the fiscal year ended March 31, 2004, Shinsei applied the discounted cash flow method to 85.7% of its claims against possibly bankrupt obligors and 65.2% of its claims against substandard obligors, in each case by principal amount. In the fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2003, we also provided additional reserves against other credit losses. These consist primarily of reserves on amounts, included in accounts receivable, that we believe the DIC is obligated to reimburse to us regarding certain legal proceedings and other claims that we have already written off due to the bankruptcy of the obligors, but the return of which the DIC has not yet accepted, and a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans.

For a discussion of our reserve policies, see "—Critical Accounting Policies—Reserve for Credit Losses."

Risk-Monitored Loans

We had ¥94.9 billion in consolidated risk-monitored loans as of March 31, 2004. As was the case regarding total non-performing claims as disclosed under the Financial Revitalization Law, this figure represented a significant decrease, 58.6%, from the balance as of March 31, 2003. Most of the decline was attributable to the 89.0%, or ¥66.1 billion, decline in loans past due for three months or more, as well as the 40.7%, or ¥47.7 billion, decrease in non-accrual delinquent loans.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Table 21. Risk-Monitored Loans (Consolidated)

As of March 31	Billions of yen (except percentages) 2004	2003
Loans and bills discounted	¥3,047.0	¥3,502.3
Loans to bankrupt obligors (A)	7.9	13.4
Non-accrual delinquent loans (B)	69.5	117.3
Total (A)+(B)	¥ 77.4	¥ 130.7
Ratio to total loans and bills discounted (%)	2.5%	3.7%
Loans past due for three months or more (C)	¥ 8.2	¥ 74.3
Restructured loans (D)	9.2	24.2
Total risk-monitored loans (A)+(B)+(C)+(D)	94.9	229.3
Ratio to total loans and bills discounted (%)	3.1%	6.5%
Reserve for credit losses	¥ 177.9	¥ 216.5

Table 22. Risk-Monitored Loans (Non-Consolidated)

As of March 31	Billions of yen (except percentages) 2004	2003
Loans and bills discounted	¥3,217.8	¥3,673.1
Loans to bankrupt obligors (A)	7.5	13.2
Non-accrual delinquent loans (B)	68.6	116.0
Total (A)+(B)	¥ 76.1	¥ 129.2
Ratio to total loans and bills discounted (%)	2.4%	3.5%
Loans past due for three months or more (C)	¥ 8.2	¥ 74.3
Restructured loans (D)	9.0	24.1
Total risk-monitored loans (A)+(B)+(C)+(D)	93.4	227.7
Ratio to total loans and bills discounted (%)	2.9%	6.2%
Reserve for credit losses	¥ 177.9	¥ 216.5

Funding and Liquidity

Funding and Liquidity Management

The focus of liquidity management is to ensure sufficient cash to meet both normal and unanticipated funding needs. Successful liquidity management requires being able to fund all requirements without disruption to our normal business operations. Funding requirements may include contractual obligations, future asset growth, liability maturities and deposit withdrawals.

Our liquidity management strategy includes the following key components:

- maintaining a portfolio of surplus cash and liquid assets;
- developing retail customer deposits as a long-term, stable source of funding;
- maintaining unutilized funding capacity; and
- maintaining diverse sources of funding.

We continuously seek to improve our liquidity management strategy and minimize refinancing risk by enhancing the stability and diversity of our funding sources. Our Treasury Division is responsible for our liquidity management and funding execution.

In accordance with its role as a special purpose long-term credit bank in Japan, LTCB, our predecessor entity, relied heavily on domestic debentures for funding. Over the past four years, however, we have transformed ourselves into a full-service financial institution and as part of that process have increased our retail deposit balances. We formally converted from a long-term credit bank to an ordinary bank on April 1, 2004. In connection with this conversion, the FSA has allowed us to continue issuing debentures for 10 years after the conversion. Our long-term funding strategy, however, is to eventually replace debenture issuances with customer deposits and ordinary debt financing.

The table below shows changes in the proportion of our overall funding represented by funds raised from debentures and deposits in our retail and institutional banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated. As seen below, our retail deposits have become an increasingly important source of funding.

Table 23. Diversification by Funding Type (Consolidated)

	Billions of yen			
Fiscal year ended March 31	2004	2003	2002	2001
Retail deposits	**¥1,591.5**	¥1,492.1	¥ 880.8	¥ 514.8
Retail debentures	**693.1**	760.5	1,048.2	1,356.7
Institutional funding	**1,887.4**	2,297.4	3,176.1	5,078.6
Collateralized loan obligation	**255.2**	300.2	175.0	—

We take a conservative approach in managing our liquidity gap positions. The table below shows a maturity profile for our non-consolidated yen-demonstrated assets and liabilities as of March 31, 2004 on a cash settlement basis. As this table shows, we have strived to minimize our liquidity risk by maintaining conservative net gap positions.

Table 24. Contractual Maturity Gap Profile (Non-Consolidated)

	Billions of yen		
As of March 31, 2004	Assets	Liabilities[1]	Net gap
Less than one year	¥1,981.6	¥(2,330.0)	¥(348.3)
One year or more, but less than two years	761.9	(606.5)	155.3
Two years or more, but less than three years	648.9	(720.7)	(71.7)
Three year or more, but less than four years	739.6	(590.6)	149.0
Four years or more, but less than five years	362.5	(205.1)	157.4
Five years or more	1,026.5	(1,046.1)	(19.5)
Cumulative gap			¥ 22.2

Note:
(1) Liability balances include debentures, deposits, senior and subordinated debt, collateralized loan obligations, overnight funding and shareholders' equity.

Deposits

As of March 31, 2004, we had deposits, including negotiable certificates of deposit, of ¥2,734.4 billion, which constituted 48.7% of total liabilities and represented a 6.1% increase compared with March 31, 2003. In particular, retail deposits increased ¥99.4 billion in the fiscal year ended March 31, 2004, reflecting both the successful implementation of our strategy to place greater emphasis on deposits in funding, as well as the continued growth of our retail banking business.

Most of our deposits and all of our negotiable certificates of deposit are from domestic corporate and individual customers. Although most of our deposits remained denominated in yen, the foreign currency deposits of our retail customers grew rapidly from ¥58.5 billion as of March 31, 2003 to ¥200.3 billion as of March 31, 2004.

As of March 31, 2004, ¥1,180.6 billion of our total deposits consisted of time deposits. The following table sets forth the composition of the time deposits, all of which paid fixed interest rates, in the fiscal years ended March 31, 2004 and 2003.

Table 25. Time Deposits by Maturity (Consolidated)

As of March 31	Billions of yen 2004	2003
Less than three months[1]	**¥ 227.0**	¥ 311.1
Three months or more, but less than six months	**120.3**	197.5
Six months or more, but less than one year	**148.1**	317.7
One year or more, but less than two years	**27.2**	30.2
Two years or more, but less than three years	**323.7**	13.8
Three years or more	**334.0**	666.5
Total	**¥1,180.6**	¥1,537.0

Note:
(1) Less than three months includes time deposits that have matured but not yet been paid.

Debentures

As of March 31, 2004, we had ¥1,388.6 billion in debentures outstanding, including ¥25.2 billion of subordinated bonds. This represented 24.7% of our consolidated total liabilities and constituted a decline of 27.4% from March 31, 2003. Other than subordinated bonds, debentures are issued with terms of one, two, three or five years.

As of March 31, 2004, scheduled repayments of debentures over the periods indicated below were as follows:

Table 26. Maturity Schedule of Debentures, Including Subordinated Bonds (Consolidated)

Fiscal year ending March 31	Billions of yen
2005	¥ 450.3
2006	332.0
2007	267.9
2008	119.3
2009 and thereafter	218.9
Total debentures	¥1,388.6

While we will continue to issue debentures where we are able to minimize funding costs, we will continue to diversify our funding sources by raising funds through other means, such as deposits.

Other

The securitization of loans and other assets is another important component of our funding strategy. In the fiscal year ended March 31, 2002, we established a collateralized loan obligation program under which we receive the net proceeds from the issuance of notes that are backed by interests in loans we transfer to a master trust. As of March 31, 2004, there were ¥255.2 billion in Class A certificates securing notes issued to third-party investors. We intend to continue to use securitization, particularly our collateralized loan obligation program, as one component of our diversified funding strategy. See "—Off-Balance Sheet Arrangements—Collateralized Loan Obligation Program."

We also have established a medium-term note program, under which we can issue up to U.S.$5.0 billion in notes of varying terms. As of March 31, 2004, there were ¥3.1 billion of notes outstanding under the program.

Credit Ratings

Our borrowing costs and ability to raise funds are impacted directly by our credit ratings and changes thereto. Shinsei's credit ratings are set forth in the table below:

Table 27. Shinsei's Credit Ratings as of June 2004

Rating agency	Long-term	Short-term
Moody's	Deposits: Baa1 Senior debt: Baa1	P-2
Standard & Poor's	BBB	A-2
Fitch	BBB	F2
R&I	BBB+	—
JCR	A–	—

Shinsei received credit ratings upgrades from all major rating agencies in the fiscal year ended March 31, 2004. We believe these upgrades will reduce our funding costs and facilitate our liquidity risk management.

Asset and Liability Management

The ALM Committee is responsible for reviewing and approving liquidity and interest rate risk policies and limits. Our president is the chair of the committee. Other members include group heads and general managers of divisions whose operations are closely related to balance sheet management. Our president retains final decision-making authority over policy relating to asset and liability management.

Interest Rate Risk Methodology

We take an integrated approach to manage interest rate risk, incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet transactions, such as swaps. We analyze and manage risk both in terms of fair market value and profit or loss for a given accounting period.

We set limits for fair market value risk according to the basis point value, or bpv, method, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of our shareholders' equity.

For profit or loss within a specific period, risk limits are set based on net interest income. Our future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from our current balance sheet and operational plans. Net interest income simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range, with the objective of stabilizing interest income and expenses. We manage our assets and liabilities, including the mixture of fixed and variable-rate assets and liabilities, accordingly.

Bpv Method

The bpv method measures the risk of changes in fair market value due to fluctuations in interest rates. For example, 10 bpv means the change of fair market value when interest rates move 10 basis points, or 0.1%. The table below sets forth the impact on the value of our on-balance sheet and off-balance sheet items for the maturities shown when interest rates move 10 basis points.

Table 28. Impact of a 10 Basis Point Movement on Fair Market Value (Non-Consolidated)

	Billions of yen					
As of March 31, 2004	Three months or less	Six months or less	Over six months to one year	Over one year to three years	Over three years	Total
On-balance sheet	¥0.0	¥0.0	¥(0.0)	¥(1.1)	¥ 2.0	¥ 0.8
Off-balance sheet	(0.0)	0.0	0.0	0.1	(0.2)	0.0
Total	¥0.0	¥0.0	¥(0.0)	¥(1.0)	¥ 1.8	¥ 0.9

Note: Positive figures indicate where a decline in interest rates will result in an increase in fair market value. Negative figures indicate where a decline in interest rates will result in a decrease in fair market value.

Contractual Cash Obligations

We use contractual cash obligations for funding purposes. The following table sets forth a summary of our primary consolidated contractual cash obligations as of March 31, 2004 and 2003:

Table 29. Contractual Cash Obligations (Consolidated)

	Billions of yen		
Payments due by period as of March 31, 2004	One year or less	Over one year	Total
Borrowed money	**¥110.1**	**¥224.3**	**¥334.4**
Capital lease obligations	**0.0**	**0.1**	**0.1**
Total	**¥110.1**	**¥224.4**	**¥334.6**

	Billions of yen		
Payments due by period as of March 31, 2003	One year or less	Over one year	Total
Borrowed money	¥3.4	¥333.4	¥336.8
Capital lease obligations	0.0	0.1	0.2
Total	¥3.5	¥333.5	¥337.1

Taxation

Tax Loss Carryforwards

Our tax loss carryforwards principally have resulted from the realization of credit losses for tax purposes. Reserves associated with loans we returned to the DIC pursuant to the cancellation right, for example, were not previously recognized as expenses for tax purposes. As of March 31, 2004, Shinsei had ¥431.4 billion in tax loss carryforwards. Tax reforms implemented in fiscal 2004 extended the period of tax loss carryforwards from 5 years to 7 years. As this extension was applied retroactively for the three previous tax years, the expiry dates for our tax loss carryforwards generated in the fiscal years ended March 31, 2002 and 2003 have been extended to March 31, 2009 and 2010 respectively. We believe this amendment is beneficial for us as it provides more time to utilize these tax loss carryforwards. The table below sets forth a schedule of tax loss carryforwards and their expiration dates:

Table 30. Schedule of Tax Loss Carryforwards

	Billions of yen	
Year tax loss carryforward generated	Amount	Date of expiry
Fiscal year ended March 31, 2001	¥213.6	March 31, 2006
Fiscal year ended March 31, 2002	63.0	March 31, 2009
Fiscal year ended March 31, 2003	154.7	March 31, 2010
Total	¥431.4	

In the event that we generate less taxable income in a given fiscal year than the loss carryforward that will expire at year-end, we will lose the benefit of the unused portion of the expiring loss carryforward.

We record deferred tax assets for tax loss carryforwards and evaluate them in accordance with the JICPA guideline. See "—Critical Accounting Policies—Valuation of Deferred Tax Assets."

Changes in Japanese Tax Law

In the fiscal year ended March 31, 2002, we recorded ¥2.1 billion in other losses from regional bank taxes imposed by the Tokyo and Osaka prefectural governments on gross business profits, as defined in regulations under the Long-Term Credit Bank Law. In the fiscal year ended March 31, 2003, the aggregate of our deposits and debentures was below the ¥5 trillion level at which we would have to pay such taxes, and we recorded a gain of ¥0.2 billion because Osaka tax law was amended to make the Osaka bank tax inapplicable to us before we paid the amount due for the previous fiscal year. A group of banks, not including us, challenged the legality of the Tokyo taxes and in October 2003 reached a settlement with the Tokyo prefectural government. As a result, in the fiscal year ended March 31, 2004, we recorded as other gains the ¥2.6 billion in refunds that we received from the Tokyo prefectural government.

A new nationwide business tax on corporations with shareholders' equity of more than ¥100 million was

introduced in April 2004. The new tax will be calculated based on paid-in capital, pre-tax profit, personnel expenses, net interest expense and net office rent. This tax is categorized as a part of general and administrative expenses instead of treating it as an income tax item. Corporations, including ourselves, will not be able to offset it against any tax loss carryforwards. We currently anticipate that our annual general and administrative expenses will increase by approximately ¥1.0 billion as a result of the introduction of this new tax.

We have applied to file our tax returns under the recently adopted consolidated corporate-tax system from the fiscal year ended March 31, 2004. Under the consolidated system, we base corporate tax payments on the combined profits or losses of Shinsei and its wholly owned domestic subsidiaries. We are required to pay, for the fiscal year ended March 31, 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate, which is currently 30.0%. However, the additional surcharge was offset with our tax loss carryforwards.

Capital Resources and Adequacy

Table 31. Shareholders' Equity

The following table sets forth a summary of our shareholders' equity on a consolidated basis as of March 31, 2004 and 2003:

	Millions of yen (except percentages)	
As of March 31	2004	2003
Common stock	**¥180,853**	¥180,853
Preferred stock	**270,443**	270,443
Capital surplus	**18,558**	18,558
Retained earnings	**250,737**	194,666
Net unrealized gains on securities, net of taxes	**7,154**	13,243
Foreign currency translation adjustments	**2,255**	2,071
Treasury stock, at cost	**(1)**	—
Total shareholders' equity	**¥730,000**	¥679,837
Ratio of total shareholders' equity to total assets	**11.5%**	10.1%

The primary reason for recent increases in our shareholders' equity has been increases in retained earnings due to our profitable operations. Shareholders' equity is also adjusted for net unrealized gains on securities available-for-sale, net of taxes. Shareholders' equity as of March 2004 increased by ¥50.1 billion, or 7.4%, as compared to March 31, 2003 due primarily to an increase of ¥56.0 billion in retained earnings, offset in part by a ¥6.0 billion decrease in net unrealized gains on securities that was mainly attributable to the impact of increasing interest rates on the market value of our portfolio of Japanese government bonds.

Capital Ratios

The FSA's bank capital guidelines are based on the risk-adjusted approach developed by the Basle Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements. The FSA's guidelines are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the BIS's approach in a manner designed to suit the Japanese banking environment. We continuously monitor our risk-adjusted capital ratios and manage our operations in light of the capital ratio requirements.

Our capital adequacy ratio as of March 31, 2004 was 21.13%, compared with 20.10% as of March 31, 2003. While Tier II capital decreased, mainly due to the repayment of subordinated debt, the increase in Tier I capital, due primarily to our net income, as well as the overall decrease in risk assets as the result of our efforts to reduce our problem loan balance, caused our capital ratio to increase. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, also increased, from 14.27% as of March 31, 2003 to 16.15% as of March 31, 2004. The amount of our net deferred taxes represented 3.2% of our Tier I capital as of March 31, 2004 and 2.8% of our Tier I capital as of March 31, 2003.

Table 32. Consolidated Capital Ratios

As of March 31	Billions of yen (except percentages) 2004	2003
Basic items (Tier I):		
Capital stock	**¥ 451.2**	¥ 451.2
Total Tier I (A)	**720.3**	659.8
Supplementary items (Tier II):		
General reserve for loan losses	**27.8**	28.8
Perpetual subordinated debt and bonds	**196.7**	235.8
Non-perpetual subordinated debt and bonds	**2.2**	8.5
Total	**¥ 226.8**	¥ 273.3
Amount eligible for inclusion in capital (B)	**¥ 226.8**	¥ 273.3
Deduction (C)	**4.9**	3.6
Total capital (D) [(A) + (B) – (C)]	**¥ 942.2**	¥ 929.5
Risk assets:		
On-balance sheet items	**¥3,675.0**	¥4,084.2
Off-balance sheet items	**783.7**	538.5
Total (E)	**¥4,458.7**	¥4,622.8
Consolidated capital adequacy ratio (D) / (E) (%)	**21.13%**	20.10%
Consolidated Tier I capital ratio (A) / (E) (%)	**16.15**	14.27

Composition of Tier I Capital

Common stock and retained earnings: In conjunction with the sale of our common shares by the DIC to New LTCB Partners, the DIC contributed funds to offset the existing deficit in the accounts of LTCB and new shares of common stock were acquired by New LTCB Partners. Following this recapitalization, our shareholders' equity includes common stock in the amount of ¥180.8 billion. As a result of our recording net income in each of the past four fiscal years, retained earnings have grown to ¥250.7 billion as of March 31, 2004.

Preferred stock: Shinsei has issued two classes of preferred stock. All shares of Class A preferred stock were initially issued to the RCC by LTCB. Upon LTCB's nationalization, the RCC transferred those shares to the DIC. At the time of sale of LTCB's common shares to Shinsei's current controlling shareholder in March 2000, a portion of the Class A preferred shares was redeemed without any consideration paid and cancelled. The DIC continues to own the remaining 74,528,000 shares. At the same time, Shinsei issued 600,000,000 new shares of Class B preferred stock to the RCC.

As holders of our preferred shares, the DIC and the RCC are entitled to receive annual dividends and distributions of residual assets of Shinsei as set out below in priority to holders of common shares but *pari passu* among themselves:

Table 33. Dividends and Distribution Amounts on Shares of Preferred Stock

Class of preferred shares	Yen per share: Amount of annual dividend	Amount of distribution of residual assets
Class A preferred shares	¥13.00	¥1,300
Class B preferred shares	4.84	400

Shinsei may pay up to one-half of the annual dividend payable on each class of preferred shares as an interim dividend. Dividends on the preferred shares are not cumulative. As long as the preferred dividend is paid, holders of preferred shares are not entitled to vote at a general meeting of shareholders. If the preferred dividend is not paid, preferred shares vote on a one-to-one basis with common shares on all matters.

On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The conversion prices for the Class A and Class B preferred shares described below

reflect adjustments made due to the reverse stock split.

The Class A preferred shares are convertible into common shares at the option of the holder at a conversion price of ¥360 per share. They are mandatorily convertible on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per common share during a certain period preceding April 1, 2008, with a maximum of two common shares per Class A preferred share.

The Class B preferred shares cannot be converted by their holder until August 1, 2005 and are mandatorily convertible on August 1, 2007. The Class B preferred shares shall be converted into the number of common shares calculated by dividing ¥400 by the average market price per share during a certain period preceding August 1, 2005, 2006 or 2007, as applicable (or, if the common shares are not yet publicly traded, the total amount of shareholders' equity, excluding preferred stock, per diluted common share). At no time, however, shall the conversion price be less than ¥600 or more than ¥800.

Holders of our preferred shares have no redemption rights, but it is possible we would seek to redeem the preferred shares in order to increase our flexibility in managing our business. We currently have no agreement with the DIC or RCC as to how or when any such redemption would be accomplished. In deciding whether to pursue a redemption of preferred shares, we would give due consideration to the maintenance of prudent capital adequacy ratios and our other funding needs.

Composition of Tier II Capital

The principal component of our Tier II capital is subordinated debt. As of March 31, 2004, we had ¥194.0 billion in subordinated debt from private lenders, ¥175.0 billion of which were perpetual loans.

On March 31, 2003, we repaid the remaining ¥46.6 billion in subordinated debt outstanding from the RCC. As a result, none of our Tier II capital now consists of public funds.

Other elements of our Tier II capital are subordinated bonds and general reserve for loan losses. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital. Subject to that ceiling, the entire amount of perpetual subordinated debt and bonds can be included in Tier II capital.

The table below sets forth the amount of our subordinated debt and bonds, as well as the portion included in our Tier II capital.

Table 34. Subordinated Debt and Bonds

	Billions of yen				
As of March 31, 2004	Perpetual	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	**¥175.0**	**¥19.0**	**¥ —**	**¥194.0**	**¥175.0**
Subordinated bonds	**21.7**	**3.5**	**2.2**	**25.2**	**23.9**
Total	**¥196.7**	**¥22.5**	**¥2.2**	**¥219.2**	**¥198.9**

	Billions of yen				
As of March 31, 2003	Perpetual	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	¥213.0	¥19.0	¥3.8	¥232.0	¥216.8
Subordinated bonds	22.8	5.5	4.7	28.4	27.6
Total	¥235.8	¥24.5	¥8.5	¥260.4	¥244.4

Interest rates on ¥91.0 billion of our subordinated debt will increase in October 2005. Interest rates on another ¥75.0 billion of subordinated debt will increase in April 2007. Interest rates on the remaining balance of our subordinated debt as of March 31, 2004, as well as all of our subordinated bonds, will increase from time to time between September 2005 and December 2008.

During the fiscal year ended March 31, 2004, we prepaid ¥38.0 billion of perpetual subordinated debt and redeemed ¥2.0 billion of our dated subordinated bonds. Of our remaining perpetual subordinated debt, ¥84.0 billion currently may be prepaid at each semiannual interest payment date, while the rest will become prepayable in the same manner after October 2005. All but ¥4.0 billion of our perpetual subordinated bonds, as well as ¥2.5 billion of our dated subordinated bonds, are currently prepayable semiannually, while the remaining ¥4.0 billion of perpetual subordinated bonds and the remaining ¥1.0 billion of our dated subordinated bonds will become prepayable at some time between 2005 and 2007. In the future, we intend to

continue to prepay, redeem or purchase and cancel our subordinated debt and bonds when we can do so on favorable terms.

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements, including investments through special purpose entities, or SPEs, securitizations, lines and letters of credit, loan commitments and loan participations, in the ordinary course of business. The main purposes of such off-balance sheet arrangements are to develop our institutional banking business as well as to diversify our source of liquidity. The following is a discussion of the principal off-balance sheet arrangements we use.

Securitization Relating to Our Institutional Banking Business

We structure, arrange, distribute and service mortgage-backed securities and asset-backed securities both for third parties and ourselves. We also invest in and manage portfolios of asset-backed and mortgage-backed securities. Our securitization services utilize SPEs, which may be organized in the forms of trusts, partnerships or corporations, mainly to protect the securitized assets from creditors of transferors even in bankruptcy. Assets securitized include commercial loans, residential mortgage loans, installment receivables and credit-card receivables.

One aspect of our securitization business involves our repackaging assets purchased by SPEs that we establish into new financial instruments that represent undivided interests in the underlying assets. Repackaging generally entails analyzing the cash flows from the underlying assets, using various means to rearrange the timing and order of cash flows, and then combining them with other cash flows to create new financial instruments that can be tailored to meet the demands of a broad range of investors. Often the assets are repackaged into residual or subordinated interests, senior interests and mezzanine-class interests. The residual interests are the first to suffer any losses as a result of any decline in the value of the underlying financial assets, while the senior interests are structured to be the last to absorb such losses. In instances where we repackage assets on our own initiative, rather than for our customers, we generally retain the residual interests and either sell the senior or mezzanine interests immediately to third parties or hold them temporarily before placing them with investors. Revenues on these transactions consist of gains on sales of the repackaged senior and mezzanine interests, transaction arrangement fees received from the originators of the assets, fees for underwriting the senior and mezzanine instruments, and returns on the residual interests.

The principal risk inherent in these repackagings is credit risk on the securitized financial instruments that are absorbed by the retained residual interests. We may record losses on the residual interests due to declines in the value of the underlying financial assets. We manage this credit risk through semiannually assessing our retained interests and providing valuation allowances for them based on those assessments, taking into consideration how much we believe we will be able to collect on the underlying assets. We generally transfer financial assets to SPEs on a "true sale" basis, which means that we would neither be entitled nor required to reacquire the financial assets so transferred on a contingent basis.

For the fiscal years ended March 31, 2004 and 2003, we sold ¥186.0 billion and ¥139.3 billion, respectively, of debt securities issued out of repackaging transactions to third-party investors. As of March 31, 2004 and 2003, we also held ¥7.8 billion and ¥4.8 billion of residual interests, net of valuation allowances, respectively. Those residual interests are included principally in monetary assets held in trust.

We also securitize customers' assets on their behalf, drawing on our know-how and experience to establish securitization vehicles tailored to accommodate clients' needs, analyzing cash-flows from the financial assets, structuring them into classes of securitized interests, arranging credit enhancements and locating investors for the securities to be issued. We generally place the securities representing the senior interests from these transactions with third-party investors. We may choose, however, to acquire temporarily a portion of these senior securities for later sale and often structure financial arrangements, including repackaging, that enhance the liquidity of these securities in order to attract third-party investors. These securities are recorded in other monetary claims purchased and recorded at fair value. Our revenue on these transactions consists of fees, generally fixed, for arranging the transaction and for underwriting the sale of the financial instruments. We typically record those fees as having been received at the completion of all arrangements for the customer.

On these transactions, we act as an arranger, an underwriter, a servicer, a trustee or an administrator, or combination of some of these roles, for our corporate customers. As our customers usually retain the residual interests and the related risk of loss on them, we are not exposed to risks of incurring losses inherent in such residual interests.

As of March 31, 2004 and 2003, we temporarily held ¥164.4 billion and ¥128.6 billion, respectively, in senior securities from these transactions for the reason mentioned above.

Collateralized Loan Obligations (CLO)

In order to diversify our funding sources and enhance our liquidity, we employed the financial engineering skills we

developed in our securitization business to securitize our performing loans to corporate customers through a CLO program.

In the program, which we established in the fiscal year ended March 31, 2002, Shinsei entrusted a part of its performing corporate loans to a "master trust" which was established with Shinsei Trust. The master trust then issued several classes of beneficial certificates, each of which represents an undivided economic interest in the underlying loans but which differs in "seniority," or the priority in which it receives cash collected from the underlying loans. Shinsei sold the most senior class of certificates to special purpose entities established in order to issue debt securities backed by the certificates; these debt securities were subsequently sold to third-party investors. Shinsei has retained the two subordinated classes of beneficial certificates.

Since the sales of the debt securities backed by senior certificates satisfied criteria for transferring assets under Japanese GAAP, Shinsei derecognized a portion of the corporate loans entrusted to the master trust for the CLO program by pro rating the carrying amount of such corporate loans by the fair values of all of the beneficial certificates the trust has issued.

Shinsei's retaining the subordinated classes of beneficial certificates enhances the credit of the debt securities backed by the senior certificates, as the subordinated certificates would be the first to be affected by shortfalls in cash collections on the underlying commercial loans due to reasons such as deteriorations in the financial condition of the loan obligors. As a result, however, Shinsei is exposed to credit risk on the commercial loans entrusted to the master trust as the underlying assets for the CLO program.

A significant amount of prepayments on the underlying loans may result in a lack of sufficient cash flows to satisfy future interest or principal payment obligations on the debt securities backed by the senior certificates. In order to manage this risk, Shinsei has structured the debt securities so that they may be amortized ahead of schedule when various conditions are satisfied.

As of March 31, 2004 and 2003, respectively, ¥825.2 billion and ¥1,214.7 billion in loans had been placed in the trust. As of March 31, 2004 and 2003, beneficial certificates representing ¥355.4 billion and ¥411.7 billion, respectively, of such loans had been issued and remained outstanding, comprising ¥255.2 billion and ¥300.2 billion, respectively, in senior certificates securing notes issued to third-party investors and, as of March 31, 2004 and 2003 an additional ¥101.6 billion and ¥113.6 billion, respectively, in beneficial certificates retained by Shinsei and recorded in loans and bills discounted. In accordance with our self-assessment procedures and reserve policies, we have provided ¥9.2 billion and ¥13.0 billion, in the general reserve for loan losses to absorb losses on all of the loans as of March 31, 2004 and 2003, respectively.

Loan Participations

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself.

Under Japanese GAAP, where substantially all of the economic interest in and risks of the loans are transferred to the participants, the original lenders are not deemed to bear recourse obligations for the participating interest nor to have any rights of repurchasing such interest. As a result, the original lender may remove the loans from its balance sheet as if the loans were sold to the participants. Because substantially all of the economic interest and risks have been transferred to the participants, we believe that we are not taking any substantial economic risks on the portions of loans in which we have sold participating interests.

For the fiscal years ended March 31, 2004 and 2003, the total principal amount of participation interests in loans transferred to third parties was ¥176.6 billion and ¥257.1 billion, respectively.

Off-Balance Sheet Arrangements to Extend Credit, Acceptances and Guarantees

We have off-balance sheet commitments to extend credit to customers up to certain predetermined amounts at current market rates, in consideration of which we recognize fee income on an accrual basis for the period of the commitments. Since most of these commitments expire without being drawn down, the unfunded amounts do not necessarily represent future cash requirements. Many of these arrangements include conditions granting us the right to reject requests for payment or to reduce the amount for which we are committed on the basis of changes in the financial circumstances, of the borrowers or other reasonable grounds. In addition, we obtain collateral when necessary to reduce credit risks related to these commitments. For those agreements where we cannot refuse to extend credit to customers as long as the customers have effective contracts, we make provisions to the general reserve for loan losses based on our estimate of future credit losses incurred on such commitments. As of March 31, 2004 and 2003, we had ¥1,304.6 billion and ¥1,009.5 billion of these commitments, of which ¥1,156.7 billion and ¥908.9 billion of them had agreement terms of less than one year, respectively.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These

acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis. As of March 31, 2004 and 2003, we had ¥38.3 billion and ¥50.5 billion, respectively, of outstanding acceptances and guarantees.

Risk Policy and Management

Corporate Governance and Risk Management

Overview

Our corporate governance and risk management framework enables us to manage all major aspects of our business through a coherent and well-integrated process. A detailed, sophisticated analytical structure, accompanied by diligent surveillance and oversight, is used to evaluate and monitor risks and returns to produce sustainable revenue, reduce earnings volatility and increase shareholder value.

We have established a corporate governance and risk management structure that separates business management from monitoring and oversight. Pursuant to a resolution passed at our annual general meeting of shareholders in June 2004, we adopted the "company with committees" board model under the commercial code of Japan. As a result, we have established an Audit Committee, Nomination Committee, and Compensation Committee within our board of directors. Each committee consists of a majority of non-executive directors. We have also delegated significant authority to the newly created position of statutory executive officer (*shikkou-yaku*). These changes will further strengthen the management of our operations, create an organization that is capable of more effective and efficient decision making, improve our corporate governance and promote more transparent management. Our management structure is shown below:


Corporate Governance
Board of Directors
Function:
• Appoint management to lead business operations
• Make high level decisions regarding business and strategy
• Evaluate and monitor the management team
Members:
• Two executive directors and 13 non-executive directors
Nomination Committee
Function:
• Make decisions regarding proposals submitted at Shareholders' Meetings for the appointment and removal of directors
Members:
• One executive director and five non-executive directors
Audit Committee
Function:
• Audit the general conduct of the business of the Bank based on the Bank's Internal Control Systems
Members:
• Four non-executive directors
Compensation Committee
Function:
• Make decisions regarding compensation of individual directors and statutory executive officers
Members:
• Six non-executive directors
Management

Committees

We maintain several executive committees under the leadership of our Chief Executive Officer and other statutory executive officers. The principal committees that deal with risk policy and management are listed below.

- **The ALM Committee**, as well as its subcommittee, **the Market Risk Management Committee**, reviews our balance sheet and asset/liability structure, cash liquidity and risk versus return of the trading portfolios. It also reviews and approves our analytical methodologies and parameters for liquidity and market risk analytics.
- **The Compliance Committee** reviews and resolves compliance issues relating to matters as antitrust law,

information management and prevention of money laundering.

- **The Risk/Investment Committee** establishes long-term strategy and short-term operating plans, setting overall risk appetite through capital allocation and aggregate risk levels. It also approves and reviews activities outside the normal course of our institutional and retail banking businesses. The committee reviews actual performance against plans, using established performance measures, as well as actual risk levels against forecast levels. The committee also focuses on franchise, regulatory and reputation risks.
- **The Credit Committee** establishes corporate credit practices, determines approval requirements and authority, and handles exceptions. It approves major credit transactions for institutional customers and reviews portfolio concentrations. The committee is also responsible for reviewing and approving the analytical methodologies and parameters for credit risk analytics.
- **The New Business/Product Committee** reviews proposals for new businesses and products though a rigorous process that considers the full range of quantitative and qualitative risks, and necessary mitigates or controls.

While each committee has specific objectives, the common objectives, mission and mandate of all of them are to:

- delegate authority;
- clarify definitions, policies, metrics and procedures relating to, as well as methods of measuring, specific risks;
- be highly sensitive to qualitative risks, in particular regulatory and franchise risks, offering guidance to management concerning them, and establishing procedures to mitigate them; and
- ensure a decentralized internal organization and authority structure that enables the discovery, management and mitigation of risks on a day-to-day basis, in line with our strategic objectives.

Risk Management—Governing Principles

Our *Risk Management Policy* defines risk management as the discipline of evaluating risks, defining policies and practices that balance risk and return, and implementing the infrastructure and authority to ensure compliance with principles, policies and procedures. In this sense, "risk management" encompasses the related disciplines of compliance, audit and self-assessment/inspection.

Our *Policy* states three objectives:

- to establish and enhance our credit standing;
- to optimize the use of capital; and
- to create a strategic management tool.

Risk Capital Management

We use risk capital to provide a consistent, uniform and well-understood measure of risk and performance across different activities. Generally, risk capital is defined as the worst-case economic amount by which a portfolio or business may deviate from its expected financial performance as a result of unexpected, adverse events or movements in factors that affect value. Accordingly, risk capital is the excess of the economic loss in the unexpected, worst case over the estimated "average" loss. Risk capital analysis requires two parameters: time horizon and confidence level. With respect to time horizon, the time required for a change in position differs for each category of risk. The longest time horizon, or the conceptual period required to effectively alter portfolio parameters, is that of credit risk, which we estimate at one year. To enable us to compare different businesses by using one common measure, a time horizon of one year is therefore used for the entire business. Rigorous analytical techniques are used to "normalize" different businesses to this time horizon. The confidence level is a management decision, based on our rating objective.

We presently calculate risk capital for the following six risk categories: (1) credit risk, (2) equities/investment risk, (3) market risk, (4) interest rate risk, (5) liquidity risk, and (6) operational risk. We have developed specific analytical methodologies for each risk category.

Credit Risk Management

Our model for credit risk management is focused on securing adequate return on risk, avoiding concentrations to particular sectors or obligors, and managing the credit portfolio with an awareness of potential losses under a worst-case scenario.

In line with this, we have established processes as follows:

- *Credit Ratings:* Our credit rating methodology assigns credit ratings to each obligor using neural network analytics that model the correlation between obligors' financial data and their third-party ratings. Results generated by our analytics are verified by risk management personnel. All ratings are updated on an ongoing basis with refined models and new financial data. In February 2001, we implemented the ratings system below:

Table 35

Shinsei Credit Rating	Description	Corresponding R&I[1] rating
0A	Public sector borrower or borrower with government support.	
1A	The highest certainty of the repayment.	AAA
2A 2B 2C	Very high certainty of the repayment.	AA+ AA AA–
3A 3B 3C	High certainty of the repayment.	A+ A A–
4A 4B 4C	Sufficient certainty of the repayment, but some factors will require attention if the business environment changes dramatically.	BBB+ BBB BBB–
5A 5B 5C	No problem regarding the repayment in the short term, but some factors will require attention if the business environment changes dramatically.	BB+ BB BB–
6A 6B 6C	No problem regarding repayment at present, but special attention is needed now in monitoring the trends in business performance and the preservation of claims.	B+ B B–
9A	Obligor is classified in the caution category.[2]	
9B	Obligor is classified in the caution category and at least one of our claims against it is categorized as substandard.[2]	
9C	Obligor is classified in the possibly bankrupt category.[2]	
9D	Obligor is classified in the virtually bankrupt category.[2]	
9E	Obligor is classified in the legally bankrupt category.[2]	

Notes:
(1) Refers to Rating and Investment Information, Inc., one of the leading domestic credit ratings agencies in Japan.
(2) Classifications are those based on our self-assessment guidelines and, in the case of substandard claims, the Financial Revitalization Law. See "—Financial Condition—Asset Quality and Disposal of Problem Loans."

Neural network modeling is a methodology which emulates rating agencies' approach of labeling obligors and quantifying the default probability of each borrower. We have developed separate models for major industry groups. The score generated by the model is subject to adjustment by our credit rating committee, when determining the rating.

- *Default Analytics:* Our historical default and migration data, as well as rating agency statistics, are coupled with management's judgment to generate default probability parameters.
- *Facility Ratings:* Facility ratings enable comparisons of varying transactions based on expected loss by incorporating the full range of risk mitigants.
- *Pricing Guidelines:* Pricing thresholds are based on appropriate credit, funding and economic capital factors. These guidelines are continuously updated based on additional data and concepts.
- *Approval Process:* Our transaction approval process provides multiple levels of approval based on key credit sensitivities such as group exposure, group credit standing, amount, tenor and facility rating.

Lending Guidelines

Our lending guidelines are a comprehensive set of recommended structures and disciplines that relationship managers and credit officers must follow when structuring new loan transactions.

The guidelines provide detailed recommendations on acceptable terms, interest rates, fees, amortization schedules, collateral, covenants and documentation for each class of credit risk, as well as specific procedures for communicating terms and conditions to customers. The guidelines also require a compelling explanation from Senior Credit Officers when our standard pricing or structures cannot be achieved. Relationship managers and officers are required to improve our risk profile at every opportunity.

Concentration Guidelines

We have implemented industry concentration guidelines, obligor group concentration guidelines, as well as effective review and countermeasures for when the guidelines are exceeded. These procedures are designed to insulate our credit portfolio against systemic shock or other events outside the normal range of occurrences.

We currently use concentration guidelines to monitor two kinds of concentration:

Industry Concentration Guidelines: The purpose of industry concentration limits is to ensure management is alerted, and appropriate questions raised, when exposure to one particular industry increases rapidly. Starting in the fiscal year ending March 31, 2005, industry concentration is managed on a risk capital basis to make the industry concentration guidelines more risk-sensitive, reflect actual portfolio conditions and account for correlation among industries.

Group Concentration Guidelines: The primary purpose of group concentration limits is to guard against "event risk," that is, to ensure that even in the case of a sudden degradation in our obligors' credit quality through rapid business deterioration, or the occurrence of a highly unexpected event, including fraud or catastrophe, our business will not be critically impaired. Event risk is defined as any unexpected loss for reasons not realistically reflected in analyses of the historic default statistics, such as events independent of risk rating, statistical estimation error in default rates and misrated obligors.

Market Risk

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in exchange rates, interest rates, stock prices and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions.

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by our Chief Executive Officer, is the senior review and decision-making body for the management of all market risks related to asset/liability management, and the banking and trading books. The actual risk limits for asset/liability management as well as trading, such as the value-at-risk or "VaR" method are approved by our board of directors. The VaR method is a procedure for estimating the probability of portfolio losses exceeding some specified proportion based on a statistical analysis of historical market price trends, correlations and volatilities.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the head of Risk Management, with senior representatives from related divisions, including the chief financial officer. The committee meets weekly to review detailed risk and liquidity reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and recommendations.

The Treasury Division manages asset/liability risk arising from normal banking operations and the Capital Markets Division manages the active risk from trading operations in financial markets. The Treasury Division and each unit within the Capital Markets Division are assigned overall risk limits.

The transaction execution, operations and risk management sections operate independently, establishing a system of effective checks and balances.

Quantification of Market Risk

We have built a system capable of facilitating the recognition and management of risk by quantifying market risk frequently, tracking it objectively and visually, and making adjustments according to market trends.

Market risk management involves the continual repetition of a five-step process. The first step is the construction of a transaction information database. The second step is data classification according to risk unit. The third step is risk quantification grouped by risk characteristics and risk unit. The fourth step is risk position summarization and reporting, and the fifth step is the assessment of a reported risk position and implementation of necessary adjustments. To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid and valuation criteria such as rates and prices must be reliable. We have introduced a market risk measurement system that meets all of these requirements.

Trading Book

Methodology: In our trading book, we use the VaR method to evaluate market risk for our trading operations. VaR estimates the potential decline in the value of a portfolio, under normal market conditions, for a given "confidence level" over a specified holding period. In calculating VaR, we use a 99% confidence level and a one-day holding period. This means that, statistically, our losses on our trading operations will exceed VaR on one out of 100 trading business days. The validity of the VaR model is verified through back testing, which examines how frequently actual daily loss exceeds daily VaR. The back testing of the sample data for the fiscal year ended March 31, 2004 confirmed the continued reliability of our VaR model, as actual losses exceeded VaR only once during the year.

We measure and monitor the VaR and profit or loss on a daily basis, both at the level of each risk unit within the Capital Markets Division as well as the Capital Markets Division overall.

The table below compares actual daily VaR for fiscal 2003 to fiscal 2002. The increased VaR levels are attributable to increased interest-rate volatility during the middle of the fiscal year and an increase in trading activities by the Capital Market Division.

Table 36. Actual Daily VaR
(1 day holding period, 2.33 standard deviations)

	Millions of yen					
	2004			2003		
Fiscal years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	¥455	**¥882**	**¥181**	¥200	¥456	¥78

VaR and Daily Profit or Loss


(Millions of yen)
(Year ended March 31, 2004)
900
800
700
600
500
400
300
200
100
0
-100
-200
-300
-400
-500
-600
-700
-800
-900
2003/4/1
2003/5/30
2003/7/31
2003/9/30
2003/11/28
2004/1/30
2004/3/31
Daily profit or loss
VaR (1 day)

Back-Testing on the VaR Model Applied to the Trading Division's Transactions
Back-testing involves comparing the actual losses to estimated VaR to confirm the reliability of the VaR method.

Assumptions of Shinsei's VaR Model

Method:	variance-covariance
Confidence interval:	2.33 standard deviations (99% confidence interval)
Holding period:	one day
Number of days of observations:	250
Coverage:	trading divisions
Number of data points:	approximately 850 per day

The histogram of daily trading-related revenue shows trading profit or loss volatility. In fiscal 2003, interest-rate volatility during the middle of the fiscal year contributed to our incurring net trading losses on a limited number of days during the fiscal year. Overall, however, our trading business experienced stable results during the year.

Histogram of Daily Trading-Related Revenue


(Number of days)
(Year ended March 31, 2004)
100
80
60
40
20
0
3
0
1
1
4
2
7
29
97
74
19
7
2
0
1
1
0
-400
-350
-300
-250
-200
-150
-100
-50
0
50
100
150
200
250
300
350
400
Revenue (Millions of yen)

Trading Activity: Our trading activity is carried out mainly on behalf of customers, although we also engage in proprietary trading activity. The allocated risk capital for proprietary trading is less than 5% of total allocated risk capital.

Limit Setting Process: Setting limits is important for appropriate risk control within Shinsei on a consolidated basis. Loss limits and VaR limits are approved by the board of directors and delegated to the Chief Executive Officer. The Chief Executive Officer sets limits for business heads, who in turn assign limits to risk takers.

Mark-Down for Trading Assets: Trading assets are normally measured by market price, yields and rates. However, the value of assets may be affected by credit risk or market liquidity risk. We use two methods to mark down the value of trading assets as necessary to reflect those risks in our financial statements.

- We record provisions for losses on derivative transactions according to obligor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential future exposures.
- We record costs for disposing of and reconstructing market-related positions centered on bid and offer costs as provisions related to market liquidity risk for derivative-related transactions in trading accounts.

Banking Book

Methodology: In our banking book, we use as principal risk indicators the bpv method and net interest income volatility. The bpv method measures the risk of changes in fair market value resulting from fluctuations in interest rates. Net interest income volatility measures the risk of changes in net interest income during a specified period, usually one year, due to fluctuations in interest rates.

Risk Limits for Banking Operations: Risk limits for banking operations are determined based on balance sheet structure and the profitability of our traditional banking activities.

New Products

We initiate new businesses, products and transactions under a disciplined and well defined launch and management process that is coordinated by the New Business/Product Committee. Members of this Committee include product specialists and representatives from support areas responsible for products. The New Business/Product Committee seeks to ensure that the product's strategy and potential are in balance; risk, legal, compliance, accounting, tax and other key considerations are addressed; and internal controls and procedures are in place to deliver the product.

The result of this effort is a formalized product program, which describes the policy and processes for each new product initiative. Each product program defines the strategic intent, investment parameters, delivery process, approval process, risk management guidelines and ongoing monitoring procedures. The Risk/Investment Committee approves the risk limits, and designates the approval authority associated with each product program.

Transactions within a product program are assessed by the product specialists and reviewed by the Risk Management Group. Through the product program process, the product specialists and the Risk Management Group monitor all transactions. The Risk Management Group provides a quarterly update of product programs and transactions to the Risk/Investment Committee.

Liquidity Risk

Our ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee determines the overall limit for liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels.

Our *Liquidity Management Policy*, reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business as usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity, based on certain assumptions. The model indicates how much we need to raise based on our actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale. The recommendation is based on the following three principles:

- we should be able to survive in a crisis or emergency situation. Based on the assumptions relating to inflow and outflow in a stress situation, the cumulative outflow over a specified period should not exceed available reserves;

- if available reserves are insufficient to meet the first condition, action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken; and
- if available reserves are sufficient to meet the first condition, then reserves may be reduced, but only in a way that the first condition is still met, and the liquidity gap at various times is within approved gap limits. Generally, this results in some very short-term liabilities being repaid.

We also develop and maintain contingency funding plans for liquidity. We plan for the possibility that funding costs may increase, or funding may become otherwise difficult, due either to internal factors, such as a deterioration in our credit standing, or external factors, such as a lack of cash liquidity in the market. These plans evaluate market-based funding capacity under various possible market conditions, and specify actions and procedures to be implemented under liquidity stress. Further, these plans address alternative sources of liquidity, measure the overall ability to fund our operations and define roles and responsibilities for effectively managing liquidity through a period of stress, including mandating the creation of a crisis management headquarters in the event of a liquidity crisis.

Daily liquidity reports based on this model are prepared by the Risk Management Group, which also circulates the reports to business managers and senior management for review and action as necessary. More detailed reviews are conducted monthly.

Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes or systems, human error or wrongdoing. Losses due to the fraudulent acts of employees, failed transaction processing, system failures or external fraud are typical examples.

Unlike credit risk or market risk, a risk source cannot be specified for operational risk. Frequency and severity of losses will vary greatly, ranging from operational errors that may occur frequently but have low-severity loss profiles, to frauds or serious disasters that may seldom occur but have high-severity loss profiles. There is a considerable difference between the nature of risks faced by a business line that handles simple products and operates in a systematic manner and a business line that handles complicated products and depends highly on staff with specific skills. Moreover, operational conditions, including products, sales channels and customer bases, will continue to evolve.

Assessment and Quantification of Operational Risk

Given its nature, operational risk is best quantified and monitored through a risk assessment based on scenario analyses. In scenario analysis, our business lines and the Risk Management Group jointly establish loss scenarios so that each business manager's perception of the relevant risk may be transformed into an appropriate source of quantitative information. This process involves all business lines, including those of our subsidiaries, and contributes to an appropriate recognition and analysis of the total risk. We have developed a risk quantification framework based on the loss-distribution method. This method entails estimating the probability distributions for frequency and severity that are applicable to historical loss records and loss scenarios, and conducting a statistical simulation based on these two distributions to estimate an annual aggregated loss amount distribution. Senior management reviews the results of quantifying our overall operational risk capital.

Operations Risk

Operations risk is the risk of loss due to inadequate procedures or failed processing. We have established operations guidelines, reviewed and revised our organizational structure and operational procedures, and implemented training programs aimed at improving the quality of our operations. In addition, we maintain a database of operational errors that enables us to analyze the source of operations risks in order to prevent recurrences.

Systems Risk

Our systems are designed for minimal disruption and procedures for passive recovery are in place. Key components of our system have multiple back-ups including an independent back-up site in Osaka. In addition, critical data is replicated. As a result, loss of part or all of any one cluster will not disrupt system operations. In addition, comprehensive back-up procedures to support less critical systems allow restoration and recovery of these systems in the event of a malfunction. The Technology Risk Management function continuously monitors system security as well as our continuity of business to maintain readiness. Introduction of new systems and changes are done in a controlled manner and new systems are designed to run in parallel with the old, minimizing risk of incompatibility.

Our information technology organization has also been certified as compliant with BS7799 and ISMS, which are international and domestic information security management system standards, by independent assessors.

Legal Risk

Legal risk is the risk of unexpected disputes or losses due to the formation of contracts that are unfavorable to us or otherwise inadvisable, or the violation of laws, regulations, orders or contracts.

Our Legal and Compliance Division is responsible for planning, implementing and promoting our compliance measures, while the Legal Department, which is part of the Legal and Compliance Division, is in charge of legal affairs, including compliance with corporate and transactional law, as well as litigation. The Legal Department also supports our compliance systems.

Compliance Systems Organization

The Compliance Committee, Legal and Compliance Division and individual compliance managers constitute the main elements of our compliance organization.

The Compliance Committee, with our Chief Executive Officer as chairman, convenes on a monthly basis to examine and discuss important matters such as the prevention of money laundering. Third-party monitoring of the Committee is carried out by outside counsel invited to serve as committee members. The Legal and Compliance Division plans various measures concerning compliance risk and promotes these measures through central management. It also assigns compliance officers specializing in specific areas to implement compliance measures for each of our business areas. Every division, department or branch also has a compliance manager to act as the point of contact for compliance-related matters.

Compliance Activities

We produce a Compliance Program annually that outlines our compliance-related plans, including compliance promotion activities such as training programs. Programs include those concerning new laws and regulations, as well as those on important compliance issues such as the prevention of money laundering and insider trading. Compliance materials are built directly into the training curricula for each business line.

Internal Audit

Our Internal Audit Division examines and evaluates our risk management measures and internal controls from an independent standpoint, thereby enhancing our corporate governance. The Internal Audit Division reports directly to the Chief Executive Officer and the Audit Committee of the board of directors and is independent from the operating units. This division examines and evaluates operating units' risk management, internal controls, information technology systems and processes.

Our internal audits are based on a risk approach, in which we first examine the degree of risk and adequacy of risk management and internal controls within each particular operating unit. We then audit operating units that we believe bear relatively larger risks, that have initiated new businesses, or that have made significant changes to their organizational structure or computer systems. As part of the internal audit process, we also require operating units to perform control self-assessments and hold workshop discussions directed at addressing issues other than those relating directly to internal controls.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed a new audit methodology. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor and Certified Information System Auditor. In addition, we work with outside auditors to further enhance our audit standards and capabilities.

Consolidated Balance Sheets

Shinsei Bank, Limited, and Subsidiaries
March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
ASSETS			
Cash and due from banks (Notes 3 and 20)	¥ 312,709	¥ 245,337	$ 2,958,466
Call loans	—	536	—
Collateral related to securities borrowing transactions	18,121	1,966	171,438
Other monetary claims purchased (Note 4)	246,987	201,943	2,336,685
Trading assets (Notes 5, 20 and 32)	635,096	361,175	6,008,480
Monetary assets held in trust (Note 6)	242,750	170,045	2,296,596
Securities (Notes 7 and 20)	1,483,234	1,770,996	14,032,495
Loans and bills discounted (Notes 8, 20 and 30)	3,047,042	3,502,349	28,827,273
Foreign exchanges (Notes 16 and 20)	9,490	10,273	89,789
Other assets (Notes 9, 20 and 32)	375,075	503,635	3,548,492
Premises and equipment (Note 10)	89,703	86,117	848,661
Deferred discounts on and issuance expenses for debentures	179	185	1,698
Deferred tax assets	22,941	18,435	217,046
Customers' liabilities for acceptances and guarantees (Note 19)	38,339	50,544	362,716
Reserve for credit losses (Note 11)	(177,916)	(216,570)	(1,683,225)
Total assets	¥6,343,755	¥6,706,971	$60,016,610
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Debentures (Note 12)	¥1,388,696	¥1,913,556	$13,138,091
Deposits, including negotiable certificates of deposit (Notes 13 and 20)	2,734,489	2,576,923	25,870,293
Call money	112,559	—	1,064,900
Payables under repurchase agreements (Note 20)	445,634	164,958	4,216,028
Collateral related to securities lending transactions (Note 20)	29,275	397,344	276,966
Trading liabilities (Notes 14 and 32)	92,231	117,497	872,578
Borrowed money (Notes 15 and 20)	334,416	336,888	3,163,826
Foreign exchanges (Note 16)	4	13	44
Other liabilities (Notes 17, 20 and 32)	424,899	452,587	4,019,865
Accrued employees bonuses	8,722	9,098	82,518
Reserve for retirement benefits (Note 18)	629	5,856	5,960
Reserve for loss on disposition of premises and equipment	—	450	—
Reserve for loss on sale of bonds	1,918	1,248	18,154
Reserve under special law	0	—	7
Deferred tax liabilities (Note 29)	42	—	405
Consolidation negative goodwill	915	—	8,660
Acceptances and guarantees (Notes 19 and 20)	38,339	50,544	362,716
Total liabilities	5,612,776	6,026,968	53,101,011
Minority interests in subsidiaries	977	166	9,251
Shareholders' equity:			
Capital stock (Note 21):			
Common stock	180,853	180,853	1,711,010
Preferred stock	270,443	270,443	2,558,592
Capital surplus (Note 21)	18,558	18,558	175,576
Retained earnings (Note 21)	250,737	194,666	2,372,162
Net unrealized gain on securities available-for-sale, net of taxes	7,154	13,243	67,684
Foreign currency translation adjustments	2,255	2,071	21,335
Treasury stock, at cost (Notes 21 and 22)	(1)	(0)	(11)
Total shareholders' equity	730,000	679,837	6,906,348
Total liabilities, minority interests in subsidiaries and shareholders' equity	¥6,343,755	¥6,706,971	$60,016,610

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Shinsei Bank, Limited, and Subsidiaries
For the fiscal years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Interest income:			
Interest on loans and bills	¥ 64,318	¥ 88,865	$ 608,503
Interest and dividends on securities	15,917	14,158	150,589
Interest on deposits with banks	1,954	1,324	18,490
Other interest income	7,002	6,941	66,249
Total interest income	89,192	111,289	843,831
Interest expenses:			
Interest and discounts on debentures	9,135	20,412	86,433
Interest on deposits, including negotiable certificates of deposit	12,185	10,523	115,289
Interest on other borrowings	9,944	12,208	94,085
Other interest expenses	742	2,027	7,026
Total interest expenses	32,009	45,172	302,833
Net interest income	57,183	66,117	540,998
Fees and commissions income	26,193	20,767	247,807
Fees and commissions expenses	7,249	4,183	68,582
Net fees and commissions	18,944	16,584	179,225
Net trading income (Note 23)	2,714	8,513	25,685
Other business income (losses):			
Income on monetary assets held in trust, net	18,888	17,702	178,695
Net gain (loss) on securities and foreign exchanges	12,230	(16,707)	115,709
Other, net (Note 24)	13,556	15,519	128,253
Net other business income	44,674	16,514	422,657
Total revenue	123,517	107,730	1,168,565
General and administrative expenses:			
Personnel expenses	33,221	34,845	314,303
Premises expenses	11,250	11,112	106,435
Technology and data processing expenses	6,767	4,953	64,022
Advertising expenses	2,918	3,165	27,608
Consumption and property taxes	3,693	3,659	34,941
Deposit insurance premium	1,938	1,568	18,341
Other general and administrative expenses	10,389	10,443	98,289
Total general and administrative expenses	70,178	69,748	663,939
Net business profit	53,338	37,981	504,626
Net credit recoveries (Note 25)	(15,415)	(8,629)	(145,844)
Other gains (losses), net (Note 26)	152	(280)	1,445
Income before income taxes and minority interests	68,907	46,330	651,915
Income tax (benefit) (Note 29):			
Current	1,463	824	13,842
Deferred	1,111	(7,525)	10,515
Minority interests in net (loss) income of subsidiaries	(71)	0	(677)
Net income	¥ 66,404	¥ 53,030	$ 628,235

	Yen		U.S. dollars (Note 1)
Basic net income per common share (Note 33)	¥ 46.03	¥ 36.18	$ 0.44
Diluted net income per common share (Note 33)	32.75	26.15	0.31
Cash dividends applicable to the year:			
Common share	2.22	2.22	0.02
Class A preferred share (Note 34)	13.00	13.00	0.12
Class B preferred share (Note 34)	4.84	4.84	0.05

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Shinsei Bank, Limited, and Subsidiaries
For the fiscal years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Common stock:			
Balance at beginning of year	¥180,853	¥180,853	$1,711,010
Balance at end of year	180,853	180,853	1,711,010
Preferred stock:			
Balance at beginning of year	270,443	270,443	2,558,592
Balance at end of year	270,443	270,443	2,558,592
Capital surplus:			
Balance at beginning of year	18,558	18,558	175,576
Balance at end of year	18,558	18,558	175,576
Retained earnings:			
Balance at beginning of year	194,666	145,094	1,841,687
Dividends paid	(10,333)	(3,457)	(97,760)
Net income	66,404	53,030	628,235
Balance at end of year	250,737	194,666	2,372,162
Net unrealized gain on securities available-for-sale, net of taxes:			
Balance at beginning of year	13,243	5,790	125,297
Net change during the year	(6,089)	7,453	(57,613)
Balance at end of year	7,154	13,243	67,684
Foreign currency translation adjustments:			
Balance at beginning of year	2,071	2,794	19,602
Net change during the year	183	(722)	1,733
Balance at end of year	2,255	2,071	21,335
Treasury stock, at cost:			
Balance at beginning of year	(0)	(0)	(0)
Purchase of treasury stock	(1)	—	(11)
Balance at end of year	(1)	(0)	(11)
Total shareholders' equity	¥730,000	¥679,837	$6,906,348

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited, and Subsidiaries
For the fiscal years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 68,907	¥ 46,330	$ 651,915
Adjustments for:			
Income tax paid	(1,272)	(449)	(12,035)
Depreciation	3,353	3,183	31,722
Net change in reserve for credit losses	(40,105)	(153,462)	(379,428)
Net change in other reserves	(5,558)	(14,749)	(52,591)
Interest income	(89,192)	(111,289)	(843,830)
Interest expenses	32,009	45,172	302,833
Investment (gains) losses	(20,674)	10,123	(195,598)
Net exchange loss	24,452	40,579	231,344
Net change in trading assets	(273,920)	81,806	(2,591,493)
Net change in trading liabilities	(25,265)	(56,083)	(239,025)
Net change in loans and bills discounted	451,744	1,292,884	4,273,834
Net change in deposits, including negotiable certificates of deposit	165,063	316,158	1,561,623
Net change in debentures (other than subordinated bonds)	(521,475)	(846,846)	(4,933,538)
Net change in borrowed money (other than subordinated debt)	35,528	777	336,121
Net change in deposits with banks	(53,846)	98,744	(509,424)
Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased	(42,111)	286,356	(398,407)
Net change in call money, payables under repurchase agreements and collateral related to securities lending transactions	25,166	(350,795)	238,090
Net change in foreign exchange assets	783	138,977	7,408
Net change in foreign exchange liabilities	(8)	(52)	(80)
Interest received	100,640	116,751	952,138
Interest paid	(35,599)	(56,140)	(336,796)
Net change in securities for trading purposes	(11,848)	(34,283)	(112,091)
Net change in monetary assets held in trust for trading purposes	(66,907)	(75,972)	(632,996)
Other, net	(63,294)	(387,310)	(598,809)
Total adjustments	(412,338)	344,078	(3,901,028)
Net cash (used in) provided by operating activities	(343,431)	390,408	(3,249,113)
Cash flows from investing activities:			
Purchase of investments	(2,417,027)	(3,369,105)	(22,866,860)
Proceeds from sales of investments	705,081	1,057,382	6,670,587
Proceeds from maturity of investments	2,135,689	2,080,080	20,205,194
Purchase of premises and equipment	(5,766)	(9,515)	(54,552)
Proceeds from sales of premises and equipment	—	1,744	—
Acquisition of subsidiaries and affiliates	(5,821)	(3,158)	(55,071)
Proceeds from sales of subsidiaries	22	—	215
Net cash provided by (used in) investing activities	412,178	(242,571)	3,899,513
Cash flows from financing activities:			
Repayment of subordinated debt	(38,000)	(117,600)	(359,508)
Payment for redemption of subordinated bonds	(2,226)	(19,398)	(21,060)
Dividends paid	(10,333)	(3,457)	(97,760)
Purchase of treasury stock	(1)	—	(11)
Net cash used in financing activities	(50,560)	(140,456)	(478,339)
Net change in cash and cash equivalents	18,186	7,380	172,061
Cash and cash equivalents at beginning of year	138,991	131,610	1,314,964
Cash and cash equivalents at end of year (Note 3)	¥ 157,178	¥ 138,991	$ 1,487,025

See accompanying Notes to Consolidated Financial Statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Consolidated Financial Statements

Shinsei Bank, Limited, and Subsidiaries
For the fiscal years ended March 31, 2004 and 2003

1. Basis of Presentation

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of accounting principles generally accepted in Japan and in conformity with the Banking Law of Japan, and compiled from the consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Financial Statements (the Business Accounting Deliberation Council, March 13, 1998) and the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under accounting principles generally accepted in Japan, but is presented herein as additional information.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Securities and Exchange Law of Japan, yen amounts, except for per share amounts, less than one million yen have been omitted. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥105.70 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the prime minister of Japan on October 23, 1998 under Section 1 of Article 36 of the Financial Revitalization Law, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are to be accounted for by the equity method.

The number of subsidiaries and affiliates as of March 31, 2004 and 2003 was as follows:

	2004	2003
Subsidiaries	**51**	31
Affiliates accounted for using the equity method	**4**	3

Major subsidiaries for the year ended March 31, 2004 were as listed below:

Name	Location	Percentage ownership
Shinsei Trust & Banking Co., Ltd.	Japan	100%
Shinsei Securities Co., Ltd.	Japan	100%
Shinsei Sales Finance Co., Ltd.	Japan	100%
Shinsei Investment Management Co., Ltd.	Japan	100%
Shinsei Bank Finance N.V.	Netherlands	100%
Shinsei Capital (USA), Ltd.	USA	100%

All significant intercompany transactions, related account balances and unrealized profits and losses have been eliminated in consolidation. As of March 31, 2004, the fiscal year ending dates are March 31 for 37 subsidiaries, January 31 for three subsidiaries and December 31 for 11 subsidiaries, of which one subsidiary is consolidated using its March 31 financial statements and the other subsidiaries are consolidated using the January 31

and December 31 financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of the fiscal year to the date of the consolidated financial statements.

Any differences between the cost of an investment in subsidiaries and the Bank's share of the underlying equity in the fair value of the net assets of the acquired subsidiaries are amortized within 20 years from the fiscal year incurred or charged to income in the fiscal year incurred if such differences are considered to be immaterial.

(b) Translation of Foreign Currency Financial Statements and Transactions

The financial statements of foreign subsidiaries are translated into Japanese yen at exchange rates as of the balance sheet date, except for shareholders' equity, which is translated at the historical exchange rates. Differences arising from such translation are shown as foreign currency translation adjustments as a separate component of shareholders' equity in the accompanying consolidated balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in affiliates which are translated at the relevant historical exchange rates.

(ii) Foreign currency accounts held by foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with the Bank of Japan and non-interest-bearing deposits.

(d) Other Monetary Claims Purchased

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses).

(e) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid, the amount of increases/decreases in valuation gains/losses on the balance sheet date for securities and monetary claims, and the net change in valuation gains/losses during the year using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

(f) Monetary Assets Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses). Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity.

(g) Securities

Securities other than investments in affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains/losses recorded in income.

Securities being held to maturity are debt securities for which the Group has positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity. The cost of sale of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of premises and equipment owned by the Group is computed principally using the straight-line method for premises and the declining-balance method for equipment over the estimated useful lives of the relevant assets.

The estimated useful lives as of March 31, 2004 were principally as follows:

Buildings .... 6 years to 50 years
Equipment .... 4 years to 15 years

(i) Software

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly five years). Capitalized software for internal use is included in other assets.

(j) Impairment of Long-Lived Assets

In August 2002, the Business Accounting Deliberation Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan ("ASBJ") issued ASB Guideline No. 6, "Guidance for Accounting Standards for Impairment of Fixed Assets." The Group has early adopted these new accounting pronouncements for impairment of long-lived assets and conducted a review for impairment as of March 31, 2004. As a result of this review, no impairment loss was recognized.

(k) Deferred Charges

Deferred charges are amortized as follows.

Deferred discounts on debentures are amortized by the straight-line method over the terms of the debentures.

Deferred issuance expenses for debentures are amortized by the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code") and its regulations.

Subsidiaries' deferred issuance expenses for debentures are amortized by the straight-line method over the terms of the debentures.

Formation costs of subsidiaries are charged to income in the fiscal year incurred.

(l) Reserve for Credit Losses

The reserve for loan losses of the Bank and the domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction in value. To estimate the reserve amount for the Bank, the precondition of exercise of the cancellation right has been taken into account. Where conclusions as to the exercise of the cancellation right are reached after the application deadline for exercising the cancellation right under the "Warranty" clause date of expiration, adjustments are made to reserve for credit losses in the fiscal period in which such events occur.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

Effective March 31, 2003, the Bank applied the "discounted cash flow method" (hereinafter referred to as the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and additional reserves may be provided based on the audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥10,609 million (U.S.$100,372 thousand) and ¥15,288 million as of March 31, 2004 and 2003, respectively.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it regarding claims that the Bank has already written off due to the bankruptcy of the obligors, but the return of which the DIC has not yet accepted, as well as a reserve taken on

the Bank's contribution to an industry-wide fund set up to purchase and collect loans and certain litigation claims.

The subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual past loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

(m) Accrued Employees Bonuses

The accrued employees bonuses are provided in the amount of estimated bonuses which are attributable to each fiscal year.

(n) Reserve for Retirement Benefits

The Bank has a non-contributory defined benefit pension plan and certain of its Japanese subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gain/loss and prior service costs are amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence.

Effective April 1, 2000, the Group adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation of ¥9,081 million is being amortized using the straight-line method over 15 years.

The funded defined benefit pension plan, which was established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Bank on behalf of the government and a corporate portion established at the discretion of the Bank. Subsequent to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Bank applied for an exemption from its obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government subsequent to a second application. The Bank obtained approval of its application for exemption from providing future benefit obligations from the Ministry of Health, Labour and Welfare on September 18, 2002.

As a result of the approval of its application for exemption from providing future benefits, the Bank derecognized the benefit obligation and related plan assets and recognized a gain in the amount of ¥3,019 million in the year ended March 31, 2003, in accordance with a transitional measurement rule under the accounting standard for employees' retirement benefits.

On March 1, 2004, the Bank obtained approval of its application for exemption from its obligation to pay benefits for past employee services related to the substitutional portion. On the same date, the Bank combined its three defined benefit pension plans into one plan, which succeeds all previous plans and comprises all of the Bank's retirement benefit obligations to its employees and the related assets, including those which were contributed through the employee retirement benefit trust.

(o) Reserve for Loss on Disposition of Premises and Equipment

The reserve for loss on disposition of premises and equipment is established based on an estimate of expenses for the relocation of departments within the Bank's Head Office building and restoration expense in conjunction with such events as the return of leased facilities for the Bank's branches.

(p) Reserve for Loss on Sale of Bonds

The reserve for loss on sale of bonds is established when the Bank officially plans a sale of specific bonds, and is determined based on the estimated loss on the sale of bonds net of the gain or loss on the cancellation of derivatives designated as hedges for those bonds.

(q) Reserve under Special Law

The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with Article 51 of the Securities and Exchange Law.

(r) Accounting for Lease Transactions

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if the required as if "capitalized" information is disclosed in the notes to the consolidated financial statements. All leases entered into by the Bank and its domestic subsidiaries have been accounted for as operating leases.

(s) Income Taxes

Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank intends to file its corporate income tax return under the consolidated corporate-tax system for the fiscal year ended March 31, 2004, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

(t) Appropriation of Retained Earnings

Cash dividends and transfers to legal reserves are recorded in the fiscal year that the relevant proposed appropriation of retained earnings is approved by the Board of Directors and/or at the general meeting of common shareholders.

(u) Derivatives and Hedge Accounting

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the profits and losses on the hedged items are realized.

The gross amounts of deferred hedge losses and deferred hedge gains recorded as a result of deferral hedge accounting as of March 31, 2004 and 2003 were ¥20,678 million (U.S.$195,636 thousand) and ¥8,643 million (U.S.$81,773 thousand) and ¥61,774 million and ¥19,963 million, respectively. The net amounts were included in other assets.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

(i) Hedge of interest rate risks

In previous years, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the Japanese Institute of Certified Public Accountants (the "JICPA"). The effectiveness of the macro hedge approach was reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under the Bank's risk control policies. Effective April 1, 2003, the Bank adopted portfolio hedging in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is accessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the balance sheet as a result of macro hedge accounting are being amortized as expenses or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses and deferred hedge gains attributable to macro hedge accounting as of March 31, 2004 were ¥3,400 million (U.S.$32,175 thousand) and ¥645 million (U.S.$6,111 thousand), respectively. The net amount is included in deferred losses on derivatives for hedging purposes in other assets.

(ii) Hedge of foreign exchange fluctuation risks

Prior to April 1, 2003, the Bank accounted for fund swap and certain currency swap transactions on an accrual basis by applying the one-year transitional treatment provided in Industry Audit Committee Report No. 25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange contracts bought or sold with regard to the corresponding fund borrowing or lending. Such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Effective April 1, 2003, these swap transactions are accounted for using deferral hedge accounting by fully applying Industry Audit Committee Report No. 25. Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

As a result of the application of this new accounting standard, other assets and other liabilities decreased by ¥1,896 million (U.S.$17,947 thousand) as of March 31, 2004, as compared to what they would have been under the previous method. The application of the new accounting standard did not affect the Group's results of operations. Also as a result of the application of this accounting standard, unrealized gains and losses for foreign currency forward transactions that were previously presented on a net basis are now recorded on a gross basis as derivative financial instruments in other assets and other liabilities. This change resulted in increases of other assets and other liabilities as of March 31, 2004 of ¥1,568 million (U.S.$14,837 thousand).

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of attributable to net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies)

when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Intracompany derivative transactions
Gains/losses on intracompany derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains/losses on such intracompany transactions are reported in current earnings and valuation gains/losses are deferred as assets/liabilities. On the other hand, in the trading book, realized gains/losses and valuation gains/losses on such intracompany transactions are substantially offset with covering contracts entered into with third parties.

(v) Per Share Information
Basic net income per common share calculations represent net income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective year, retroactively adjusted for stock splits and/or reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares, assuming that all preferred shares were converted into common stock at the beginning of the fiscal year with an applicable adjustment for related dividends on preferred stock.

Cash dividends per common share and per Class A and Class B preferred shares presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year, which are retroactively adjusted for stock splits and/or reverse stock splits.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at the end of the year and cash and due from banks in the consolidated balance sheets as of March 31, 2004 and 2003 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Cash and due from banks	**¥ 312,709**	¥ 245,337	**$ 2,958,466**
Interest-bearing deposits included in due from banks	**(155,531)**	(106,345)	**(1,471,441)**
Cash and cash equivalents at end of year	**¥ 157,178**	¥ 138,991	**$ 1,487,025**

4. Other Monetary Claims Purchased

(i) Other monetary claims purchased as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Trading purposes	**¥187,601**	¥ 62,087	**$1,774,845**
Other	**59,386**	139,856	**561,840**
Total	**¥246,987**	¥201,943	**$2,336,685**

(ii) Fair value of other monetary claims purchased for trading purposes as of March 31, 2004 and 2003 was as follows:

	Millions of yen				Thousands of U.S. dollars	
	2004		2003		**2004**	
	Fair value	Unrealized gain	Fair value	Unrealized gain	Fair value	Unrealized gain
Trading purposes	**¥187,601**	**¥67**	¥62,087	¥568	**$1,774,845**	**$643**

The Bank reclassified other monetary claims purchased of ¥20,755 million (U.S.$196,366 thousand) from held for other than trading purposes to trading in the fiscal year ended March 31, 2004. This resulted in an increase in income before income taxes and minority interests of ¥55 million (U.S.$529 thousand).

5. Trading Assets

Trading assets as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Trading securities	¥446,722	¥217,719	$4,226,325
Derivatives for trading securities	240	—	2,272
Securities held to hedge trading transactions	106,844	31,108	1,010,826
Derivatives for securities held to hedge trading transactions	—	5	—
Trading-related financial derivatives	81,289	112,341	769,057
Total	¥635,096	¥361,175	$6,008,480

6. Monetary Assets Held in Trust

(i) Monetary assets held in trust as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Trading purposes	¥230,713	¥163,805	$2,182,715
Other	12,037	6,239	113,881
Total	¥242,750	¥170,045	$2,296,596

(ii) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of March 31, 2004 and 2003 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2004		2003		2004	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥230,713	¥(4,370)	¥163,805	¥(1,145)	$2,182,715	$(41,348)

(iii) The acquisition cost and book value of monetary assets held in trust for other than trading purposes as of March 31, 2004 and 2003 were as follows:

	Millions of yen							
	2004				2003			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value
Other	¥12,037	¥—	¥—	¥12,037	¥6,239	¥—	¥—	¥6,239

	Thousands of U.S. dollars			
	2004			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value
Other	$113,881	$—	$—	$113,881

7. Securities

Securities as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Trading securities	¥ 72,932	¥ 34,283	$ 689,996
Securities being held to maturity	20	21,320	192
Securities available-for-sale:			
Marketable securities, at fair value	1,305,578	1,647,149	12,351,740
Securities whose fair value is not readily determinable, at amortized cost	100,535	64,612	951,139
Equity of affiliates, using the equity method	4,167	3,631	39,428
Total	¥1,483,234	¥1,770,996	$14,032,495

The above balances include securities held in relation to securities borrowing transactions with or without cash collateral and securities purchased under resale agreements, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of March 31, 2004 and 2003 were ¥20,213 million (U.S.$191,230 thousand) and ¥4,330 million, respectively.

The amortized cost and the fair value of marketable securities (other than trading securities) as of March 31, 2004 and 2003 were as follows:

	Millions of yen							
	2004				2003			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity (Japanese national government bonds only)	¥ 20	¥ 1	¥ —	¥ 21	¥ 21,320	¥ 1	¥ 2	¥ 21,319
Securities available-for-sale:								
Equity securities	¥ 1,451	¥ 749	¥ 11	¥ 2,189	¥ 2,162	¥ 0	¥ 210	¥ 1,952
Japanese national government bonds	869,762	1,241	1,610	869,393	1,337,427	11,523	128	1,348,821
Japanese local government bonds	132,035	0	129	131,905	16	0	0	16
Japanese corporate bonds	143,804	148	332	143,621	26,437	208	190	26,455
Other	146,323	13,259	1,253	158,467	257,735	21,574	9,186	269,901
Total securities available-for-sale	¥1,293,377	¥15,399	¥3,337	¥1,305,578	¥1,623,779	¥33,306	¥9,715	¥1,647,149

	Thousands of U.S. dollars			
	2004			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity (Japanese national government bonds only)	$ 192	$ 10	$ —	$ 202
Securities available-for-sale:				
Equity securities	$ 13,731	$ 7,092	$ 104	$ 20,719
Japanese national government bonds	8,228,596	11,748	15,239	8,225,105
Japanese local government bonds	1,249,155	0	1,229	1,247,926
Japanese corporate bonds	1,360,500	1,409	3,143	1,358,766
Other	1,384,326	125,441	11,856	1,499,224
Total securities available-for-sale	$12,236,308	$145,690	$31,571	$12,351,740

Gross unrealized gains or losses as of March 31, 2004 and 2003, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥138 million (gain) (U.S.$1,312 thousand) and ¥220 million (loss) respectively and for which the gain or loss has been recorded in other business income (losses).

The Bank changed its intent to hold certain securities as available-for-sale totaling ¥27,998 million (U.S.$264,888 thousand) and classified them as trading securities in the fiscal year ended March 31, 2004. This resulted in an increase in income before income taxes and minority interests of ¥1,197 million (U.S.$11,328 thousand).

Securities available-for-sale sold during the fiscal years ended March 31, 2004 and 2003 were as follows:

	Millions of yen					
	2004			2003		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	**¥701,198**	**¥7,015**	**¥2,616**	¥966,121	¥27,017	¥1,438

	Thousands of U.S. dollars		
	2004		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	**$6,633,854**	**$66,371**	**$24,753**

In addition to the above, profit and loss resulting from the cancellation of derivative instruments executed to hedge these investments was recorded in other business income (losses) for the fiscal year ended March 31, 2003.

The amortized cost of securities available-for-sale whose fair value is not readily determinable as of March 31, 2004 and 2003 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Equity securities	**¥ 2,204**	¥ 2,028	**$ 20,857**
Japanese corporate bonds	**86,403**	50,442	**817,440**
Foreign securities	**11,855**	12,073	**112,165**
Other	**71**	67	**677**
Total	**¥100,535**	¥64,612	**$951,139**

Redemption schedules for held-to-maturity and available-for-sale debt securities as of March 31, 2004 and 2003 were as follows:

	Millions of yen							
	2004				2003			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	**¥372,765**	**¥392,470**	**¥ 60,796**	**¥43,381**	¥658,126	¥507,171	¥204,844	¥ —
Japanese local government bonds	**131,896**	**4**	**9**	**—**	6	—	14	—
Japanese corporate bonds	**120,550**	**94,057**	**15,391**	**26**	2,677	48,856	25,320	42
Subtotal	**625,211**	**486,532**	**76,196**	**43,407**	660,810	556,028	230,179	42
Other	**1,060**	**90,612**	**71,848**	**3,645**	4,809	108,155	158,851	6,995
Total	**¥626,272**	**¥577,145**	**¥148,044**	**¥47,053**	¥665,619	¥664,184	¥389,031	¥7,037

	Thousands of U.S. dollars			
	2004			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$3,526,637	$3,713,058	$ 575,180	$410,421
Japanese local government bonds	1,247,834	43	86	—
Japanese corporate bonds	1,140,494	889,852	145,611	249
Subtotal	5,914,965	4,602,953	720,877	410,670
Other	10,032	857,265	679,736	34,492
Total	$5,924,997	$5,460,218	$1,400,613	$445,162

8. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Loans on deeds	¥2,383,851	¥2,633,597	$22,552,990
Loans on bills	340,203	456,587	3,218,577
Bills discounted	288	977	2,726
Overdrafts	322,699	411,187	3,052,980
Total	¥3,047,042	¥3,502,349	$28,827,273

(1) Loans and bills discounted include loans to bankrupt obligors totaling ¥7,960 million (U.S.$75,314 thousand) and ¥13,443 million as of March 31, 2004 and 2003, respectively, as well as non-accrual delinquent loans totaling ¥69,531 million (U.S.$657,821 thousand) and ¥117,321 million as of March 31, 2004 and 2003, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include past due loans (three months or more).

Past due loans (three months or more) consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of past due loans (three months or more) as of March 31, 2004 and 2003 were ¥8,202 million (U.S.$77,604 thousand) and ¥74,310 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or past due loans (three months or more). The outstanding balances of restructured loans as of March 31, 2004 and 2003 were ¥9,232 million (U.S.$87,346 thousand) and ¥24,297 million, respectively.

(2) The total outstanding amounts deducted from the loan account for loan participations as of March 31, 2004 and 2003 were ¥176,605 million (U.S.$1,670,820 thousand) and ¥257,143 million, respectively. This "off-balance sheet" treatment was in accordance with the guideline issued by the JICPA.

(3) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥252,601 million (U.S.$2,389,793 thousand) and ¥297,065 million for the fiscal years ended March 31, 2004 and 2003, respectively, with the subordinated certificates retained by the Bank totaling ¥101,647 million (U.S.$961,659 thousand) and ¥113,699 million as of March 31, 2004 and 2003, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(4) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and

foreign exchange contracts bought, are accounted for as financing transactions in accordance with the JICPA Industry Audit Committee Report No. 24, although the Bank has rights to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2004 and 2003 were ¥293 million (U.S.$2,776 thousand) and ¥980 million, respectively.

9. Other Assets

Other assets as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Accrued income	¥ 31,521	¥ 36,679	$ 298,217
Prepaid expenses	847	711	8,014
Fair value of derivatives	23,731	20,751	224,521
Deferred losses on derivatives for hedging purposes	12,399	41,811	117,305
Financial stabilization fund contribution	70,239	70,239	664,513
Accounts receivable	138,694	249,562	1,312,153
Other	97,642	83,881	923,769
Total	¥375,075	¥503,635	$3,548,492

10. Premises and Equipment

Premises and equipment as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Land	¥ 38,834	¥38,834	$ 367,408
Buildings	42,689	40,869	403,877
Equipment	10,946	8,937	103,563
Security deposits	7,724	5,799	73,075
Other	924	509	8,749
Subtotal	101,120	94,951	956,672
Accumulated depreciation	(11,416)	(8,833)	(108,011)
Net book value	¥ 89,703	¥86,117	$ 848,661

11. Reserve for Credit Losses

Reserve for credit losses as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Reserve for loan losses:			
General reserve	¥ 61,032	¥ 96,440	$ 577,415
Specific reserve	55,087	71,247	521,168
Reserve for loans to restructuring countries	5	53	54
Subtotal	116,125	167,741	1,098,637
Specific reserve for other credit losses	61,790	48,829	584,588
Total	¥177,916	¥216,570	$1,683,225



12. Debentures

Debentures as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Coupon debentures	¥1,296,374	¥1,800,687	$12,264,664
Discount debentures	67,043	84,279	634,283
Subordinated bonds	25,277	28,590	239,144
Total	¥1,388,696	¥1,913,556	$13,138,091

Annual maturities of debentures as of March 31, 2004 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 450,339	$ 4,260,541
2006	332,058	3,141,516
2007	267,999	2,535,470
2008	119,315	1,128,816
2009 and thereafter	218,983	2,071,748
Total	¥1,388,696	$13,138,091

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Current	¥ 35,149	¥ 21,253	$ 332,541
Ordinary	737,511	501,072	6,977,401
Notice	21,184	36,362	200,421
Time	1,180,634	1,537,035	11,169,676
Negotiable certificates of deposit	471,068	330,034	4,456,659
Other	288,940	151,164	2,733,595
Total	¥2,734,489	¥2,576,923	$25,870,293

14. Trading Liabilities

Trading liabilities as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Derivatives for trading securities	¥ 280	¥ —	$ 2,654
Derivatives for securities held to hedge trading transactions	—	4	—
Trading-related financial derivatives	90,336	117,493	854,647
Other	1,614	—	15,277
Total	¥92,231	¥117,497	$872,578

15. Borrowed Money

Borrowed money as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Subordinated debt	¥194,000	¥232,000	$1,835,383
Borrowings from the Bank of Japan and other financial institutions	140,416	104,888	1,328,443
Total	¥334,416	¥336,888	$3,163,826

The weighted average interest rate applicable to the balance of total borrowed money as of March 31, 2004 was 2.73%.
Annual maturities of borrowed money as of March 31, 2004 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥110,109	$1,041,720
2006	11,525	109,039
2007	17,824	168,630
2008	9,955	94,182
2009 and thereafter	185,002	1,750,255
Total	¥334,416	$3,163,826

16. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Foreign exchange assets:			
Foreign bills bought	¥ 5	¥ 2	$ 50
Foreign bills receivable	1,726	4,130	16,332
Due from foreign banks	7,759	6,140	73,407
Total	¥9,490	¥10,273	$89,789
Foreign exchange liabilities:			
Foreign bills payable	¥ 2	¥ 10	$ 26
Due to foreign banks	1	2	18
Total	¥ 4	¥ 13	$ 44

17. Other Liabilities

Other liabilities as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Accrued expenses	¥ 42,679	¥ 46,629	$ 403,781
Unearned income	7,511	4,328	71,063
Income taxes payable	1,125	777	10,647
Fair value of derivatives	32,464	63,923	307,138
Matured debentures, including interest	48,993	59,754	463,517
Foreign exchange gains on currency swaps	—	59,336	—
Suspense receipts	91,155	185,839	862,403
Accounts payable for securities transactions	152,226	—	1,440,177
Other	48,742	31,997	461,139
Total	¥424,899	¥452,587	$4,019,865

18. Reserve for Retirement Benefits

The following table presents the funded status of the plans as of March 31, 2004 and 2003:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Projected benefit obligation	¥(53,189)	¥(52,418)	$(503,208)
Fair value of plan assets	47,812	44,291	452,340
Funded status (projected benefit obligation in excess of plan assets)	(5,376)	(8,127)	(50,868)
Unrecognized prior service cost	(4,310)	(4,546)	(40,780)
Unrecognized net actuarial losses	6,911	9,357	65,389
Unrecognized obligation at transition	6,659	7,265	63,005
Net amount accrued on the balance sheets	3,884	3,949	36,746
Prepaid pension cost	4,514	9,805	42,706
Reserve for retirement benefits	¥ (629)	¥ (5,856)	$ (5,960)

The following table provides the components of net periodic retirement benefit cost for the plans included in general and administrative expenses and other losses, net, for the fiscal years ended March 31, 2004 and 2003:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Service cost	¥2,457	¥ 3,012	$23,249
Interest cost	1,132	1,798	10,714
Expected return on plan assets	(974)	(982)	(9,219)
Amortization of prior service cost	(319)	(147)	(3,019)
Amortization of net actuarial losses	765	1,090	7,246
Amortization of unrecognized obligation at transition	605	861	5,728
Other (extraordinary severance benefit expensed, etc.)	604	1,745	5,724
Net periodic retirement benefit cost	4,272	7,378	40,423
Gain on exemption from future pension obligation	—	(3,019)	—
Total	¥4,272	¥ 4,359	$40,423

Assumptions used in the calculation of the above information were as follows:

	2004	2003
Discount rate	2.20%	2.20%
Expected rate of return on plan assets	2.20%	3.10%
Method of attributing the projected benefits to periods of services	Straight-line basis	Straight-line basis
Period of amortization of prior service cost	9.73–14.74 years	14.74 years
Period of amortization of net actuarial losses	9.73–14.74 years	9.73–14.74 years
Period of amortization of unrecognized obligation at transition	15 years	15 years

The table includes benefit obligations of subsidiaries that calculate their obligations based on the full amount due to eligible employees as of the year-end.

19. Acceptances and Guarantees

Acceptances and guarantees as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Guarantees	¥38,209	¥50,263	$361,490
Letters of credit	129	281	1,226
Total	¥38,339	¥50,544	$362,716

20. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Assets:			
Cash and due from banks	¥ 2,186	¥ 2,752	$ 20,686
Trading assets	445,352	182,989	4,213,360
Securities	445,896	984,242	4,218,514
Loans and bills discounted	480	—	4,542
Debts:			
Deposits, including negotiable certificates of deposit	¥ 5,860	¥ 13,595	$ 55,442
Payables under repurchase agreements	445,634	164,958	4,216,028
Collateral related to securities lending transactions	29,275	397,344	276,966
Borrowed money	407	7	3,853
Other liabilities	947	2,942	8,965
Acceptances and guarantees	2,176	2,728	20,591

In addition, ¥162,277 million (U.S.$1,535,269 thousand) of securities and ¥52 million (U.S.$500 thousand) of foreign exchange contracts as of March 31, 2004, and ¥272,384 million of securities and ¥60 million of foreign exchange contracts as of March 31, 2003, were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥2,673 million (U.S.$25,291 thousand) and ¥595 million of margin deposits for futures transactions outstanding are included in other assets as of March 31, 2004 and 2003, respectively.

21. Shareholders' Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2004 was as follows:

(i) 2,500,000 thousand common shares

(ii) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The following table shows changes in the capital stock and capital surplus accounts for the fiscal years ended March 31, 2004 and 2003.

	Millions of yen							
	Common stock		Preferred stock Class A		Preferred stock Class B		Capital surplus	Treasury stock
	Outstanding number of shares (thousands)	Stated value	Shares (thousands)	Stated value	Shares (thousands)	Stated value	Stated value	Cost
Fiscal year ended March 31, 2003:								
Beginning of year	2,717,075	¥180,853	74,528	¥48,443	600,000	¥222,000	¥18,558	—
Increase in treasury stock	(0)							¥(0)
End of year	2,717,075	¥180,853	74,528	¥48,443	600,000	¥222,000	¥18,558	¥(0)
Fiscal year ended March 31, 2004:								
Beginning of year	**2,717,075**	**¥180,853**	**74,528**	**¥48,443**	**600,000**	**¥222,000**	**¥18,558**	**¥(0)**
A 1-for-2 reverse stock split	**(1,358,537)**							
Increase in treasury stock	**(1)**							**(1)**
End of year	**1,358,536**	**¥180,853**	**74,528**	**¥48,443**	**600,000**	**¥222,000**	**¥18,558**	**¥(1)**
Thousands of U.S. dollars		**$1,711,010**		**$458,308**		**$2,100,284**	**$175,576**	**$(11)**

Japanese banks are subject to the Code and to the Japanese Banking Law (the "Banking Law").

Under the current Code, all shares are recorded with no par value. The Code requires that at least 50% of the issue price of new shares be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to additional paid-in capital, which is included in capital surplus.

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain other cash payments which are made as appropriations of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 100% of stated capital can be transferred to retained earnings by resolution of the shareholders and may be available for dividends. The Bank's retained earnings of ¥206,236 million (U.S.$1,951,150 thousand), exclusive of the legal reserve, as of March 31, 2004, are available for cash dividends and other cash payments which are made as an appropriation of retained earnings. The Bank's legal reserve amount totaled ¥4,823 million (U.S.$45,630 thousand) as of March 31, 2004.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code allows companies to repurchase treasury stock by a resolution of the shareholders at the general meeting of shareholders and to dispose of such treasury stock by resolution of the Board of Directors. The repurchase amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general meeting of shareholders. The Bank held 1,606 shares and 212 shares of treasury stock as of March 31, 2004 and 2003, respectively.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code and the Banking Law.

Holders of Class A preferred shares issued on March 31, 1998 are entitled to priority over holders of common stock as to the payment of dividends and as to distributions on liquidation of the Bank. Holders of Class A preferred shares are to receive non-cumulative dividends of ¥13 and a distribution of ¥1,300 per preferred share upon liquidation.

Class A preferred shares are convertible on or after October 1, 1998, and up to and including March 31, 2008, at the option of the shareholders, into fully paid shares of common stock of the Bank at an initial exchange price of ¥326 which was subsequently adjusted to ¥180 on or after October 1, 1999.

Unless previously converted at the option of Class A preferred shareholders, all outstanding Class A preferred

shares will be mandatorily exchanged for fully paid shares of common stock on April 1, 2008 at the number of common shares calculated by dividing ¥1,300 by the average market price per share during a specified period preceding April 1, 2008 with a maximum cap of four common shares per one Class A preferred share.

Holders of Class B preferred shares issued on April 1, 2000 are entitled, with priority over holders of common stock and an equal ranking with holders of Class A preferred shares regarding any payment of dividends and distributions upon liquidation. Holders of Class B preferred shares are to receive non-cumulative dividends of ¥4.84 and a distribution of ¥400 per preferred share upon liquidation.

Class B preferred shares are convertible on or after August 1, 2005 and up to and including July 31, 2007 at the option of shareholders, into fully paid shares of common stock of the Bank. On August 1, 2007 the Class B preferred shares become mandatorily convertible. The conversion shall be for the number of common shares calculated by dividing ¥400 by the average market price per share during a certain period preceding August 1, 2005, 2006 or 2007, as applicable, or "net asset value," as defined, per common share if the shares are not publicly traded. At no time, however, shall the conversion price be less than ¥300 or more than ¥400.

The Bank's common shareholders approved a 1-for-2 reverse common stock split at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the capital stock of the Bank consisted of 1,358,537 thousand shares of common stock, 74,528 thousand shares of Class A preferred stock and 600,000 thousand shares of Class B preferred stock.

The Bank's common shareholders approved the amendment of the conversion conditions of preferred stock simultaneously at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the conversion conditions of preferred stock were amended as follows:

- For Class A preferred shares, the conversion price is changed to ¥360 from ¥180, and the maximum number of shares of common stock to one share of preferred stock is changed to two shares from four shares at the time of simultaneous conversion to common stock.
- For Class B preferred shares, the minimum conversion price is changed to ¥600 from ¥300, and the maximum conversion price is changed to ¥800 from ¥400. The maximum number of shares of common stock to one share of preferred stock at the time of simultaneous conversion to common stock is changed to 2/3 shares from 4/3 shares, and the minimum is changed to 1/2 share from one share.

22. Stock Acquisition Rights and Acquisition of Treasury Stock

At the general meeting of shareholders on June 24, 2004, the Bank obtained approval for the issuance of stock acquisition rights as stock options plan to directors (except for outside directors), statutory executive officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries. Stock acquisition rights will be issued to eligible individuals free of charge. In order to implement the stock option plan, and in order to conduct flexible capital management in response to changes in the business environment, the Bank also obtained approval for acquisitions of treasury stock for authorized maximum aggregate acquisition prices. Stock acquisition rights and relevant acquisitions of treasury stock are outlined as follows:

(a) Stock Acquisition Rights

Stock acquisition rights provide directors (except for outside directors), statutory executive officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries (the "holders") to purchase common stock of the Bank without any considerations up to a total of 10,000,000 common shares for up to 10,000 units of stock acquisition rights at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share as stipulated below (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. The exercise price of stock acquisition rights shall be determined per common share and calculated by multiplying by 1.01 the average value of the closing price of the Bank's common shares on the Tokyo Stock Exchange in the ten trading days, excluding days on which no transactions were concluded, immediately preceding the issuance of the stock acquisition rights. If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the stock acquisition rights, the exercise price shall be adjusted in accordance with the predetermined formula.

The exercise period for the stock acquisition rights is from July 1, 2006 to June 23, 2014 and, within this

period, the holders may exercise their rights between July 1, 2006 and June 30, 2007 with respect to only one-half of the number of stock acquisition rights granted to them. Stock acquisition rights may not be pledged as collateral or disposed of in any other way. Other conditions shall be stipulated in the "Agreement on the Grant of Stock Acquisition Rights" to be entered into between the Bank and the eligible directors, statutory executive officers and employees of the Bank and its wholly owned subsidiaries to whom stock acquisition rights are to be allotted based on the resolution of this general meeting of shareholders and the meeting of Board of Directors on June 24, 2004.

The number of stock acquisition rights, common shares to be purchased by exercise of stock acquisition rights and the exercise price described above will be adjusted due to a stock split or reverse stock split in the subsequent periods in accordance with a predetermined formula. Events that affect the value attributable to common shareholders' equity of the Bank, such as mergers with and acquisitions of other companies and separation of certain business operations through spin-off will be adjusted as necessary according to a predetermined formula. In addition, any amounts less than one yen as a result of adjustments to the exercise price described above will be rounded up to the nearest one yen.

(b) Acquisitions of treasury stock

On May 28, 2004, the Board of Directors of the Bank approved the purchase of up to 2 million shares of common stock of the Bank at an aggregate price of ¥1.6 billion as treasury stock, as authorized by Article 5-2 of the Articles of Incorporation. The approval was effective for the period from the closing of the meeting of the Board of Directors authorizing such an acquisition of treasury stock to the closing of the annual general meeting of shareholders on June 24, 2004. The Bank, however, did not purchase any shares during the effective period.

In addition, at the annual general meeting of shareholders on June 24, 2004, the Bank obtained approval to acquire up to 25 million common shares of the Bank at an aggregate acquisition price of ¥20.0 billion as treasury stock. The acquisitions can be made during the period from the closing of the annual general meeting of shareholders on June 24, 2004, to the closing of the immediately following annual general meeting of shareholders.

23. Net Trading Income

Net trading income for the fiscal years ended March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Income from trading securities	¥ 364	¥ 467	$ 3,450
(Loss on) income from derivatives for trading securities	(203)	841	(1,923)
Income from trading-related financial derivatives	2,715	6,653	25,690
Other, net	(161)	551	(1,532)
Total	¥2,714	¥8,513	$25,685

24. Other Business Income (Losses)

"Other, net" in other business income (losses) for the fiscal years ended March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Net gain on other monetary claims purchased for trading purposes	¥10,564	¥16,393	$ 99,950
Income (losses) from derivatives for banking purposes, net	2,494	(332)	23,597
Equity in net income (loss) of affiliates	506	(208)	4,793
Amortization of deferred issuance expenses for debentures	(202)	(380)	(1,912)
Other, net	192	46	1,825
Total	¥13,556	¥15,519	$128,253

25. Net Credit Recoveries

Net credit recoveries for the fiscal years ended March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Losses on write-off of loans	¥ 2,071	¥ 442	$ 19,595
Losses on sale of loans	7	1,457	69
Net (reversal) provision of reserve for loan losses:			
Net reversal of general reserve for loan losses	(19,740)	(70,462)	(186,757)
Net (reversal) provision of specific reserve for loan losses	(12,200)	11,997	(115,431)
Net reversal of reserve for loan losses to restructuring countries	(46)	(90)	(441)
Subtotal	(31,987)	(58,555)	(302,629)
Net provision of specific reserve for other credit losses	12,961	46,776	122,624
Provision of reserve for loss on sale of bonds	1,532	1,248	14,497
Total	¥(15,415)	¥ (8,629)	$(145,844)

26. Other Gains (Losses), Net

Other gains (losses), net, for the fiscal years ended March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Net loss on disposal of premises and equipment	¥(1,674)	¥(2,132)	$(15,842)
Gain on exemption from future pension obligation	—	3,019	—
Pension-related costs	(865)	(2,524)	(8,187)
Gain on prescription of debentures	198	1,944	1,876
Recoveries of written-off claims	1,514	0	14,324
Provision for loss on disposition of premises and equipment	—	(450)	—
Refund of Tokyo regional bank tax	2,699	—	25,539
Other, net	(1,719)	(138)	(16,265)
Total	¥ 152	¥ (280)	$ 1,445

27. Lease Transactions

(1) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, as of March 31, 2004 and 2003 consisted of the following:

As Lessee

Acquisition cost, accumulated depreciation and the net balance of leased assets as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2004	2003	2004
Acquisition cost:			
Equipment	¥209	¥253	$1,985
Other	182	159	1,730
Total	¥392	¥412	$3,715
Accumulated depreciation:			
Equipment	¥117	¥126	$1,107
Other	109	54	1,035
Total	¥226	¥181	$2,142
Net balance:			
Equipment	¥ 92	¥126	$ 878
Other	73	104	695
Total	¥166	¥230	$1,573

Lease obligations as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Obligations:			
Due within one year	¥ 78	¥ 78	$ 738
Due after one year	115	155	1,097
Total	¥193	¥233	$1,835

For the fiscal years ended March 31, 2004 and 2003, total lease payments were ¥86 million (U.S.$815 thousand) and ¥261 million, depreciation expenses were ¥98 million (U.S.$936 thousand) and ¥247 million and interest expenses were ¥4 million (U.S.$46 thousand) and ¥9 million, respectively.

Depreciation expense is calculated using the straight-line method over the life of the respective leased assets with zero residual value. The difference between total lease payments and the acquisition cost of leased assets is charged to interest expense, and is allocated to each fiscal year using the interest method.

As Lessor

The Group did not act as a lessor during the year ended March 31, 2004. Therefore, no leased assets were outstanding as of March 31, 2004.

Total lease revenues were ¥3,337 million, depreciation expenses were ¥2,764 million, and interest income was ¥587 million for the fiscal year ended March 31, 2003.

There were no leased assets as of March 31, 2003.

The difference between total lease revenues and the acquisition cost of leased assets was charged to interest income and was allocated to each fiscal year using the interest method.

(2) Non-cancelable operating leases as lessee as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Obligations:			
Due within one year	¥1	¥2	$14
Due after one year	1	4	13
Total	¥2	¥6	$27


28. Segment Information

(a) Business Segment Information

The Group is engaged in banking and other related activities such as securities, trust and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income comprises transactions at the Bank's overseas branch and income from the overseas consolidated subsidiaries. The composition of this volume of transactions did not reach 10% of operating income, therefore foreign operating income segment information is not presented.

29. Income Taxes

The Group is subject to a number of taxes based on income, such as corporation tax, inhabitants tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 43.9% and 42.1% for the fiscal years ended March 31, 2004 and 2003, respectively.

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the fiscal years ended March 31, 2004 and 2003 is as follows:

	2004	2003
Normal effective statutory tax rate	**43.9%**	42.1%
Increase (decrease) in taxes resulting from:		
Permanently non-deductible expenses	**0.8**	0.2
Permanently tax-exempt income	**(0.5)**	—
Change in valuation allowance	**(293.9)**	87.4
Enacted changes in tax rates	**(32.1)**	(142.3)
Expiration of tax loss carryforward	**288.3**	—
Other, net	**(2.8)**	(1.9)
Actual effective tax rate	**3.7%**	(14.5)%

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities, as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred tax assets:			
Tax loss carryforwards	**¥ 177,044**	¥ 388,883	**$ 1,674,972**
Reserve for credit losses	**76,712**	67,937	**725,761**
Securities	**7,611**	6,736	**72,008**
Reserve for retirement benefits	**7,406**	7,816	**70,070**
Accrued employees bonuses	**2,791**	3,205	**26,414**
Unearned dividends on monetary assets held in trust	**2,192**	—	**20,740**
Unamortized gain on swap cancellation	**798**	2,743	**7,554**
Other	**9,966**	10,600	**94,286**
Subtotal	**284,523**	487,923	**2,691,805**
Valuation allowance	**(256,594)**	(459,141)	**(2,427,575)**
Total deferred tax assets	**27,929**	28,782	**264,230**
Offset with deferred tax liabilities	**(4,987)**	(10,346)	**(47,184)**
Net deferred tax assets	**¥ 22,941**	¥ 18,435	**$ 217,046**
Deferred tax liabilities:			
Net unrealized gain on securities available-for-sale	**¥ 4,908**	¥ 10,346	**$ 46,435**
Other	**122**	—	**1,154**
Total deferred tax liabilities	**5,030**	10,346	**47,589**
Offset with deferred tax assets	**4,987**	(10,346)	**(47,184)**
Net deferred tax liabilities	**¥ 42**	¥ —	**$ 405**

Net deferred tax liabilities of ¥42 million (U.S.$405 thousand) as of March 31, 2004 is attributable to a subsidiary which is a different tax-paying entity of the Group.

The normal effective statutory tax rate was changed from 42.1% for the fiscal year ended March 31, 2003 to 43.9% for the fiscal year ended March 31, 2004, as a result of the Bank's filing its corporate income tax return under the consolidated-tax system starting from the fiscal year ended March 31, 2004. Effective on April 1, 2004, the normal effective statutory tax rate was changed from 43.9% to 40.7%, as a result of the abolition of the additional tax related to initial filings of consolidated tax returns which was partially offset by the introduction of a new nationwide local tax on gross corporate profits.

As a result of these changes, the normal effective statutory tax rate used in the calculation of deferred tax assets and deferred tax liabilities changed from 43.9% for the fiscal year ended March 31, 2003 to 40.7% for the fiscal year ended March 31, 2004. As a result, deferred tax assets decreased by ¥1,729 million (U.S.$16,367 thousand) and the debit amount of income tax (deferred) increased by ¥2,110 million (U.S.$19,965 thousand). In addition, net unrealized gains on securities available-for-sale, net of taxes, increased by ¥380 million (U.S.$3,603 thousand).

The Bank had ¥431,429 million (U.S.$4,081,643 thousand) of tax loss carryforwards as of March 31, 2004. The schedule of tax loss carryforwards and their expiration dates was as follows:

Year Tax Loss Carryforwards Generated/Renewed

	Amount		Date of expiry
Fiscal year ended March 31,	Millions of yen	Thousands of U.S. dollars	
2001	¥213,601	$2,020,824	March 31, 2006
2002	63,042	596,431	March 31, 2009
2003	154,785	1,464,388	March 31, 2010
2004	—	—	—
Total	¥431,429	$4,081,643	

The utilization of tax loss carryforward is subject to interpretations of the law and its implementing regulations by the National Tax Authority and, therefore, the amounts ultimately utilizable by the Company might change.

30. Off-Balance Sheet Lending-Related Financial Instruments

The Bank issues commitments to extend credit and establishes credit lines for overdrafts to meet the financing needs of its customers. The unfunded amounts of these commitments were ¥1,304,633 million (U.S.$12,342,793 thousand) and ¥1,009,550 million as of March 31, 2004 and 2003, respectively, of which the amounts with original agreement terms of less than one year were ¥1,156,713 million (U.S.$10,943,363 thousand) and ¥908,929 million as of March 31, 2004 and 2003, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

31. Related Party Transactions

Related party transactions for the fiscal years ended March 31, 2004 and 2003 were as follows:

			Amounts of the transactions		
			Millions of yen		Thousands of U.S. dollars
Related party	Category	Description of the transactions	2004	2003	2004
Ripplewood Holdings Management LLC (*1)	Companies in which a majority of the voting rights are owned by directors	Expense for advisory service(*4)	**¥334**	¥472	**$3,161**
JCF Management LP (*2)	Companies in which a majority of the voting rights are owned by directors	Expense for advisory service(*4)	**326**	455	**3,090**
JCF Services Co., LLC (*3)	Companies in which a majority of the voting rights are owned by directors	Income from sublease of office rent, including office space, office equipment and sharing of administrative expenses(*5)	**53**	80	**511**

Notes: (*1) A director of the Bank, Timothy C. Collins, essentially holds a majority of the voting interests and serves concurrently as the senior managing director and chief executive officer of the company.

(*2) A director of the Bank, J. Christopher Flowers, holds a majority of the voting interests of JCF Management LLC and JCF Management LLC serves as the general partner of the partnership.

(*3) A director of the Bank, J. Christopher Flowers, holds a majority of the voting interests and serves concurrently as the managing member of the company.

(*4) The contracts were terminated in December 2003.

(*5) The contract was terminated in June 2004.

32. Derivative Financial Instruments

Purposes

The Group uses derivative financial instruments primarily to hedge risks for customers, to maximize the profit of its own trading account and to manage the potential risks in its own portfolios as a part of asset liability management.

Risk Exposure

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank uses Value-at-Risk ("VaR"), modeling to quantify the maximum total exposure. In the internal model, the Bank measures the VaR based on one year's historical data and the assumptions of a 10-day holding period and a 99% confidence interval. According to this model, the maximum VaR due to general market risk in the Bank's trading account, including derivatives, was ¥2,788 million (U.S.$26,379 thousand) in the fiscal year ended March 31, 2004, and the average was ¥1,436 million (U.S.$13,585 thousand). In the fiscal year ended March 31, 2003, the maximum VaR was ¥1,447 million and the average was ¥654 million. Also, to manage credit risk, the Bank utilizes the current exposure and potential exposure for derivatives, particularly for over-the-counter transactions such as swap contracts. The consolidated credit risk amount under the capital adequacy ratio for domestic banking was calculated as ¥380,659 million (U.S.$3,601,315 thousand) and ¥266,380 million as of March 31, 2004 and 2003, respectively.

Risk Management System

The Market Risk Management Division, which is independent of the front office, has the responsibility to manage risk for the whole Bank. This division controls the measurement of market risk on a daily basis, monitors the market risk status of both the banking and trading divisions and reports periodically to the directors in charge. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require such things as collateral to reduce credit risk on a case by case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect such things as market risk or credit risk.

(a) Interest Rate-Related Transactions

Interest rate-related transactions as of March 31, 2004 and 2003 were as follows:

	Millions of yen							
	2004				2003			
	Contractual value or notional principal amount				Contractual value or notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Futures contracts (listed):								
Sold	¥ —	¥ —	¥ —	¥ —	¥ 18,134	¥ —	¥ (20)	¥ (20)
Bought	118,300	—	249	249	16,281	—	6	6
Interest rate options (listed):								
Sold	156,387	—	(410)	(225)	—	—	—	—
Bought	44,307	—	1	(88)	—	—	—	—
Interest rate swaps (over-the-counter):								
Receive fixed and pay floating	2,558,078	1,837,674	55,802	55,802	2,857,857	2,024,117	141,703	141,703
Receive floating and pay fixed	2,490,008	1,844,068	(46,820)	(46,820)	2,612,185	1,840,653	(121,807)	(121,807)
Receive floating and pay floating	685,749	660,951	8,035	8,035	559,824	517,875	206	206
Receive fixed and pay fixed	54,135	53,515	(949)	(949)	8,982	8,854	9	9
Interest rate options (over-the-counter):								
Sold	484,895	410,719	(1,742)	5,120	543,853	438,694	(609)	4,465
Bought	612,034	566,834	2,692	(1,419)	1,309,300	1,275,500	2,932	(1,077)
Total			¥ 16,859	¥ 19,706			¥ 22,420	¥ 23,485

	Thousands of U.S. dollars			
	2004			
	Contractual value or notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Futures contracts (listed):				
Sold	$ —	$ —	$ —	$ —
Bought	1,119,210	—	2,359	2,359
Interest rate options (listed):				
Sold	1,479,543	—	(3,880)	(2,131)
Bought	419,183	—	13	(836)
Interest rate swaps (over-the-counter):				
Receive fixed and pay floating	24,201,313	17,385,758	527,936	527,936
Receive floating and pay fixed	23,557,315	17,446,252	(442,959)	(442,959)
Receive floating and pay floating	6,487,696	6,253,084	76,025	76,025
Receive fixed and pay fixed	512,165	506,299	(8,980)	(8,980)
Interest rate options (over-the-counter):				
Sold	4,587,469	3,885,709	(16,484)	48,448
Bought	5,790,296	5,362,671	25,472	(13,427)
Total			$ 159,502	$ 186,435

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo International Financial Futures Exchange and other exchanges at the consolidated balance sheet date. The market values of over-the-counter transactions are calculated mainly by using discounted present values or option pricing models.

(b) Currency-Related Transactions

Currency-related transactions as of March 31, 2004 were as follows:

	Millions of yen				Thousands of U.S. dollars			
	2004				2004			
	Contractual value or notional principal amount				Contractual value or notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Currency swaps (over-the-counter)	¥191,402	¥180,088	¥(1,337)	¥(1,337)	$1,810,811	$1,703,769	$(12,658)	$(12,658)
Forward foreign exchange contracts (over-the-counter):								
Sold	117,729	13,124	1,220	1,220	1,113,811	124,166	11,548	11,548
Bought	65,049	10,369	(2,237)	(2,237)	615,412	98,100	(21,170)	(21,170)
Currency options (over-the-counter):								
Sold	82,842	8,371	(2,683)	(721)	783,748	79,200	(25,388)	(6,823)
Bought	74,950	5,454	2,165	1,022	709,087	51,600	20,486	9,678
Total			¥(2,873)	¥(2,053)			$(27,182)	$(19,425)

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values were calculated mainly by using the discounted present values or option pricing models.

(3) Forward foreign exchange contracts and currency options, which have been marked to market, were included in the table above. Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

Currency-related transactions as of March 31, 2003 were as follows:

	Millions of yen			
	2003			
	Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized loss
Currency swaps (over-the-counter)	¥331,405	¥197,397	¥(2,457)	¥(2,457)

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Swaps for which hedge accounting was adopted as explained in (3) below were excluded from the table above.

(2) Market Values:
The market values were calculated by discounting estimated cash flows.

(3) Certain swaps that were accounted for on an accrual basis based on the transitional treatment provided in Industy Audit Committee Report No. 25 of the JICPA were as follows:

	Millions of yen		
	2003		
	Notional principal amount	Market value	Unrealized gain
Currency swaps (over-the-counter)	¥95,651	¥227	¥227

Forward foreign exchange contracts and currency options that were marked to market and recorded in income were excluded from the table mentioned on this page.

The contractual values of the forward foreign exchange contracts and currency options described in the preceding page were as follows:

	Millions of yen
	2003
	Contractual value
Forward foreign exchange contracts (over-the-counter):	
Sold	¥187,247
Bought	146,534
Currency options (over-the-counter):	
Sold	42,878
Bought	68,631

(c) Equity-Related Transactions

Equity-related transactions as of March 31, 2004 and 2003 were as follows:

	Millions of yen								Thousands of U.S. dollars			
	2004				2003				2004			
	Contractual value				Contractual value				Contractual value			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Equity index futures (listed):												
Sold	¥ 226	¥—	¥ (9)	¥ (9)	¥ —	¥—	¥ —	¥ —	$ 2,145	$—	$ (87)	$ (87)
Bought	—	—	—	—	326	—	(11)	(11)	—	—	—	—
Equity index options (listed):												
Sold	—	—	—	—	1,144	—	14	19	—	—	—	—
Bought	—	—	—	—	15,768	—	16	(58)	—	—	—	—
Equity options (listed):												
Sold	—	—	—	—	3,207	—	132	(27)	—	—	—	—
Bought	—	—	—	—	422	—	24	10	—	—	—	—
Equity options (over-the-counter):												
Sold	1,610	—	(1)	(1)	—	—	—	—	15,234	—	(11)	(11)
Bought	1,610	—	241	241	—	—	—	—	15,234	—	2,283	2,283
Equity index swaps (over-the-counter):												
Receive index and pay floating	—	—	—	—	—	—	—	—	—	—	—	—
Receive floating and pay index	4,982	—	(280)	(280)	—	—	—	—	47,136	—	(2,654)	(2,654)
Other (over-the-counter):												
Sold	—	—	—	—	130	—	12	(8)	—	—	—	—
Bought	—	—	—	—	—	—	—	—	—	—	—	—
Total			¥ (49)	¥ (49)			¥188	¥(76)			$ (469)	$ (469)

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date. The market values of over-the-counter transactions were calculated mainly by using the discounted present values or option pricing models.

(d) Bond-Related Transactions

The Group had no outstanding positions arising from bond-related transactions as of March 31, 2004. Bond-related transactions as of March 31, 2003 were as follows:

	Millions of yen		
	2003		
	Notional principal amount	Market value	Unrealized gain (loss)
Bond futures (listed):			
Sold	¥14,303	¥(3)	¥(3)
Bought	7,148	4	4
Total		¥ 1	¥ 1

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(e) Commodity Derivatives Transactions

The Group had no outstanding positions arising from commodity derivatives transactions as of March 31, 2004 and 2003.

(f) Credit Derivatives Transactions

Credit derivatives transactions as of March 31, 2004 and 2003 were as follows:

	Millions of yen							
	2004				2003			
	Notional principal amount				Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Credit default option (over-the-counter):								
Sold	¥ 93,956	¥ 70,956	¥ 835	¥ 835	¥74,633	¥24,616	¥ 425	¥ 425
Bought	158,540	157,540	(730)	(730)	15,612	14,712	(145)	(145)
Total			¥ 104	¥ 104			¥ 280	¥ 280

	Thousands of U.S. dollars			
	2004			
	Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Credit default option (over-the-counter):				
Sold	$ 888,893	$ 671,296	$ 7,904	$ 7,904
Bought	1,499,910	1,490,449	(6,913)	(6,913)
Total			$ 991	$ 991

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values were calculated by using the discounted present value or other models.

(3) "Sold" stands for accepting credit risk and "bought" stands for transferring credit risk.

33. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the fiscal years ended March 31, 2004 and 2003 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	EPS
For the fiscal year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥62,531	1,358,537	¥46.03	$0.44
Effect of dilutive securities				
Preferred stock	3,872	669,128		
Diluted EPS				
Net income for computation	¥66,404	2,027,666	¥32.75	$0.31
For the fiscal year ended March 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥49,157	1,358,537	¥36.18	
Effect of dilutive securities				
Preferred stock	3,872	669,128		
Diluted EPS				
Net income for computation	¥53,030	2,027,666	¥26.15	

34. Subsequent Events

(1) The following appropriation of retained earnings of the Bank for the fiscal year ended March 31, 2004 was approved at the general meeting of shareholders held on June 24, 2004:

	Millions of yen	Thousands of U.S. dollars
Transfer to legal reserve	¥ 689	$ 6,518
Dividends:		
Class A preferred share (¥6.5 per share)	484	4,583
Class B preferred share (¥2.42 per share)	1,452	13,737
Common share (¥1.11 per share)	1,507	14,267
Total	¥4,133	$39,105

(2) An action for damages against the Bank was resumed by EIE International Corporation (the "Plaintiff") in the court of the Commonwealth of the Northern Mariana Islands (Saipan) (the "Action") in March 2004. On May 23, 2004, the Bank agreed to a settlement with the Plaintiff and its related parties of all disputes related to ongoing lawsuits in or outside of Japan including the Action (the "Settlement"). Under terms of the Settlement with the Plaintiff and its related parties, on June 16, 2004, the Bank paid ¥21,800 million (U.S.$206,244 thousand) to the bankruptcy trustee for the Plaintiff. Of this amount, the Bank intends to seek indemnity of ¥17,400 million (U.S.$164,617 thousand) from the DIC under the Share Purchase Agreement. The Bank has established a reserve to cover costs associated with the Action and believes no additional loss will be incurred in relation to the ¥4,400 million (U.S.$41,627 thousand) for which the Bank intends to forgo seeking indemnity from the DIC.

(3) On July 1, 2004, the Bank issued 9,455 of the stock acquisition rights with an exercise price of ¥684 per share of common stock. See Note 22 for the stock acquisition rights.

Independent Auditors' Report

Deloitte.

To the Board of Directors and Shareholders of
Shinsei Bank, Limited

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 24, 2004
(July 1, 2004 as to Note 34)

Non-Consolidated Balance Sheets

Shinsei Bank, Limited
March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note)
	2004	2003	2004
ASSETS			
Cash and due from banks	¥ 305,563	¥ 242,713	$ 2,890,860
Call loans	—	536	—
Collateral related to securities borrowing transactions	18,121	1,966	171,438
Other monetary claims purchased	91,286	127,072	863,642
Trading assets	633,488	356,406	5,993,266
Monetary assets held in trust	355,327	176,692	3,361,658
Securities	1,508,204	1,768,003	14,268,727
Loans and bills discounted	3,217,804	3,673,158	30,442,807
Foreign exchanges	9,490	10,273	89,789
Other assets	334,547	495,490	3,165,068
Premises and equipment	24,123	21,912	228,227
Deferred discounts on and issuance expenses for debentures	166	163	1,578
Deferred tax assets	21,790	18,330	206,155
Customers' liabilities for acceptances and guarantees	64,358	87,580	608,880
Reserve for credit losses	(177,960)	(216,590)	(1,683,640)
Total assets	¥6,406,313	¥6,763,710	$60,608,455
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Debentures	¥1,362,261	¥1,888,405	$12,887,995
Deposits, including negotiable certificates of deposit	2,778,482	2,602,902	26,286,496
Call money	112,559	—	1,064,900
Payables under repurchase agreements	445,634	164,958	4,216,028
Collateral related to securities lending transactions	29,275	397,344	276,967
Trading liabilities	90,336	118,255	854,647
Borrowed money	335,311	358,259	3,172,298
Foreign exchanges	280	8,918	2,652
Other liabilities	449,169	441,904	4,249,476
Accrued employees bonuses	6,971	7,293	65,952
Reserve for retirement benefits	473	5,813	4,481
Reserve for loss on disposition of premises and equipment	—	450	—
Reserve for loss on sale of bonds	1,918	1,248	18,154
Acceptances and guarantees	64,358	87,580	608,880
Total liabilities	5,677,033	6,083,335	53,708,926
Shareholders' equity:			
Capital stock:			
Common stock	180,853	180,853	1,711,010
Preferred stock	270,443	270,443	2,558,592
Capital surplus	18,558	18,558	175,575
Retained earnings:			
Legal reserve	4,823	2,756	45,630
Unappropriated retained earnings	247,485	194,564	2,341,391
Net unrealized gain on securities available-for-sale, net of taxes	7,118	13,199	67,342
Treasury stock, at cost	(1)	(0)	(11)
Total shareholders' equity	729,280	680,374	6,899,529
Total liabilities and shareholders' equity	¥6,406,313	¥6,763,710	$60,608,455

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥105.70=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2004.

Non-Consolidated Statements of Income

Shinsei Bank, Limited
For the fiscal years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note)
	2004	2003	2004
Interest income:			
Interest on loans and bills	¥ 63,584	¥ 90,611	$ 601,555
Interest and dividends on securities	16,467	21,538	155,795
Interest on deposits with banks	1,957	1,535	18,515
Other interest income	5,824	6,510	55,108
Total interest income	87,833	120,196	830,973
Interest expenses:			
Interest and discounts on debentures	8,397	19,198	79,446
Interest on deposits, including negotiable certificates of deposit	12,230	10,991	115,706
Interest on other borrowings	10,345	13,360	97,875
Other interest expenses	742	2,019	7,027
Total interest expenses	31,715	45,569	300,054
Net interest income	56,118	74,626	530,919
Fees and commissions income	18,883	18,399	178,654
Fees and commissions expenses	7,138	3,824	67,538
Net fees and commissions	11,745	14,575	111,116
Net trading income	2,154	2,807	20,387
Other business income (losses):			
Income on monetary assets held in trust, net	25,819	33,063	244,268
Net gain (loss) on securities and foreign exchanges	11,743	(17,803)	111,104
Other, net	6,474	(212)	61,253
Net other business income	44,037	15,047	416,625
Total revenue	114,055	107,056	1,079,047
General and administrative expenses:			
Personnel expenses	27,407	28,366	259,299
Premises expenses	12,662	13,317	119,793
Technology and data processing expenses	6,183	4,621	58,502
Advertising expenses	2,782	3,115	26,320
Consumption and property taxes	2,563	2,498	24,257
Deposit insurance premium	1,938	1,568	18,341
Other general and administrative expenses	11,924	11,789	112,813
Total general and administrative expenses	65,462	65,278	619,325
Net business profit	48,592	41,778	459,722
Net credit recoveries	(16,722)	(10,099)	(158,204)
Other gains (losses), net	878	(153)	8,314
Income before income taxes	66,193	51,724	626,240
Income tax (benefit):			
Current	(1,095)	71	(10,364)
Deferred	1,968	(7,438)	18,619
Net income	¥ 65,320	¥ 59,091	$ 617,985
	Yen		U.S. dollars (Note)
Basic net income per common share	¥ 45.23	¥ 40.64	$ 0.43
Diluted net income per common share	32.21	29.14	0.30

Non-Consolidated Statements of Retained Earnings

Shinsei Bank, Ltd.
For the fiscal years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note)
	2004	2003	2004
Legal reserve:			
Balance at beginning of year	¥ 2,756	¥ 2,064	$ 26,076
Transfer from unappropriated retained earnings	2,066	692	19,554
Balance at end of year	¥ 4,823	¥ 2,756	$ 45,630
Unappropriated retained earnings:			
Balance at beginning of year	¥194,564	¥139,622	$1,840,720
Appropriation:			
Transfer to legal reserve	(2,066)	(692)	(19,554)
Dividends paid	(10,333)	(3,457)	(97,760)
Net income	65,320	59,091	617,985
Balance at end of year	¥247,485	¥194,564	$2,341,391

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥105.70=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2004.

Summary of the Share Purchase Agreement (February 9, 2000)

The following is a translation of a Summary of the final Share Purchase Agreement for the sale of the former Long-Term Credit Bank of Japan, Limited

1. Basic Nature of the Final Agreement

(1) The Deposit Insurance Corporation (hereinafter referred to as "DIC"), The Long-Term Credit Bank of Japan, Ltd. (hereinafter referred to as "LTCB"), and New LTCB Partners C.V. (hereinafter referred to as "Partners") agreed and executed the Share Purchase Agreement (hereinafter, "Agreement") summarized herein on February 9, 2000. [Preamble to Agreement]

(2) Under the Agreement, Partners will purchase approximately 2.4 billion issued and outstanding common shares in LTCB for ¥1 billion and 300 million new common shares in LTCB for ¥120 billion on a date, scheduled for March 1, 2000 (hereinafter the "Closing"). [Article 1]

(3) Partners will fulfill its obligations related to the Closing and concomitant transactions under certain conditions, which include the payment of an offset of deficit and a monetary donation by DIC, the occurrence of no developments having a material adverse effect on LTCB, and the absence of any breach of the provisions of the Agreement on the part of DIC or LTCB, which has a material adverse effect on LTCB on or prior to the Closing. [Article 4.1]

(4) DIC will fulfill its obligations related to the Closing and concomitant transactions under certain conditions, which include the absence of any material breach of the provisions of the Agreement on the part of Partners that has a material adverse effect and the absence of any breach of Partners' representation to submit the list of proposed directors on or prior to the Closing. [Article 4.2]

(5) Except in the event that the parties to the Agreement decide to postpone the Closing, the Agreement will terminate if not executed by June 1, 2000. However, if DIC and Partners agree in writing, the Agreement can terminate. If the Closing does not take place on the specified date as a result of non-satisfaction of the conditions specified in (3) and (4), all the parties to the Agreement shall make their best endeavor to satisfy such condition(s). [Article 12]

2. Method of Acquisition, Payment, and Related Matters

(1) Partners will purchase from DIC within the issued and outstanding shares of LTCB (which comprise approximately 2.4 billion common shares and 100 million preferred shares) the full amount of common shares (excluding 212 shares that are less than the minimum trading unit of 1,000 shares) for consideration of ¥1 billion. [Article 3.1]

(2) DIC will continue to hold approximately 74.5 million issued and outstanding preferred shares of LTCB, and the remaining approximately 25.5 million preferred shares will be canceled without compensation. [Article 3.2]

Note: The outstanding preferred shares were originally underwritten by the Resolution and Collection Bank (so-called at that time) under the provisions of the Law Concerning Special Measures for Early Stabilization of Finance (repealed) for consideration of ¥130 billion. Accompanying the commencement of the temporary nationalization of LTCB, these shares were transferred to DIC without consideration. The current terms of these preferred shares are: Dividend rate, 1% per annum; convertible to common shares at a conversion price of ¥180 per share, which became effective on October 1, 1999, and remains in effect through mandatory conversion; mandatory conversion date, 2008, but conversion is possible at any time before that date.

3. Capital Reinforcement and Capital Ratio

(1) Partners will subscribe for 300 million newly issued common shares of the Reprivatized LTCB for consideration of ¥120 billion (¥400 per share). [Article 3.2]

(2) The Reprivatized LTCB will request the government to subscribe to 600 million newly issued nonvoting, preferred, and non-par value shares for consideration of ¥240 billion (¥400 per share). These shares will be issued under the Law concerning Earlier Sound Operation of Financial Functions and with the condition that the Reprivatized LTCB is a financial institution categorized as having sound shareholder equity (subject to the condition that as of the date of approval, the Reprivatized LTCB will have achieved a capital adequacy ratio of 4%). Other terms and conditions of this issue will be as follows. [Article 3.2 and 3.4]

- Holders may convert the preferred shares into common shares on or after the August 1 following the fifth anniversary of the date of issuance.
- On the August 1 following the fifth, sixth, and seventh anniversaries of the date of issuance, the conversion price will be adjusted to the lower of ¥400 or market price (or net asset value per share prior to listing) but under no circumstances will the conversion price be less than ¥300 per share.
- Conversion of the preferred shares will be mandatory on the August 1 following the seventh anniversary date of the issuance.
- Dividends will be decided by the Financial Reconstruction Commission (hereinafter "FRC").

Note: After conversion of the outstanding preferred shares mentioned in 2. (2), the maximum percentage of ownership by DIC will be 33.0%.

(3) The capital adequacy ratio will be approximately 13% (on the basis described as follows, which is after realization of unrealized gains on shareholdings).

4. Offset of the Deficit by DIC and Related Matters

(1) DIC will make an offset of the deficit and a monetary donation based on the Temporary Nationalization Account of the non-consolidated balance sheet of LTCB. The balance sheet will be prepared based on Japanese GAAP applicable to the fiscal year ending March 31, 2000. [Article 2.1 and 2.2]

(2) DIC will make an initial payment to LTCB prior to the Closing based on the Preliminary Base Date Balance Sheet (scheduled for February 29, 2000, the date prior to the Closing) under Articles 62 and 72 of the Financial Reconstruction Law. Following the Closing, the final payment will be confirmed and adjustment will be made based on the Definitive Base Date Balance Sheet. [Article 2.3 and 2.4]

(3) The Definitive Base Date Balance Sheet will be prepared by LTCB and audited by LTCB's independent public accounting firm, then presented to Partners following approval by DIC. Partners will have its accounting firm examine the balance sheet, and, if there are differences of opinion regarding any items (other than loan assets and certain other items) the accounting firm appointed by Partners will discuss the points of difference with LTCB's accounting firm. If the discussions do not resolve the differences, a third accounting firm will be asked to provide an opinion. DIC and Partners will respect the judgment of the third accounting firm. However, rights to file a suit to solve the difference of opinions should be reserved by both parties. [Article 2.4]

(4) If the receipt by LTCB of any payments from DIC result in a duty to pay corporate income or other taxes, this will be taken into consideration in setting the final amount of the offset of the deficit and monetary donation. [Article 2.5]

5. Treatment of Shares Held by LTCB

(1) Listed shares held by LTCB will be sold as provided for in items (2) through (7) below. The unrealized value of these shares, a total of ¥250 billion will be realized and used to boost the capital of the Reprivatized LTCB.

(2) LTCB has prepared a list of its shareholdings as of January 31, 2000, and provided it to Partners, showing the issuer, the number, the book value, and the market value on that date. Those shares showing unrealized losses on that date will be sold before the Closing to DIC (if they are the type of shares covered in (5) below) or sold in the market. (The sales price to DIC will be that shown in the list.) [Article 7.1]

(3) Partners will select listed shares from the list prepared by LTCB that have sufficient unrealized gains to raise the capital ratio of the Reprivatized LTCB to 4%, and these will be designated Shares for First Sale. Partners will then prepare a list of Shares for Second Sale with total unrealized gains equivalent to the gains obtained from the first sales subtracted from ¥250 billion. Partners will notify DIC and LTCB of the content of these lists of shares for sale. [Article 7.3]

(4) Listed stocks with unrealized gains other than those in the Shares for First Sale and Shares for Second Sale will be sold prior to the Closing. Shares for First Sale will be sold on the day of the Closing, and Shares for Second Sale will be sold within 90 days following the Closing. These stocks will be sold to DIC (if they are the type of shares covered in (5) below) or in the market. (Whether sales will be made to DIC or into the market will be decided at the time that the list mentioned in (3) is prepared.) Sales to DIC will all be made at the prices contained in the list. [Article 7.4]

(5) Shares whose ownership is deemed necessary for the businesses of the Reprivatized LTCB will be purchased by DIC and then entrusted to LTCB Trust & Banking. DIC will not sell these shares for five years without the consent of the Reprivatized LTCB. The nominal ownership and actual voting rights of these shares will be retained by LTCB or LTCB Trust & Banking, and the Reprivatized LTCB will be able, in principle, to purchase these from DIC at a fair price at any time. In the event the purchase of these shares from DIC results in a loss for DIC, DIC will have the right to refuse such purchase requests from the Reprivatized LTCB. (When these shares enter their fifth year or longer of being held in trust and DIC refuses an offer from the Reprivatized LTCB to sell, the term in trust will be extended one year from the time of refusal. The same pertains to refusals made during the period of extension.) However, for specified stocks for which LTCB gives notice in writing (up to two notifications are possible) following such notice DIC may sell the specified stocks without the consent of LTCB. In such cases, for a period of five years from the date these shares are so specified, LTCB will have first priority purchase rights for such stocks (the right to purchase such stocks on the same conditions as the most favorable offer to DIC from a third party). [Article 7.6]

(6) LTCB may sell those stocks not necessary for its businesses at a fair price into the market or to DIC (as specified in (7) below). In the event DIC purchases such stocks, it will not be obligated to place these in trust with LTCB Trust & Banking. [Article 7.6]

(7) When LTCB is thinking of selling stocks held by LTCB to a third party, consultations shall be held with DIC in advance. DIC will not oppose such sales, but it will have the right, depending on stock market conditions, to designate itself as a purchaser, and purchases of such stocks can be made at fair market price. [Article 7.5]

(8) LTCB will endeavor to sell unlisted stock—with the exceptions of shares of designated subsidiaries, restricted shares (fractional shares, numbers of stock less than the trading unit, and shares which cannot be sold for legal reasons for at least five years even with the consent of the issuer), and shares of failed issuers—prior to the Closing and for five years following the Closing to DIC or third parties. The profit or loss on such sales (the difference between the fair price at the time of sale and the value at the base date) over the five-year period following the Closing will belong to DIC. For such stock that cannot be sold, the difference five years after the Closing between the fair price and the book value on the base date will belong to DIC. [Article 7.1 and 7.2]

(9) LTCB will continue to hold shares of designated subsidiaries, restricted shares, and shares of failed issuers. [Article 7.1]

6. Sale of Reprivatized LTCB Shares Held by DIC

(1) When the market value of shares in the Reprivatized LTCB held by DIC exceeds ¥500 billion, the Reprivatized LTCB can request DIC to sell a certain number of its common shares at fair market price and to convert the preferred shares held by DIC into common stock. [Article 3.5]

Notes: 1. If the price of the Reprivatized LTCB's common stock reaches ¥440 per share, the market value of stock held by DIC on a common stock conversion basis will reach ¥500 billion.
2. If the price of the Reprivatized LTCB's common stock rises to ¥465 per share and all preferred shares mentioned in 2. (2) above are converted to common shares at this price and then sold, the capital gain of DIC on outstanding preferred shares would be ¥250 billion.

(2) Consent to such requests shall not be unreasonably withheld by DIC. [Article 3.5]

7. Continuous Ownership of Loan-Related Assets

(1) The Reprivatized LTCB will retain ownership of all loan-related assets that were determined by the FRC to be "assets appropriate for LTCB to continue to own" (hereinafter, "Appropriate Assets"). [Article 10]

(2) For the Reprivatized LTCB to maintain good relationships with borrowers of loan-related assets, Partners represents that it will have the Reprivatized LTCB manage its loans based on the following basic policies for at least three years from the Closing. Specifically, unless compelling reasons otherwise require, the Reprivatized LTCB (i) will not sell the loan-related assets, (ii) will not collect loans abruptly, and (iii) will meet the proper finance needs of borrowers by, for example, renewals and provision of seasonal funds. [Article 11]

Notes: 1. The term "not collect abruptly" in (2) above means that the Reprivatized LTCB will honor borrowers' contractual rights in respect of the relevant due date and will not change the due date adversely against the borrower.
2. Instances of "compelling reasons" referred to above shall mean in the case of (i) arranging loan participations, securitization of loans, and other similar activities that are undertaken for providing supplementary sources of financing for the Reprivatized LTCB's operations and are not contrary to the intent of protecting the borrower. In the cases of (ii) and (iii), compelling reasons include circumstances where it is reasonably foreseeable that the Reprivatized LTCB would incur losses if it did not collect or it consented to renewals.

8. Reserves

Reserves will be provisioned according to the results of self-assessments conducted under the Financial Inspection Manuals issued by the Financial Supervisory Agency and the reserve guidelines established by the Japanese Institute of Certified Public Accountants.

9. Warranty of Loan-Related Assets

(1) Under the Agreement, DIC will be deemed to have transferred loan-related assets to the Reprivatized LTCB as of the Closing. [Article 8.1(1)]

(2) If, during the three years after the Closing, a Defect is found with respect to any loan-related assets and the value of the asset declines 20% or more, the Reprivatized LTCB shall have the right to cancel its purchase of such assets of the relevant borrower(s) by exercise of this right, retroactively to the Closing. [Article 8.1 (1)]

(3) If the cancellation right is exercised, the Reprivatized LTCB will transfer the asset to DIC, and DIC shall pay the Reprivatized LTCB the Original Value of the asset (after subtracting reserves set aside against the loan, hereinafter, "Original Value" shall mean the value of assets net of loan loss reserves). (If there have been repayments of principal, these will also be subtracted from Original Value.) [Article 8.2 (5)]

(4) The decline in asset value of 20% or more, mentioned in (2) above, shall mean that total Current Value (after deduction of reserves, hereinafter "Current Value" shall mean the value net of loan loss reserves) of all claims against a single borrower has declined 20% or more in comparison with Original Value. [Article 8.1 (4)]

(5) "Defect," mentioned in (2) above, shall mean that for those loans judged to be "Appropriate for LTCB to continue to own" by the FRC prior to Closing circumstances are deemed to have changed or become untrue within three years from the base date. Defects will not include those cases where event(s) causing the change or leading to circumstances no longer being true are attributable solely to Partners or the Reprivatized LTCB after the purchase of LTCB. [Article 8.1 (2)]

(6) In cases where the basis for judging certain assets to be Appropriate used by the FRC is not clearly indicated (for example, claims on normal borrowers are, in principle, deemed to be Appropriate), and certain objective event(s) indicating problems related to specific borrowers is (are) identified, such event(s) shall be deemed as prima facie evidence of the existence of a Defect. [Article 8.1 (2)]

Note: For example, if, within three years of the Closing, principal or interest on loans to a borrower classified immediately prior to the Closing as normal become overdue three months or longer, the Reprivatized LTCB can presume that a Defect exists.

(7) If the Reprivatized LTCB receives a formal request from a borrower for forgiveness of indebtedness and accepts this request, the cancellation rights can no longer be exercised by the Reprivatized LTCB for this borrower. [Article 8.1 (5)]

(8) Loan-related assets for which the cancellation right applies shall be those in excess of ¥100 million to a single borrower and shall apply to loan-related assets renewed and rolled over after the Closing, which are effectively the same as loan-related assets at the time of the Closing, but excluding new ones. [Article 8.1 (1)]

(9) If an event of force majeure, such as war, natural calamity, or economic depression, occurs within three years from the Closing leading to a deterioration of the condition of borrowers, the payment responsibilities of DIC will be limited. If an event that appears to be force majeure occurs, DIC and the Reprivatized LTCB shall hold discussions in good faith as to whether the event constitutes force majeure and whether the deterioration of the condition of the obligor was due to force majeure and then seek to determine a fair sharing of the burden between DIC and the Reprivatized LTCB. [Article 8.3]

(10) If cancellation rights are exercised, the Reprivatized LTCB shall give notice to DIC on a quarterly basis. If DIC does not consent to the Reprivatized LTCB's determination and discussions do not lead to a resolution of the disagreement, the matter will be considered by an independent accounting firm chosen jointly in agreement by DIC and the Reprivatized LTCB. Both parties will respect the results of the accounting firm's deliberations, but, in the event the dispute is not resolved, the parties may present the matter to courts of law. [Article 8.2]

(11) The Agreement also deals with the details of Defects in loan-related assets, including commitment lines and other arrangements. [Article 8.1 and other sections of the Agreement]

10. Measures to Reduce Credit Risk of Derivatives

DIC will reimburse the Reprivatized LTCB for losses incurred when counterparties to derivative transactions with LTCB go into bankruptcy or otherwise cannot meet their obligations. This applies to derivative transactions outstanding at the base date and covers losses of ¥5 billion or more incurred within five years from the Closing.

11. Board of Directors and Management [Article 9]

(1) Masamoto Yashiro is scheduled to become Chairman and Representative Director, President, and Chief Executive Officer.

(2) A majority of the directors will be Japanese nationals.

(3) The following are scheduled to become directors of the Board: Takashi Imai, Hirotaro Higuchi, Timothy Collins, and J. Christopher Flowers.

(4) Paul Volcker has consented to serve as senior advisor.

12. Representations and Indemnification [Article 5]

(1) As is common in corporate acquisition contracts, the Agreement includes representations and indemnification matters related to DIC and Partners.

Note: For example, DIC represents to Partners that certain matters related to LTCB are true and correct. These include compliance with relevant laws, possession of necessary permits and licenses for its operations, absence of violations of intellectual property rights, appropriateness and validity of its lending transactions, accuracy and fairness of its financial statements for the year ended March 31, 1999, and the six months ended September 30, 1999, accuracy of its tax returns, and other matters. Partners represents as true and correct the names of investors in Partners, the percentage ownership, authority, summary of the decision-making processes, and the adequacy of funds to complete the acquisition.

(2) DIC also agrees to indemnify Partners in the event that certain representations are subsequently found incorrect. For example, if there is any incorrectness of any of the representations for corporate tax, etc., with respect to LTCB that causes the Reprivatized LTCB to pay any corporate tax, etc., DIC guarantees to indemnify Partners if DIC's representations are found incorrect at any time during the five-year period following the Closing. For matters other than taxation, the period for indemnification is three years. (The Reprivatized LTCB must notify DIC of the exact circumstances—occurring within the three-year period—which lead to losses, but determination of the amount of damages through litigation may go beyond three years.) Indemnity for breach of representations for matters other than taxation shall not be paid if the total amount of damages is ¥5 billion or less, but when damages exceed ¥5 billion, DIC is liable to pay ¥100 million or more per breach of representation. Indemnification for corporate tax, etc., is based on the amount of tax actually paid.

(3) Partners is liable for breach of representations for three years following the Closing. (DIC must provide notice to Partners of any breach that occurs within the three-year period and leads to damages, but determination of the amount of damages through litigation may go beyond three years.) Indemnity for breach of representations shall not be paid if the total amount of damages is ¥5 billion or less, but, when damages exceed ¥5 billion, Partners is liable to pay ¥100 million or more per breach of representation.

13. Covenants [Article 6]

DIC and LTCB promise to abide by covenants that are normally included in corporate acquisition contracts from the time of the signing of the Agreement through the Closing.

Note: For example, DIC promises to cause LTCB to continue to operate its business in a proper manner consistent with sound banking practices. DIC also promises not to allow LTCB to sell important assets, with the exception of assets that are not Appropriate for LTCB to own, change its Articles of Incorporation, or engage in any action that would lead to breach of representations. For its part, LTCB promises not to conduct any capital-related transactions, such as stock splits or issuance of new stocks, incur any indebtedness that would be inconsistent with sound bank management, make any acquisition, or execute any contract or agreement which would have a material adverse effect. From the time of the signing of the Agreement through the Closing, LTCB must provide reasonable access to information related to LTCB's finances and operations in response to reasonable requests from Partners.

Notes: I. Information in brackets, such as [Article 6], refers to sections of the Agreement.
II. The source of the information contained herein is a document prepared by the Secretariat of the Financial Reconstruction Commission entitled Summary of the Final Agreement Regarding the Acquisition of The Long-Term Credit Bank of Japan.

Organization

As of July 20, 2004


Board of Directors
CEO
Management Committee
Internal Audit Division
(Investigation Department)
Nomination Committee
Office of Corporate Secretary
Audit Committee
Office of Audit Committee
Compensation Committee
Institutional Banking Group (IBG)
IB Business Division
New York Representative Office
Process Support Division
Corporate Banking Business Sub-Group
Real Estate Finance Division
Specialty Finance Division
Corporate Advisory Division
Asset Management Division
Corporate Business Solutions Sub-Group
International Principal Finance Division
Corporate Revitalization Division
Private Equity Division
Credit Trading Division
Real Estate Principal Investment Division
Business Solutions Division I
Business Solutions Division II
Corporate Risk Management Division
Financial Institutions and Capital Markets Sub-Group
Capital Markets Division
(European Business Department)
Non Bank Financial Services Sub-Group
Credit Risk Division
CBBD I
CBBD II
CBBD III
CBBD IV
CBBD V
CBBD VI
CBBD VII
CBBD VIII
CBBD IX
CBBD X
CBBD XI
Tokyo Business Division
Regional Business Division
Osaka CBBD
(Unit at Specific Branch)*
Corporate Business Strategy Division
Osaka CBSD
(Unit at Specific Branch)*
FIBD I
FIBD II
FIBD III
Osaka FIBD
(Unit at Specific Branch)*
Retail Banking Group (RBG)
Retail Business Division
Wealth Management Division
Platinum Banking Division
Mass Retail Banking Division
Deposit Products Division
Loan Products Division—Housing Loan Center Tokyo
Specialty Products Division
Marketing Division
Channel Planning Division
CRM Unit
Customer Relations Unit
Excellence in Banking Division
Retail Services Sub-Group
Retail Services Division
Channel Management Division
Retail Technology Division
Head Office SFC
(Ginza Annex)
Sapporo SFC
Sendai SFC
Kanazawa SFC
Omiya SFC
LaLaport SFC
Tokyo SFC
Ikebukuro SFC
Ueno SFC
Kichijoji SFC
Shinjuku SFC
Shiodome SIO-SITE SFC
Roppongi Hills SFC
(Keyakizakadori Annex)
Shibuya SFC
Hiroo SFC
Meguro SFC
Futakotamagawa SFC
Hachioji SFC
Yokohama SFC
Fujisawa SFC
Nagoya SFC
Kyoto SFC
Osaka SFC
Umeda SFC
(Hankyu-Umeda Annex)
Namba SFC
Kobe SFC
Hiroshima SFC
Takamatsu SFC
Fukuoka SFC
Finance Group (FNG)
Management Accounting Division
Financial and Regulatory Accounting Division
Treasury Division
Investor Planning Division
Banking Infrastructure Group (BIG)
Information Technology Division
Operations Planning and Administration Division
Trading and Securities Operations Division
Grand Cayman Branch
Business Operations Division
Operations Services Division
Technology Support Division
Operation Support Division
Risk Management Group (RMG)
Portfolio and Risk Management Division
Market Risk Management Division
Financial Engineering Risk Management Division
Retail Banking Risk Management Division
Risk Management Planning and Policy Division
Relationship Group (RSG)
Human Resources Division
Corporate Communications Division
General Services Division
Corporate Strategy Division
(Specific Asset Control Department)
Legal and Compliance Division
(Legal Department)
Credit Assessment Division
* Sapporo, Sendai, Kanazawa, Nagoya, Hiroshima, Takamatsu and Fukuoka
Abbreviations:
CBBD: Corporate Banking Business Division
CBSD: Corporate Business Strategy Division
FIBD: Financial Institutions Business Division
SFC: Shinsei Financial Center

Management

As of July 1, 2004

Board of Directors

Masamoto Yashiro	Chairman and CEO, Shinsei Bank, Limited
Thierry Porté	Vice Chairman, Shinsei Bank, Limited
Akira Aoki*	Senior Advisor, Japan Securities Finance Co., Ltd.
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Banco Santander Central Hispano SA
Timothy C. Collins*	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers*	Chairman, J. C. Flowers & Co., LLC
Takashi Imai*	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Donald B. Marron*	Former Chairman, UBS Paine Webber, Inc.
Martin G. McGuinn*	Chairman and CEO, Mellon Financial Corporation
Yasuharu Nagashima*	Lawyer
Nobuaki Ogawa*	Lawyer
David Rockefeller*	Former Chairman, The Rockefeller Group

Senior Advisors

Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System
Vernon E. Jordan	Senior Managing Director, Lazard Frères & Co. LLC
John S. Reed	Former Chairman, Citigroup Inc.

Statutory Executive Officers

Representative Statutory Executive Officer, Chairman and CEO	Masamoto Yashiro
Representative Statutory Executive Officer, Vice Chairman	Thierry Porté
Representative Statutory Executive Officer, Senior Managing Executive Officer, Institutional Banking Group	Teruaki Yamamoto
Senior Managing Executive Officer, Institutional Banking Group	Clark Graninger
Senior Managing Executive Officer, Retail Banking Group	K. Sajeeve Thomas
Senior Managing Executive Officer, Chief Financial Officer, Finance Group	John E. Mack
Senior Managing Executive Officer, Banking Infrastructure Group	Dhananjaya Dvivedi
Senior Managing Executive Officer, Risk Management Group	Janak Raj
Managing Executive Officer, Corporate Banking Business Sub-Group	Tadashi Ishikuro
Managing Executive Officer, Corporate Business Solutions Sub-Group	Junzo Tomii
Managing Executive Officer, Financial Institutions and Capital Markets Sub-Group	Masazumi Kato
Managing Executive Officer, Deputy Head, Retail Banking Group	Satoru Katayama

Notes: 1. * Outside directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, Timothy C. Collins, J. Christopher Flowers, David Rockefeller, Masamoto Yashiro
Audit Committee: Akira Aoki (Chairman); Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: J. Christopher Flowers (Chairman); Emilio Botín, Timothy C. Collins, Minoru Makihara, Donald B. Marron, Martin G. McGuinn
3. Shinsei Bank adopted a Company with Committees board model after its annual general meeting of shareholders on June 24, 2004.

Employees

As of March 31, 2004, 2003 and 2002

	2004	2003	2002
Number of employees	**2,122**	2,055	2,125
Male	**1,235**	1,177	1,227
Female	**887**	878	898
Average age	**36 years 9 months**	36 years 2 months	37 years
Average years of service	**10 years 8 months**	10 years 5 months	12 years 4 months

Major Subsidiaries and Affiliates

As of March 31, 2004

Major Domestic Subsidiaries

Name	Location	Main business	Capital (Millions of yen)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Trust & Banking Co., Ltd.	Tokyo, Japan	Trust banking	¥5,000	100.00%	100.00%	—%
Shinsei Information Technology Co., Ltd.	Tokyo, Japan	Information technology	100	100.00	100.00	—
Shinsei Business Services Co., Ltd.	Tokyo, Japan	Administrative support	54	100.00	100.00	—
Shinsei Real Estate Valuation Services Co., Ltd.	Tokyo, Japan	Real estate valuation	50	100.00	100.00	—
The Shinsei Card Co., Ltd.	Tokyo, Japan	Credit card	725	100.00	100.00	—
Shinsei Securities Co., Ltd.	Tokyo, Japan	Securities	5,500	100.00	100.00	—
Shinsei Investment Management Co., Ltd.	Tokyo, Japan	Investment trust and discretionary investment advising	495	100.00	100.00	—
Chowa Tatemono Co., Ltd.	Tokyo, Japan	Real estate leasing	10	100.00	100.00	—
Life Housing Loan Co., Ltd.	Tokyo, Japan	Housing loan	1,000	100.00	—	100.00
Shinsei Sales Finance Co., Ltd.	Tokyo, Japan	Installment credit	350	100.00	100.00	—
Shinsei Property Finance Co., Ltd.*	Tokyo, Japan	Real estate collateral finance	200	100.00	100.00	—
Apollo Finance Co., Ltd.*	Tokyo, Japan	Real estate collateral finance	200	100.00	100.00	—
Shinsei Business Finance Co., Ltd.	Tokyo, Japan	Small business lending	734	75.00	75.00	—
BM Finance Co., Ltd.	Tokyo, Japan	Finance	10	100.00	100.00	—
BM Enterprise Co., Ltd.	Tokyo, Japan	Finance	10	—	—	—
Shinsei Servicing Company	Tokyo, Japan	Servicing business	500	100.00	—	100.00

*Shinsei Property Finance Co., Ltd. (surviving company), merged with Apollo Finance Co., Ltd., on July 1, 2004.

Major Overseas Subsidiaries

Name	Location	Main business	Capital (Thousands of U.S. dollars)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Bank Finance N.V.	Curaçao, Netherlands Antilles	Finance	$2,100	100.00%	100.00%	—%
Shinsei Capital (USA), Ltd.	Wilmington, Delaware, USA	Finance	0	100.00	100.00	—

Affiliates Accounted for Using the Equity Method

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Raffia Capital Co., Ltd.	Tokyo, Japan	Private equity fund management	¥10 million	50.00%	50.00%	—%
Hillcot Holdings Limited	Hamilton, Bermuda	Holding company	$12,000	17.50	17.50	—
BlueBay Asset Management Limited	London, UK	Asset management	£12,000	25.00	25.00	—

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Stock(*1):
2,500,000,000
Preferred Stock:
674,528,000

Number of Shares Issued
Common Stock(*2, 3):
1,358,573,506
Preferred Stock:
Class A 74,528,000
Class B 600,000,000

Ten Largest Shareholders(*4)
New LTCB Partners C.V.
(64.26% of common stock)
The Master Trust Bank of Japan, Ltd. (Trust Account)
(2.95% of common stock)
Japan Trustee Services Bank, Ltd. (Trust Account)
(1.96% of common stock)
GGR Cayman L.P.
(0.68% of common stock)
UFJ Trust Bank Limited (Trust Account A)
(0.66% of common stock)
State Street Bank and Trust Company
(0.60% of common stock)
The Chase Manhattan Bank NA London
(0.43% of common stock)
Trust and Custody Services Bank, Ltd. (Trust Account B)
(0.41% of common stock)
Mizuho Trust and Banking Company, Ltd. (Trust Account Z)
(0.36% of common stock)
Morgan Stanley and Company Inc.
(0.34% of common stock)

(As of March 31, 2004)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common stock has been listed on the First Section of the Tokyo Stock Exchange.
(*4) On February 19, 2004, New LTCB Partners C.V. and GGR Cayman L.P. sold 471,299 thousand shares and 5,001 thousand shares, in total 476,300 thousand shares (including over allotment part), respectively.

Network

Americas:
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

Domestic Branches:
Head Office (Tokyo)
Marunouchi Annex
(Housing Loan Center Tokyo)
Ginza Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

Domestic Sub-Branches (ATM only):
Shinsei Bank
10 locations
Keikyu Station Bank
35 locations
Shinsei Daily Bank
17 locations
Co-managed under a tie-up with IY Bank Co., Ltd.
8,663 locations

(As of July 1, 2004)

Web Site

Our bilingual web site provides a wide range of information covering our retail and institutional businesses, corporate data and investor relations.



Retail
http://www.shinseibank.com/english/
The Retail web site provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail site.



Institutional
http://ibg.shinseibank.com/en/
Our Institutional web site provides information for our institutional customers under four main menus: Markets, Specialty Finance, Structured Trading and Corporate Advisory. It also contains details of our branches and affiliates.



About Shinsei Bank
http://www.shinseibank.com/investors/en/about/
This web site provides information on our strategy and corporate profile, and lists our board members and management. It also contains news releases and ratings information.



Investor Relations
http://www.shinseibank.com/investors/en/ir/
The Investor Relations web site covers performance highlights and selected financial information, share price information, disclosure materials (annual reports, interim reports) and share administration information. It also provides webcasts of investors' meetings on financial results.

For further information, please contact:
Corporate Communications Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome,
Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: webmaster@shinseibank.com

